Filed Pursuant to Rule 424(b)(4)
Registration No. 333-258361

12,000,000 Shares

Driven Brands Holdings Inc.

Common Stock

Driven Equity LLC and RC IV Cayman ICW Holdings LLC (the “selling stockholders”), each of which is a related entity of Roark Capital Management, LLC, are offering 12,000,000 shares of common stock of Driven Brands Holdings Inc., a Delaware corporation.

Our shares of common stock are listed on The Nasdaq Global Select Market, or “NASDAQ” under the symbol “DRVN.”

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We have agreed to pay all expenses relating to registering these shares of common stock. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of common stock. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Summary–Principal Stockholders.”

Following the completion of this offering, our principal stockholders will continue to own a majority of the voting power of our outstanding common stock. As a result, we will remain a “controlled company” under the corporate governance rules for NASDAQ listed companies and will be exempt from certain corporate governance requirements of such rules.

Investing in our common stock involves a high degree of risk. See “Risk Factors” that are described beginning on page 22 of this prospectus and the documents incorporated by reference herein.

	Per Share	Total
Public offering price	$29.50	$354,000,000
Underwriting discounts and commissions (1)	$1.10625	$13,275,000
Proceeds to the selling stockholders, before expenses	$28.39375	$340,725,000

(1)	See “Underwriters” for a description of all compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,800,000 shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment on or about August 9, 2021

Morgan Stanley	BofA Securities	Goldman Sachs & Co. LLC	J.P. Morgan	Barclays

Credit Suisse	Baird	Piper Sandler	William Blair

Prospectus dated August 4, 2021

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

i

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including ABRA®, CARSTAR®, DrivenBrands®, Fix Auto USA®, IMO®, MAACO®, Meineke®, PH Vitres D’Autos®, Spire Supply®, Take 5 Oil Change®, Uniban® and 1-800-Radiator & A/C®. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in, or incorporated by reference into, this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies, including with respect to Fix Auto USA®.

INDUSTRY AND MARKET DATA

We include in, or incorporate by reference into, this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, such as the Auto Care Association’s 2022 and 2021 Auto Care Factbooks, CarWash.com, IBIS World Inc.’s Report, International Car Wash Association’s Total Conveyor Locations and National Oil and Lube News’ Industry Rankings as well as good faith estimates of our management which are based on such sources and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Driven Brands Holdings Inc. and its subsidiaries. On July 6, 2020, RC Driven Holdings LLC converted into a Delaware corporation pursuant to a statutory conversion, and changed its name to Driven Brands Holdings Inc. (the “Corporate Conversion”). As part of our Corporate Conversion, our direct parent, Driven Investor LLC, received all of our common stock in exchange for our equity interests. On January 14, 2021, in connection with and prior to the closing of our initial public offering, we effected a 88,990-for-one stock split and Driven Investor LLC was liquidated and all of our common stock was distributed to our Principal Stockholders, current and former employees and management and board members. In this prospectus, we refer to the foregoing Corporate Conversion, stock split and related transactions as the Reorganization.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” “Driven Brands,” the “Issuer,” “we,” “us” and “our” refer, prior to the Corporate Conversion discussed herein, to RC Driven Holdings LLC and its subsidiaries, and after the Corporate Conversion, Driven Brands Holdings Inc. and its subsidiaries. On August 3, 2020, we completed the acquisition (the “ICWG Acquisition”) of International Car Wash Group (“ICWG”). References to “brands” refer to the brands under which we and our franchisees operate each store location or warehouse, as applicable (referred to as “locations,” “stores,” or “units”). References to the size of our business are based on store count. References to “franchise” or “franchisee” refer to third parties that operate locations under franchise or license agreements, references to “franchised locations” refer to locations operated by franchisees, references to “independent operator” refer to third parties that operate locations under independent operator agreements, references to “independently-operated locations” refer to international locations outside North America where independent operators are responsible for site-level labor and receive commissions based on a percent of site revenue from car washes and references to

“company-operated locations” refer to locations operated by subsidiaries of the Company. References to our “Principal Stockholders” refer to Driven Equity LLC and RC IV Cayman ICW Holdings LLC, each of which is a related entity of Roark Capital Management, LLC (“Roark”) as described under “Prospectus Summary—Our Principal Stockholders.” References to “car parc” refer to the total number of registered vehicles within a geographic region. References to cash-on-cash returns refer to our estimates of annual unit-level earnings before interest expense, income tax expense, and depreciation and amortization expense (“EBITDA”) divided by initial investment, except that we calculate CARSTAR unit cash-on-cash returns using estimates of incremental EBITDA from conversion divided by conversion costs. We calculate Take 5 franchise unit cash-on-cash returns based on company operated unit-level economics for greenfield locations open for at least two years, adjusted to include franchise costs (e.g., royalties, supply margin and initial franchise fees). All cash-on-cash returns are based on financial information as disclosed in the 2020 franchise disclosure documents. We provide cash-on-cash returns as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. This measure has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under accounting principles generally acceptable in the United States (“GAAP” or “U.S. GAAP”).

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the automotive services industry. These and other key performance indicators are discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” in our 2020Annual Report (as defined herein). Except as otherwise specified, the following are key performance indicators used throughout this prospectus:

•

“System-wide sales” represents the total of net sales for our company-operated stores and independently-operated stores, and sales at franchised stores. Sales at franchised stores are not included as revenue in our consolidated statements of operations, but rather, the Company includes franchise royalties and fees that are derived from sales at franchised stores. Franchise royalties and fees revenue represented 13% and 19% of our total revenue in 2020 and 2019, respectively. Franchise royalties and fees revenue represented 10% and 17% of our total revenue for the six months ended June 26, 2021 and June 27, 2020, respectively. During 2020 and 2019, approximately 96% and 93%, respectively, of franchise royalties and fees revenue was attributable to royalties, with the balance attributable to license and development fees. For the six months ended June 26, 2021 and June 27, 2020, approximately 95% and 92%, respectively, of franchise royalties and fees revenue was attributable to royalties, with the balance attributable to license and development fees. Revenue from company-operated stores represented 54% and 55% of our total revenue in 2020 and 2019, respectively. Revenue from company-operated stores represented 55% and 52% of our total revenue in the six months ended June 26, 2021 and June 27, 2020, respectively. Revenue from independently-operated stores represented 7% of our total revenue in 2020. Revenue from independently-operated stores represented 16% of our total revenue in the six months ended June 26, 2021.

•	“Store count” reflects the number of franchised, independently-operated and company-operated stores open at the end of the reporting period.

•

“Same store sales” reflect the change in sales year-over-year for the same store base. We define the same store base to include all franchised, independently-operated and company-operated stores open for comparable weeks during the given fiscal period in both the current and prior year.

•

“Adjusted EBITDA” means earnings before interest expense, income tax expense, and depreciation and amortization, with further adjustments for acquisition-related costs, straight-line rent, equity compensation, loss on debt extinguishment and certain non-recurring, non-core, infrequent or unusual charges.

•	“Segment Adjusted EBITDA” means Adjusted EBITDA with a further adjustment for store opening costs. Segment Adjusted EBITDA is a supplemental measure of operating performance of our segments and may not be comparable to similar measures reported by other companies. Segment Adjusted EBITDA is a performance metric utilized by the Company’s Chief Operating Decision Maker to allocate resources to and assess performance of the Company’s segments.

Adjusted EBITDA is a non-GAAP financial measure, which is discussed in more detail in the section titled “Use of Non-GAAP Financial Information.” Our fiscal year ends on the last Saturday of each calendar year. Our most recent fiscal years ended on December 26, 2020 and December 28, 2019 and were both 52-week years. Our fiscal quarters are comprised of 13 weeks each, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, and end on the 13th Saturday of each quarter (14th Saturday of the fourth quarter, when applicable). Our two most recent fiscal quarters ended on March 27, 2021 and June 26, 2021, respectively.

In this prospectus we include certain preliminary estimates of our results of operations for the six months ended June 26, 2021 as compared to our historical results of operations for the six months ended June 27, 2020. Such information is based on our internal management accounts and reporting as of and for the six months ended June 26, 2021, as compared to our reviewed results for, or financial metrics derived from, the six months ended June 27, 2020. We have not yet completed our financial statement review procedures for the six months ended June 26, 2021 and the preliminary financial and other data for this period has been prepared by, and is the responsibility of, management based on currently available information. The preliminary results of operations are subject to revision as we prepare our financial statements and disclosure for the six months ended June 26, 2021, and such revisions may be significant. In connection with our quarterly closing and review process for the fiscal quarter with our independent auditors, we may identify items that would require us to make adjustments to the preliminary results of operations for the six months ended June 26, 2021. This preliminary financial data should not be viewed as a substitute for all financial statements prepared in accordance with U.S. GAAP. Our consolidated financial statements for the six months ended June 26, 2021 will not be available until after this offering is consummated, and consequently, will not be available to you prior to investing in this offering. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results for the six months ended June 26, 2021. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

REORGANIZATION

Prior to July 6, 2020, we operated as a Delaware limited liability company under the name RC Driven Holdings LLC. On July 6, 2020, we consummated the Corporate Conversion. In conjunction with the Corporate Conversion, all of our outstanding equity interests were converted into 1,000 shares of common stock held by our direct parent, Driven Investor LLC and we subsequently issued an additional 430 shares of common stock to Driven Investor LLC as part of the ICWG Acquisition. Prior to the closing of our initial public offering, (i) we effected a 88,990-for-one stock split of our common stock (the “Stock Split”), (ii) Driven Investor LLC was liquidated and all of our common stock was distributed to our Principal Stockholders, current and former employees and management and board members, (iii) profit interests in Driven Investor LLC were exchanged for an economically equivalent number of vested and unvested shares of our common stock and (iv) options to purchase units of Driven Investor LLC were converted into options to purchase shares of our common stock (collectively, the “Reorganization”). The purpose of the Corporate Conversion was to reorganize our structure so that the registrant entity is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Driven Brands Holdings Inc. now holds all of the assets of RC Driven Holdings LLC and has assumed all of its liabilities and obligations. We are a holding company and hold all of our assets and operating entities through our indirect subsidiary, Driven Holdings, LLC.

USE OF NON-GAAP FINANCIAL INFORMATION

To supplement our financial information presented in accordance with the U.S. GAAP, we have presented Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income, each a non-GAAP financial measure.

Adjusted EBITDA is defined above under “Basis of Presentation.” Acquisition Adjusted EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management’s estimates of a full period of Adjusted EBITDA from any businesses acquired in such period as if such acquisitions had been completed on the first day of such period (“Acquisition EBITDA adjustments”). Acquisition EBITDA adjustments are based on the most recently available historical financial information of acquired businesses at the time of such acquisitions, as adjusted as permitted under the Amended and Restated Base Indenture, dated as of April 24, 2018, by and among Driven Brands Funding, LLC, Driven Brands Canada Funding Corporation, and Citibank, N.A., as trustee and securities intermediary (as further amended, modified, supplemented, the “Securitization Senior Notes Indenture”) to (a) eliminate expenses related to the prior owners and certain other non-recurring costs and expenses, if any, as if such businesses had been acquired on the first day of such period, (b) give effect to a full year of performance for any acquisitions completed by such acquired businesses prior to our acquisition and (c) give full year effect to sale leaseback transactions, including rent adjustments in connection with acquisitions, as if such transactions occurred on the first day of such period. Adjusted Net Income is calculated by eliminating from net income the adjustments described for Adjusted EBITDA, amortization related to acquired intangible assets and the tax effect of the adjustments. Our acquired intangible assets primarily relate to franchise agreements and trademarks. Although our intangible assets directly contribute to the Company’s revenue generation, the amortization related to acquired intangible assets is a non-cash amount which is not affected by operations of any particular period and which typically fluctuates period over period based on the size and timing of the Company’s acquisition activity. Accordingly, we believe excluding the amortization related to acquired intangible assets enhances the Company’s and our investors’ ability to compare our past performance with our current performance and to analyze underlying business trends.

We present these metrics because we believe they are a useful indicator of our operating performance. We believe Adjusted EBITDA and Adjusted Net Income are commonly used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management and certain investors use Acquisition Adjusted EBITDA as an estimate of the potential of our ongoing operations to generate Adjusted EBITDA after giving effect to recent acquisitions.

Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income should not be construed as alternatives to net income and net income margin under GAAP as indicators of operating performance. Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income may not be comparable to similarly titled measures reported by other companies. We have included these measures because we believe they provide management and investors with additional information to measure our performance.

The presentation of Acquisition Adjusted EBITDA should not be construed as an inference that our future results will be consistent with our “as if” estimates. These “as if” estimates of potential operating results were not prepared in accordance with GAAP or the pro forma rules of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”). Furthermore, while Acquisition Adjusted EBITDA gives effect to management’s estimate of a full year of Adjusted EBITDA in respect of acquisitions completed in the applicable period, Acquisition Adjusted EBITDA does not give effect to any Adjusted EBITDA in respect of such acquisitions for any period prior to such applicable period. As a result, the Acquisition Adjusted EBITDA across different periods may not necessarily be comparable.

For reconciliations of these measures to the nearest GAAP measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

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INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. We incorporate by reference the documents listed below (other than any portions thereof, which under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 26, 2020, filed with the SEC on March 24, 2021 (the “2020 Annual Report”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 27, 2021, filed with the SEC on May 11, 2021 (the “First Quarter 10-Q”);

•	The portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2021 that are incorporated by reference in the 2020 Annual Report (the “Proxy Statement”); and

•	our Current Reports on Form 8-K, filed with the SEC on January 21, 2021, February 10, 2021, March 26, 2021, March 31, 2021, April 1, 2021, April 30, 2021, May 27, 2021, June 15, 2021 and July 2, 2021.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings from the SEC as described under “Where You Can Find More Information” or by writing to us at:

Investor Relations

440 S. Church Street, Suite 700

Charlotte, NC 28202

(704)-377-8855

e-mail: investors@drivenbrands.com

This prospectus and the documents incorporated by reference therein may be accessed at our website that is located at www.drivenbrands.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors” included in this prospectus, as well as the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in the 2020 Annual Report and the First Quarter 10-Q. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

DRIVEN BRANDS’ OVERVIEW

Driven Brands is the largest automotive services company in North America with a growing and highly-franchised base of more than 4,300 locations across 49 U.S. states and 14 international countries. Our scaled, diversified platform fulfills an extensive range of core consumer and commercial automotive needs, including paint, collision, glass, vehicle repair, oil change, maintenance and car wash. Driven Brands provides a breadth of high-quality and high-frequency services to a wide range of customers who rely on their cars in all economic environments to get to work and in many other aspects of their daily lives. Our asset-light business model generates consistent recurring revenue and strong operating margins, and requires limited maintenance capital expenditures. Our significant free cash flow generation and capital-efficient growth results in meaningful shareholder value creation. Our diversified platform of needs-based service offerings has delivered revenue and Adjusted EBITDA growth at a compound annual growth rate (“CAGR”) of 40% and 31%, respectively, from 2015 to 2020.

We have a portfolio of highly recognized brands that compete in the large, growing, recession-resistant and highly-fragmented automotive care industry. Our U.S. industry is underpinned by a large, growing car parc of more than 275 million vehicles, and is expected to continue its long-term growth trajectory given (i) consumers more frequently outsourcing automotive services due to vehicle complexity; (ii) increases in average repair costs, (iii) average age of the car on the road getting older, and (iv) long-term increases in annual miles traveled. Outside of North America, our international business has a proud 55-year history providing express-style conveyor car wash services across Europe and Australia. Our network generated approximately $904 million in revenue from $3.4 billion in system-wide sales in 2020 and an estimated $704 million in revenue from approximately $2.2 billion in system-wide sales in the six months ended June 26, 2021. Including ICWG for the full 2020 fiscal year, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. Our success is driven in large part by our mutually beneficial relationships with more than 2,800 individual franchisees and independent operators. Our scale, geographic breadth, and best-in-class shared services provide significant competitive platform advantages. We increased our market share across all segments in the first and second quarters of 2021, and we believe that we are well positioned to continue gaining market share through organic and acquisition growth.

The Driven Brands’ platform enables our portfolio of brands to be stronger together than they are apart. We have invested heavily in the creation of unique and powerful shared services, which provides each brand with more resources and produces better results than any individual brand could achieve on its own. Our locations are strengthened by ongoing training initiatives, targeted marketing enhancements, procurement savings, and cost efficiencies, driving revenue and profitability growth for both Driven Brands and for our franchisees. Our performance is further enhanced by a data analytics engine of approximately 18 billion data elements informed by customers across our thousands of locations at every transaction. Our platform advantages combined with our brand heritage, dedicated marketing funds, culture of innovation, and best-in-class management team have positioned us as a leading automotive services provider and the consolidator of choice in North America.

Driven Brands has a long track record of delivering strong growth through consistent same store sales performance, store count growth, and acquisitions. All of our brands produce highly-compelling unit-level economics and cash-on-cash returns, which results in recurring and growing income for Driven Brands and for our healthy and growing network of franchisees, and we have agreements to open more than 750 new franchised units as of June 26, 2021. Our organic growth is complemented by a consistent and repeatable mergers and acquisitions (“M&A”) strategy, having completed more than 70 acquisitions since 2015. Notably, in August 2020 we acquired ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries, demonstrating our continued ability to pursue and execute upon scalable and highly strategic M&A. Our expansion into the car wash segment has been further complemented by the tuck-in acquisitions of more than 60 additional car wash sites since the acquisition of ICWG. Additionally, we have grown our collision service offerings through the acquisitions of CARSTAR in 2015, ABRA in 2019 and Fix Auto USA in 2020, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016 and glass services in 2019. Within our existing service categories, we believe we have enormous whitespace, with over 12,000 potential locations across North America alone. We are only in first gear.

RECENT GROWTH AND PERFORMANCE

We believe our historical success in driving revenue and profit growth is underpinned by our highly-recognized brands, dedicated marketing funds, exceptional in-store execution, franchisee support, and ability to provide a wide range of high-quality services for our retail and commercial customers. Following the acquisition of the Company by affiliates of Roark in early 2015, we made significant investments in our shared services and data analytics capabilities, which has enabled us to accelerate our growth, as evidenced by the following achievements from 2015 through 2020:

•	Increased our total store count from 2,306 to 4,227, at a CAGR of 13%

•	Increased revenue from $168 million* to $904 million(1), at a CAGR of 40%

•	Increased system-wide sales from $1.4 billion to $3.4 billion, at a CAGR of 19%

•	Generated net income of $3 million in 2015 and net loss of $4 million in 2020

•	Increased Adjusted Net Income from $18 million* to $43 million, at a CAGR of 19%

•	Increased Adjusted EBITDA from $53 million to $205 million, at a CAGR of 31%

•	Generated Acquisition Adjusted EBITDA(2) of $269 million in 2020

Our growth continued in the six months ended June 26, 2021 as compared to the six months ended June 27, 2020, as evidenced by the following achievements and preliminary estimated financial information for the six months ended June 26, 2021:

•	Increased our total store count from 3,232 to 4,319, growth of 34%

•	Increased revenue from $348 million to $704 million, growth of 102%

•	Increased system-wide sales from $1.5 billion to $2.2 billion, growth of 46%

•	Increased net income from a net loss of $1 million to net income of $15 million

•	Increased Adjusted Net Income from $20 million to $72 million, growth of 270%

•	Increased Adjusted EBITDA from $71 million to $179 million, growth of 153%

STORE COUNT	REVENUE(1) ($MM)	SYSTEM-WIDE SALES ($Bn)

(1)

As described in Note 1 to our consolidated financial statements included in our 2020 Annual Report, we adopted the new revenue recognition standard during the annual period beginning on December 31, 2017. Prior to that time, advertising contributions and related expenditures were not included in the consolidated statements of operations. Revenue for 2020 is inclusive of advertising contributions totaling $60 million in accordance with our adoption of the new revenue recognition standard. The inclusion of advertising contributions in 2020 revenue was responsible for two percentage points of the CAGR from 2015 to 2020.

(2)	Acquisition Adjusted EBITDA for 2020 includes the impact of all businesses acquired in 2020 as if such acquisitions had been completed on the first day of our 2020 fiscal year.
(3)

We have not yet completed our financial statement review procedures for the six months ended June 26, 2021; such preliminary financial and other data for this period has been prepared by, and is the responsibility of, management based on currently available information. See “Basis of Presentation.”

*

These metrics for fiscal 2015 represent pro forma revenue, pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA after giving effect to the acquisition of Driven Holdings LLC by the Company on April 17, 2015, as if it occurred at the beginning of our 2015 fiscal year. See “Summary Historical Consolidated Financial and Other Data” for further discussion and a reconciliation of 2015 pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA.

Our financial performance and business model are highly resilient across economic cycles, as demonstrated by twelve consecutive years of positive same store sales growth through 2019, including growth through the Great Recession, and positive same store sales growth in the first and second quarters of 2021. In addition, our highly-franchised business model generates consistent, recurring revenue and significant and predictable free cash flow, and we are insulated from the operating cost variability of our franchised locations. The operating costs of franchised locations are borne by the franchisees themselves, and our international locations outside North America utilize an independent operator model whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes.

OUR OPPORTUNITY: THE LARGE, RECESSION-RESISTANT AND HIGHLY FRAGMENTED AUTOMOTIVE SERVICES INDUSTRY WITH LONG-TERM GROWTH TRENDS

The highly-fragmented U.S. automotive care industry, estimated to be a $300+ billion market in 2019, provides critical needs-based services and replacement components, accessories, and equipment to vehicle owners after initial sale. The core of the industry is a large and growing car parc of more than 275 million vehicles in operation (“VIO”), with an average vehicle age of 12 years. Our VIO sweet spot for repairs and maintenance is the population of vehicles 6 years or older that are outside of manufacturers’ warranty periods and represent the majority of the car parc. This expanding pool of older vehicles consistently requires a variety of on-going services to remain operable. As a result, the industry has experienced stable and predictable long-term growth trends driven by non-discretionary and non-cyclical demand from end customers who need their vehicles every day. While the industry experienced a 5% decline in 2020 due to the coronavirus pandemic, miles driven in the United States have significantly increased in the first six months of 2021 relative to 2020.

The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe numerous secular tailwinds will continue to drive predictable long-term industry growth. The addressable market of vehicles in operation is projected to grow along with the average vehicle age, all of which increase the needs for vehicle maintenance and repair. Increasing vehicle complexity is driving higher cost of repairs and greater consumer reliance on “do-it-for-me” (“DIFM”) service providers with specialized knowledge, tools and equipment. These trends continue to drive an increased need for professional DIFM services, premiumization of certain products such as higher-cost motor oils to sustain performance, and increasing average repair order.

In addition to the benefits of the growing car parc and shift in consumer preference towards DIFM, the car wash industry also uniquely benefits from the affordability and frequency-of-use of the services provided. Since our acquisition of ICWG in August 2020, Driven Brands operates in the automated segment of the car wash industry, which accounts for approximately 70% of the total U.S. car wash industry, and which has grown at a 5.2% CAGR in the U.S. between 2015 and 2020, outpacing the 2.5% CAGR of the overall U.S. car wash industry over the same timeframe. Driven Brands’ express-style conveyer car wash services provide a very quick and convenient experience relative to other non-automated car wash services, such as handwashing, and ensures a safe and comfortable experience as the consumer remains in their vehicle during the wash.

All of these secular tailwinds play to Driven Brands’ advantage as the largest automotive services platform in North America. We believe that as a large, scaled chain, Driven Brands will continue to gain market share from independent market participants due to our ability to invest in the required technology, infrastructure, and equipment to service more complex cars, as well as preferences from insurance carriers and fleet operators to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. In addition to services that are essential for vehicles to remain operable, including collision, oil change and repairs, we also provide services through our car wash segment that make consumers feel great about maintaining their vehicles, with a highly convenient, safe and affordable experience.

The automotive services industry is highly fragmented, comprised primarily of regional and locally owned and operated independent shops, and offers a significant consolidation opportunity across our segments.

U.S. Addressable Market for Driven Brands’ Three Largest Segments(1)

Maintenance(1)(2)	Car Wash(1)(2)(3)	Paint, Collision and Glass(2)(4)

Highly fragmented industry with top 10 companies representing ~15% of market share(2)(3)	Highly fragmented conveyer car wash industry with top 10 companies representing ~5% market share(2)(3)(4)	Highly fragmented industry with top 5 companies representing ~15% of market share(3)(5)

(1)	Industry size information is based on 2019 management estimates using internal knowledge in addition to information derived from third party sources. See “Industry and Market Data.”
(2)	Percentage of market share based on aggregate store count.
(3)	Based on management estimates using internal knowledge in addition to information derived from third party sources. See “Industry and Market Data.”
(4)	$9 billion car wash market size represents total car wash industry. Market share figures are based on the share of conveyor car wash location count only rather than share of total car wash industry.
(5)	Percentage of market share based on aggregate store count, except for the glass repair component of the Paint, Collision & Glass segment, which is based on revenue.

OUR COMPETITIVE STRENGTHS AND STRATEGIC DIFFERENTIATION

We believe the following strengths differentiate us from our competitors and enable us to profitably grow our leading market position and drive our continued success.

We Provide an Extensive Suite of Services Retail and Commercial Customers Consistently Need

We believe Driven Brands is the only automotive services platform of scale providing an extensive suite of services to its customers. Our diversified platform is uniquely capable of offering a compelling and convenient service proposition to our customers by providing a wide breadth of services for all vehicle types and across multiple service categories including paint, collision, glass, repair, oil change, maintenance and car wash. Our diverse offerings span a wide range of price points and most of our services are non-discretionary and essential to the customer in any economic environment. Our network generated approximately $904 million in revenue from approximately $3.4 billion in system-wide sales in 2020 and an estimated $704 million in revenue from approximately $2.2 billion in system-wide sales in the six months ended June 26, 2021. Including ICWG for the full 2020 fiscal year, our network would have serviced 50 million vehicles across a diverse mix of customers, with approximately 50% of our system-wide sales coming from retail customers and approximately 50% coming from commercial customers such as fleet operators and insurance carriers. For our commercial customers, we offer a compelling value proposition by providing a “one-stop-shop” for their many automotive service needs through our global footprint of more than 4,300 locations offering an extensive range of complementary and needs-based services.

Platform of Highly Recognized and Long-Standing Brands

We are the largest diversified automotive services platform in North America, and our brands have been providing quality services to retail and commercial customers around the world for over 350 years combined. We believe that the longevity and awareness of our brands, tenure of our franchisees, and the quality and value of our offerings resonate deeply with our customers. Maaco and Meineke have been operating since 1972 and are two of the most recognizable brands in the industry. In addition, Take 5 has been operating since 1984, and CARSTAR has been in operation since 1989. Our brands are supported by highly qualified Driven Brands field operations team members who provide training and operational expertise to our franchisees and company-operated and independently-operated locations to help them deliver best-in-class customer service and drive strong financial performance. Additionally, our brands are supplemented by our continuous brand investment, with more than $1 billion having been spent on marketing over our 49 year history. Our deep and ongoing investment in training, operations and marketing has enabled our brands to stay highly relevant in the evolving marketplace and has helped position our locations as the “go to” destination for our retail and commercial customers’ automotive service needs.

Powerful Shared Services and Data Analytics Engine

We have proactively built and invested in our shared services and data analytics capabilities, which are an integral component of Driven Brands and provide us with a significant competitive advantage and deep defensive moat against our peers. Our platform of centralized marketing support, consumer insights, procurement, training, new store development, finance, technology and fleet services provides significant benefits across the system by driving cost savings, incremental revenue, and sharing of best practices and capabilities across brands. We believe our shared services platform provides each brand with more resources and produces better results than any individual brand could achieve on its own. In addition, we believe the scale provided by our platform increases engagement with third parties and improves our ability to attract and retain employees, franchisees, and customers. We have used our strength and scale to create procurement programs that provide franchisees with lower pricing on supplies than they could otherwise achieve on their own. Our shared services are enhanced by our data analytics engine, which is powered by internally collected data from consumers, their vehicles and services that are provided to us at each transaction and further enriched by third-party data. This powerful data gathering capability results in more than 40 million data elements collected each month and a growing data repository with approximately 18 billion unique elements, which we use throughout our platform for improving our marketing and customer prospecting capabilities, measuring location performance, enhancing store-level operations, and optimizing our real estate site selection. As we grow organically and through acquisition, we believe the power of our shared services and data analytics will grow and will continue to be a key differentiator for our business through strengthening economies of scale, enhanced and accelerated data collection, and continued roll-out of best practices, ultimately driving attractive growth and profitability in our overall business.

Highly Franchised and Independently-Operated Business Model with Attractive Company-operated Unit Economics

We believe our operating model incorporates the best financial attributes of franchised, independently-operated and company-operated businesses. Driven Brands benefits from recurring cash flow streams generated by our highly franchised and independently-operated unit composition as well as the high-growth and high-margin characteristics of our company-operated units. Across all of our brands, our locations generate attractive and consistent cash-on-cash returns and strong brand loyalty from our customers.

Our asset-light business, combined with the geographic and service category diversification of our locations, results in high operating margins and highly stable cash flow generation for Driven Brands that has been consistent throughout economic cycles. Our diverse base of more than 1,900 franchisees has an average tenure with Driven Brands of approximately 14 years, and our franchisees typically work at the locations they operate and are highly engaged with their employees and customers. Our brands have attractive unit level economics, and our franchisees earn strong cash-on-cash returns, averaging 67% at CARSTAR, 50% at Meineke, 48% at Maaco, and 44% at Take 5. Outside of North America, we operate an independent operator model across our more than 730 car wash locations, whereby a third-party is responsible for site-level labor and receives commissions based on a percent of site revenue from car washes. As of June 26, 2021, 82% of our locations were either franchised or independently-operated (and such locations contributed to 26% of total revenue and 82% of total system-wide sales in the six months ended June 26, 2021).

We also benefit from highly-attractive unit economics at our company-operated stores, primarily within our Take 5 brand and our domestic car wash business. Given the high growth and margins at these locations, our invested capital has yielded very strong cash-on-cash returns and expanding our company-operated unit count continues to be an attractive aspect of our growth strategy. The combination of our asset-light franchised units with our attractive and high-growth company-operated locations provides Driven Brands with a compelling mix that result in durable operating margins, a highly attractive growth profile and recurring free cash flow generation.

Proven Ability to Drive and Integrate Highly Accretive M&A

The execution of successful mergers and acquisitions is a core competency of the Driven Brands platform. We have invested in and built out a dedicated team and supporting infrastructure and processes to systematically source, perform due diligence on, acquire and integrate locations. Since 2015, we have completed more than 70 acquisitions. Notably, in August 2020 we acquired ICWG, the world’s largest car wash company by location count with more than 900 locations across 14 countries. Our expansion into the car wash segment has been further complemented by the tuck-in acquisitions of more than 60 additional car wash sites since the acquisition of ICWG. Additionally, we have grown our collision service offerings through the acquisitions of CARSTAR in 2015, ABRA in 2019 and Fix Auto USA in 2020, and we have also expanded into adjacent, complementary service offerings, including oil change services through our acquisition of Take 5 in 2016 and glass services in 2019. Since our initial public offering in January 2021, we have completed 21 tuck-in acquisitions, adding more than 50 stores, including the addition of 18 car wash sites in July 2021 through our acquisition of Frank’s Car Wash Express.

Our acquisition strategy is enhanced by information and data provided by our platform. 1-800-Radiator, for instance, is a very powerful identifier of prospective acquisition targets through its broad customer base of approximately 100,000 automotive shops. Once a company has been acquired, we leverage our shared services to enable the acquired business to benefit from our powerful procurement programs, data analytics capabilities, and training services. Every acquisition has been integrated into Driven Brands on plan and has demonstrated improved performance by being a part of our platform rather than operating as an independent company. We also seek to acquire businesses that make the rest of our platform and team stronger, including capabilities that can be extended to our existing brands, enhance our capture of data or strengthen our commercial customer base. Our track-record of highly-accretive acquisitions, with acquired companies benefiting from rapid growth and immediate synergies, will continue to be a significant part of the growth story for Driven Brands given the expected consolidation in the highly fragmented automotive services industry.

Deep Bench of Talent Poised to Capitalize on Attractive Growth Opportunity

Driven Brands is led by a best-in-class management team with experience managing many multi-billion dollar franchise and automotive service organizations. Our strategic vision is set by our CEO Jonathan Fitzpatrick, who previously served as the Chief Brand and Operations Officer of Burger King, and since joining Driven Brands in 2012, has led our transformation into an industry leading platform. Our highly experienced management team has previously held senior positions at large franchisors, including Burger King and Wendy’s and other global corporations, including Bank of America, General Electric, Lowe’s, Motorola, and United Parcel Service. Our success, growth and platform allow us to continue to attract and retain exceptional talent.

THE STRATEGIES THAT WILL CONTINUE OUR TRACK RECORD OF GROWTH

We expect to drive continued growth and strong financial performance by executing on the following strategies:

Grow Our Brands with New Locations

We have a proven track record of unit growth, having grown our store count at a CAGR of 13% between 2015 and 2020, and we believe our competitive strengths provide us with a solid financial and operational foundation to continue growing our footprint. Based on an extensive internal analysis, we believe we have enormous whitespace, with more than 12,000 potential locations across North America within our existing service categories.

Our franchise growth is driven both by new store openings as well as through conversions of independent market participants that do not have the benefits of our scaled platform. Our attractive unit economics, national brand recognition, strong insurance and fleet customer relationships and beneficial shared services capabilities provide highly compelling economic benefits for our franchisees resulting in a strong desire to join and stay within our network. We have agreements to open more than 750 new franchised units as of June 26, 2021, which provides us with visibility into future franchise unit growth.

Additionally, we continue to expand our company-operated Take 5 footprint, primarily in Southern U.S. markets, and our domestic company-operated car wash business, both through new greenfield openings as well as tuck-in acquisitions and conversions. Both the oil change and car wash markets in North America are highly fragmented, providing significant runway for continued growth. The success of our company-operated locations is supported by our deep data analytics capabilities that use proprietary algorithms and insights that enable us to identify optimal real estate and make informed site selection decisions. With low net start-up costs and strong sales ramp, company-operated locations provide highly attractive returns, and we believe there is ample whitespace in existing and adjacent markets for continued unit growth.

Continue to Drive Same Store Sales Growth

We have demonstrated an ability to drive attractive organic growth with twelve consecutive years of positive same store sales growth through 2019 and positive same store sales growth in the first and second quarters of 2021. We believe that we are well positioned to continue benefiting from this momentum by executing on the following growth levers:

•

Continued Commercial Partnership Expansion: We are proactively growing our commercial partnerships and winning new customers by being a highly convenient and cost effective “one-stop-shop” service provider that caters to the extensive suite of automotive service needs for fleet operators and insurance carriers. These customers want to work with nationally scaled and recognized chains with broad geographic coverage, extensive service offerings, strong operating metrics and centralized billing services. We have a growing team dedicated to expanding partnerships with existing commercial customers as well as attracting new national and local customers.

•

Continued Growth of Subscription Car Wash Revenue Model: In 2017, ICWG introduced a subscription membership program across its domestic car wash stores, and revenue from this subscription program has grown to 42% of domestic car wash revenue in 2020 and 47% of domestic car wash for the quarter ended June 26, 2021. In addition to fostering strong customer loyalty to our stores, we believe the subscription program also generates predictable and recurring revenue and provides incremental data and customer insights, further strengthening our data analytics capabilities. We believe there is significant opportunity to continue to grow our subscription program.

•

Leverage Data Analytics to Optimize Marketing, Product Offerings and Pricing: We have large, dedicated brand marketing funds supported by contributions from our franchisees, and in 2020 we collected and spent approximately $84 million for marketing across our brands. Insights from our data analytics engine enhance our marketing and promotional strategy to drive growth in unit-level performance. For instance, our proprietary data algorithms help optimize lead generation and conversion through personalized, targeted, and timely marketing promotions that provide customers with the optimal offer at the right time. In addition, our data provides insights that are enabling us to identify and roll out new product offerings, improve menu design and optimize pricing structure across our brands. Use cases like these are regularly tested, refined and deployed across our network to drive store performance.

•

Benefit from Industry Tailwinds: The U.S. automotive care industry has a long track record of consistent growth, having grown at a 3% CAGR from 2007 to 2019, and a 4% CAGR from 2014 to 2019. We believe that the industry has significant tailwinds that will drive continued growth, including a large and expanding pool of older cars, increasing long-term miles driven trends, a growing need for DIFM services, and increasing average repair order due to more technology and premiumization in vehicles.

Enhance Margins through Procurement Initiatives and Strengthening Platform Services

In addition to topline growth, Driven Brands has also been able to leverage the strength of the platform to enhance margins for franchised, independently-operated and company-operated locations through the following levers:

•

Leverage Shared Services and Platform Scale: We expect to continue to benefit from margin improvements associated with our increasing scale and the growing efficiency of our platform. As a result of the investments we have made, we believe our shared services provide substantial operating leverage and are capable of supporting a much larger business than we are today. Driven Brands has also been increasing margins through technology advancements to enhance in-store operations and deploy best-practice training initiatives across the portfolio.

•

Utilize Purchasing Strength from Procurement Programs: Driven Brands currently provides franchisees, independently-operated and company-operated locations with lower pricing on supplies than they could otherwise achieve on their own, thereby augmenting the value proposition to new and existing franchisees as well as the earnings of our independently-operated and company-operated locations. Our procurement programs provide us with recurring revenue via supplier rebates and product margin. As we continue to grow organically and through acquisition, we believe we are well-positioned to continue driving lower procurement pricing and more benefits to our overall system.

We plan to continue to invest in these capabilities that enhance the power of our platform and believe that these platform benefits will continue to provide strong tailwinds to our profits, as well as the profits of our franchisees going forward.

Pursue Accretive Acquisitions in Existing and New Service Categories

We believe that we are optimally positioned to continue our long and successful track record of acquisitions, both in our existing service categories as well as into new, complementary ones, and we also maintain an actionable pipeline of M&A opportunities. Since 2015, we have completed more than 70 acquisitions, and since 2019, the Company expanded into both car wash and glass services, which has provided us with new organic and acquisition growth opportunities in two highly fragmented service categories. In addition, the evolving vehicle technology landscape provides numerous opportunities for Driven Brands to leverage its scale and core competencies to continue to expand our market share. We plan to capitalize on the highly fragmented nature of the automotive services industry by continuing to execute on accretive acquisitions using our proven acquisition strategy and playbook.

RECENT DEVELOPMENTS

Certain Financial Results for the Six Months Ended June 26, 2021

Set forth below are certain preliminary estimates of our results of operations for the six months ended June 26, 2021 as compared to our historical results of operations for the six months ended June 27, 2020. The following information is based on our internal management accounts and reporting as of and for the six months ended June 26, 2021, as compared to our reviewed results for, or financial metrics derived from, the six months ended June 27, 2020. We have not yet completed our financial statement review procedures for the six months ended June 26, 2021 and the foregoing preliminary financial and other data for this period has been prepared by, and is the responsibility of, management based on currently available information. The preliminary results of operations are subject to revision as we prepare our financial statements and disclosure for the six months ended June 26, 2021, and such revisions may be significant. In connection with our quarterly closing and review process for the fiscal quarter with our independent auditors, we may identify items that would require us to make adjustments to the preliminary results of operations included herein. This preliminary financial data should not be viewed as a substitute for all financial statements prepared in accordance with U.S. GAAP. Our consolidated financial statements for the six months ended June 26, 2021 will not be available until after this offering is consummated, and consequently, will not be available to you prior to investing in this offering. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the following preliminary financial results. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. For additional information, see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

The following are our preliminary estimated financial results for the six months ended June 26, 2021 and financial results for the six months ended June 27, 2020:

	Six Months Ended
(in thousands)	June 26, 2021	June 27, 2020
Preliminary financial results:

Revenue:
Franchise royalties and fees	$68,287	$57,694
Company-operated store sales	390,053	182,551
Independently-operated store sales	112,542	—
Advertising fund contributions	36,903	27,502
Supply and other revenue	96,462	80,183

Total revenue	704,247	347,930

Operating expenses:
Company-operated store expenses	236,575	116,665
Independently-operated store expenses	61,900	—
Advertising fund expenses	36,903	27,502
Supply and other expenses	52,087	44,354
Selling, general and administrative expenses	146,984	96,521
Acquisition costs	2,038	1,211
Store opening costs	694	1,802
Depreciation and amortization	50,275	16,435
Asset impairment charges	3,431	6,411

Total operating expenses	590,887	310,901

Operating income	113,360	37,029

Other expenses, net:
Interest expense, net	34,702	35,379

(Gain) / loss on foreign currency transactions, net	5,282	2,285
Loss on debt extinguishment	45,576	—

Total other expenses, net	85,560	37,664

Net income (loss) before taxes	27,800	(635)
Income tax expense	12,565	221

Net income (loss)	$15,235	$(856)
Adjusted Net Income	72,358	19,562
Adjusted EBITDA	178,772	70,569

The following are our preliminary estimated key performance indicators and financial results by segment for the six months ended June 26, 2021 and key performance indicators and financial results by segment for the six months ended June 27, 2020:

	Six Months Ended
(in thousands, except store count or as otherwise noted)	June 26, 2021	June 27, 2020
System-wide Sales
Maintenance	$599,111	$447,618
Car Wash	235,295	—
Paint, Collision & Glass	1,140,011	892,832
Platform Services	186,830	142,445

Total	$2,161,247	$1,482,895

Store Count
Maintenance	1,485	1,426
Car Wash	979	—
Paint, Collision & Glass	1,655	1,608
Platform Services	200	198

Total	4,319	3,232

Same Store Sales %
Maintenance	28.9%	(8.8%)
Paint, Collision & Glass	12.3%	(10.7%)
Platform Services	31.1%	(1.3%)

Total	19.2%	(8.7%)

Revenue
Maintenance	$273,160	$191,211
Car Wash	238,579	—
Paint, Collision & Glass	94,466	74,048
Platform Services	79,437	66,926
Corporate and Other	18,605	15,745

Total	$704,247	$347,930

Segment Adjusted EBITDA
Maintenance	$85,001	$47,805
Car Wash	77,224	—
Paint, Collision & Glass	39,495	26,888
Platform Services	28,610	23,434
Corporate and other	(50,864)	(25,756)
Store opening costs	(694)	(1,802)

Adjusted EBITDA	$178,772	$70,569

The following table provides a reconciliation of estimated Adjusted Net Income to estimated net loss for the six months ended June 26, 2021, and Adjusted Net Income to net income (loss) for the six months ended June 27, 2020:

	Six Months Ended
(in thousands)	June 26, 2021	June 27, 2020
Net income (loss)	$15,235	$(856)
Acquisition related costs(a)	2,038	1,211
Non-core items and project costs, net(b)	2,553	1,764
Sponsor management fees(c)	—	1,079
Straight-line rent adjustment(d)	5,843	2,639
Equity-based compensation expense(e)	2,011	690
Foreign currency transaction loss, net(f)	5,282	2,285
Bad debt expense(g)	—	2,842
Asset impairment and closed store expenses(h)	2,692	6,880
Loss on debt extinguishment(i)	45,576	—
Amortization related to acquired intangible assets(j)	9,210	7,650

Adjusted net income before tax impact of adjustments	90,440	26,184
Tax impact of adjustments(k)	(18,082)	(6,622)

Adjusted Net Income	$72,358	$19,562

The following table provides a reconciliation of estimated Adjusted EBITDA to estimated net loss for the six months ended June 26, 2021, and Adjusted EBITDA to net income (loss) for the six months ended June 27, 2020:

	Six Months Ended
(in thousands)	June 26, 2021	June 27, 2020
Net income (loss)	$15,235	$(856)
Income tax expense (benefit)	12,565	221
Interest expense, net	34,702	35,379
Depreciation and amortization	50,275	16,435

EBITDA	112,777	51,179
Acquisition related costs(a)	2,038	1,211
Non-core items and project costs, net(b)	2,553	1,764
Sponsor management fees(c)	—	1,079
Straight-line rent adjustment(d)	5,843	2,639
Equity-based compensation expense(e)	2,011	690
Foreign currency transaction loss, net(f)	5,282	2,285
Bad debt expense(g)	—	2,842
Asset impairment and closed store expenses(h)	2,692	6,880
Loss on debt extinguishment(i)	45,576	—

Adjusted EBITDA	$178,772	$70,569

a.

Consists of acquisition costs as reflected within the condensed consolidated statements of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.

Consists of discrete items and project costs, including (i) third-party consulting and professional fees associated with strategic transformation initiatives and (ii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company’s initial public offering and other strategic transactions.

c.	Includes management fees paid to Roark.
d.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under GAAP exceeds or is less than our cash rent payments.
e.	Represents non-cash equity-based compensation expense.
f.	Represents foreign currency transaction net losses primarily related to the remeasurement of our intercompany loans.
g.	Represents bad debt expense related to uncollectible receivables outside of normal operations.
h.

Relates to the impairment of certain fixed assets and operating lease right-of-use assets related to closed locations. Also represents lease exit costs and other costs associated with stores that were closed prior to their respective lease termination dates.

i.	Represents the write-off of unamortized discount associated with early termination of debt.

j.	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the condensed consolidated statements of operations.

k.

Represents the tax impact of adjustments associated with the reconciling items between net income and Adjusted Net Income, excluding the provision for uncertain tax positions and valuation allowance for certain deferred taxes. To determine the tax impact of the deductible reconciling items, we utilized statutory income tax rates ranging from 9% to 38%, depending upon the tax attributes of each adjustment and the applicable jurisdiction.

Year-over-year growth in consolidated revenue and Adjusted EBITDA for the six months ended June 26, 2021 was primarily the result of acquisitions, new franchise and company-operated units and strong same store sales growth. Operating expenses have increased year-over-year primarily as a result of acquisitions. Specifically, independently-operated store expenses, company-operated store expenses, and depreciation and amortization increased as a result of the growth in unit count year-over-year. However, operating expenses as a percentage of revenue are trending in line with prior quarters.

We present Adjusted EBITDA for the reason described in “Use of Non-GAAP Financial Information.”

INITIAL PUBLIC OFFERING

On January 20, 2021, we completed the initial public offering of shares of common stock. In our initial public offering, we sold 31,818,182 shares of common stock at a purchase price per share of $20.79 (the offering price per share to the public of $22.00 per share minus the underwriting discount and commissions). We used the proceeds from the initial public offering and cash on hand to repay in full certain of our outstanding indebtedness.

On February 10, 2021, the underwriters exercised their over-allotment option granted in the initial public offering, and we sold an additional 4,772,727 shares of common stock at a purchase price per share of $20.79 (the offering price per share to the public of $22.00 per share minus the underwriting discount and commissions). We used approximately $43 million of the net proceeds from this sale we received to purchase 2,067,172 shares of common stock from certain stockholders of the Company and used the remaining net proceeds for general corporate purposes.

OUR PRINCIPAL STOCKHOLDERS

Our Principal Stockholders, Driven Equity LLC and RC IV Cayman ICW Holdings LLC, are controlled indirect subsidiaries of Roark Capital Partners III LP (“Roark Capital Partners III”) and Roark Capital Partners IV Cayman AIV LP (“Roark Capital Partners IV”), respectively. Roark Capital Partners III and Roark

Capital Partners IV are each investment funds related to Roark. Roark is an Atlanta-based private equity firm with over $17 billion in equity capital commitments raised since inception. Roark focuses on consumer and business companies, with a specialization in franchised and multi-unit business models in the retail, consumer services and business services sectors.

Upon the closing of this offering, we will continue to be a “controlled company” within the meaning of the corporate governance rules for NASDAQ listed companies because more than 50% of our voting common stock will be owned by our Principal Stockholders. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

CORPORATE INFORMATION

We were originally organized as RC Driven Holdings LLC under the laws of the State of Delaware as a limited liability company on March 27, 2015. On July 6, 2020, we converted into a corporation under the laws of the state of Delaware and changed our name to Driven Brands Holdings Inc. as described above under “Reorganization.” Our principal executive offices are located at 440 S. Church Street, Suite 700, Charlotte, NC 28202. Our telephone number is (704) 377-8855. Our website is located at www.drivenbrands.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

THE OFFERING

Common stock offered by the selling stockholders	12,000,000 shares

Option to purchase additional shares	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,800,000 shares of common stock.

Common stock outstanding as of July 15, 2021	167,369,010 shares.

Use of proceeds

All of the shares of common stock being offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock pursuant to this offering.

Controlled company

Upon completion of this offering, our Principal Stockholders will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to continue availing ourselves of the “controlled company” exemptions under the rules of NASDAQ, including exemptions from certain of the corporate governance listing requirements.

Dividend policy

We do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

Listing	Our common stock is listed on NASDAQ under the symbol “DRVN”.

Risk Factors

You should read the section titled “Risk Factors” beginning on page 21 and the other information included and incorporated by reference in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock outstanding as of July 15, 2021 excludes:

•	12,533,984 shares of common stock reserved for issuance under our 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), including;

•	Stock options to purchase (a) 5,222,350 shares of our common stock at a weighted average exercise price of $22.00 and (b) 11,897 shares of our common stock with a weighted-average exercise price of $10.75 per share that were issued to holders of options to purchase units in Driven Investor LLC in the Reorganization;

•	198,851 shares of common stock underlying performance share units or restricted share units; and

•

1,790,569 shares of our common stock that will become available for future issuance under our Employee Stock Purchase Plan, or the ESPP, and shares of our common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP.

Except as otherwise indicated, all of the information in this prospectus assumes (x) no exercise of the underwriters’ option to purchase up to 1,800,000 additional shares of common stock in this offering and (y) no exercise, settlement or termination of outstanding stock options, performance share units or restricted share units after July 15, 2021.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data for the periods indicated. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the fiscal years ended December 26, 2020 and December 28, 2019 and December 29, 2018 and the summary historical consolidated balance sheet data as of December 26, 2020 and December 28, 2019 from our audited consolidated financial statements included in our 2020 Annual Report and incorporated by reference herein. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the three months ended March 27, 2021 and March 28, 2020 and the summary historical consolidated balance sheet data as of March 27, 2021 from our unaudited condensed consolidated financial statements included in our First Quarter 10-Q and incorporated by reference herein. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in our opinion, contain all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of such financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our 2020 Annual Report and our First Quarter 10-Q and, in each case, incorporated by reference herein.

	Three Months Ended		Year Ended
in thousands (except share, per share and unit data)	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018
Statement of Operations Data
Revenue:
Franchise royalties and fees	$30,414	$29,412	$117,126	$111,170	$108,040
Company-operated store sales	183,855	94,891	489,267	329,110	233,932
Independently-operated store sales	56,163	—	67,193	—	—
Advertising contributions	17,255	14,883	59,672	66,270	72,792
Supply and other revenue	41,733	40,921	170,942	93,723	77,951

Total revenue	329,420	180,107	904,200	600,273	492,715
Operating Expenses:
Company-operated store expenses	112,756	63,292	305,908	223,683	163,844
Independently-operated store expenses	31,108	—	41,051	—	—
Advertising expenses	17,255	14,883	61,989	69,779	74,996
Supply and other expenses	22,489	23,059	93,380	53,005	48,053
Selling, general and administrative expenses	69,050	51,065	218,277	142,249	125,763
Acquisition costs	1,646	195	15,682	11,595	—
Store opening costs	289	1,175	2,928	5,721	2,045
Depreciation and amortization	23,852	7,799	62,114	24,220	19,846
Asset impairment charges	1,253	2,912	8,142	—	—

Total operating expenses	279,698	164,380	809,471	530,252	434,547

Operating income	49,722	15,727	94,729	70,021	58,168
Interest expense, net	18,091	17,516	95,646	56,846	41,758
(Gain)/loss on foreign currency transactions, net	10,511	3,479	(13,563)	—	—
Loss on debt extinguishment	45,498	—	5,490	595	6,543

Income before taxes	(24,378)	(5,268)	7,156	12,580	9,867
Income tax expense	(4,446)	(1,321)	11,372	4,830	2,805

Net income	$(19,932)	$(3,947)	$(4,216)	$7,750	$7,062

Net income (loss) attributable to non-controlling interest	$7	$(99)	$(17)	$19	$—

	Three Months Ended		Year Ended
in thousands (except share, per share and unit data)	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018
Net income attributable to Driven Brands Holdings Inc.	$(19,939)	$(3,848)	$(4,199)	$7,731	$7,062

Earnings per share:
Basic and diluted(1)	(0.13)	(0.04)	(0.04)	$7,731	$7,062
Weighted average shares outstanding
Basic and diluted	154,827	88,990	104,318	1,000	1,000

	Three Months Ended		Year Ended
in thousands (except share, per share and unit data)	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018
Statement of Cash Flows Data
Net cash provided by operating activities	$32,586	$5,883	$83,986	$41,372	$38,753
Net cash used in investing activities	4,508	(17,147)	(57,316)	(482,423)	(17,799)
Net cash provided by (used in) financing activities	(29,871)	34,351	118,643	446,530	(9,493)
Net change in cash, cash equivalents and restricted cash included in advertising fund assets	(1,143)	26,937	149,781	5,359	11,653
Cash dividends per share	—	—	—	$163,000	$52,987
Other Financial Data and Operational Data(2)
System-wide sales	$1,002,884	$782,983	$3,354,783	$2,885,561	$2,576,266
Store count	4,249	3,092	4,227	3,106	2,588
Same store sales growth (%)	0.5%	2.2%	(5.6)%	5.0%	5.3%
Adjusted EBITDA	$77,934	$30,586	$205,446	$119,245	$94,014
Adjusted Net Income	30,448	6,931	43,406	36,617	32,023
Maintenance capital expenditures(3)	3,712	1,098	8,006	1,846	1,595

	Three Months Ended		Year Ended
in thousands (except share, per share and unit data)	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018
Balance Sheet Data
Cash and cash equivalents	$175,371	$60,154	$172,611	$34,935	$37,530
Working capital	114,086	58,958	68,237	26,497	29,656
Total assets	4,648,977	1,897,956	4,655,150	1,876,240	1,306,919
Total debt(4)	1,445,902	1,352,237	2,125,207	1,314,963	701,231

(1)

See Note 13 to our audited consolidated financial statements included in our 2020 Annual Report and incorporated by reference herein for an explanation of the calculations of earnings per share, basic and diluted.

(2)	For the definitions of key performance indicators, refer to “Basis of Presentation.” For a discussion of how we utilize non-GAAP measures, refer to “Use of Non-GAAP Financial Information.”
(3)	Necessary expenditures for continued operations of the business.
(4)

Total debt as of March 27, 2021 equals the current portion of long-term debt ($17 million) and the noncurrent portion of long-term debt, net of discount and debt issuance costs ($1,429 million). Total debt as of December 26, 2020 equals the current portion of long-term debt ($23 million) and the non-current portion of long-term debt, net of discount and debt issuance costs ($2,102 million).

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Acquisition Adjusted EBITDA for the periods presented:

	Three Months Ended		Year Ended
in thousands	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015 (Pro Forma)(1)
2015 predecessor net loss								$(2,021)
2015 successor net loss								(901)
Pro forma adjustments								5,647

Net income (loss)	$(19,932)	$(3,947)	$(4,216)	$7,750	$7,062	$37,862	$(8,918)	$2,725
Income tax expense (benefit)	(4,446)	(1,321)	11,372	4,830	2,805	(37,716)	(4,398)	2,866
Interest expense, net	18,091	17,516	95,646	56,846	41,758	40,763	33,591	21,082
Depreciation and amortization	23,852	7,799	62,114	24,220	19,846	17,864	19,212	10,035

EBITDA	$17,565	$20,047	$164,916	$93,646	$71,471	$58,773	$39,487	$36,708
Acquisition related costs(a)	1,646	195	15,682	12,497	—	900	4,507	3,683
Non-core items and project costs(b)	32	1,256	6,036	6,644	1,694	5,703	12,449	—
Sponsor management fees(c)	—	539	5,900	2,496	1,960	2,267	2,096	708
Straight-line rent adjustment(d)	2,485	850	7,150	2,172	1,304	780	835	—
Equity-based compensation expense(e)	983	(101)	1,323	1,195	1,195	650	605	276
Loss on debt extinguishment(f)	45,498	—	5,490	595	6,543	—	1,022	11,589
Foreign currency transaction loss (gain) net(g)	10,511	3,479	(13,563)	—	—	—	—	—
Asset impairment charges and closed store expenses(h)	(786)	4,321	9,311	—	9,847	3,267	—	—
Bad debt expense(i)	—	—	3,201	—	—	—	11,816	—

Adjusted EBITDA	$77,934	$30,586	$205,446	$119,245	$94,014	$72,340	$72,817	$52,964

EBITDA adjustments related to acquisitions(m)	N/A	N/A	$63,690	N/A	N/A	N/A	N/A	N/A

Acquisition Adjusted EBITDA	N/A	N/A	$269,136	N/A	N/A	N/A	N/A	N/A

The following table provides a reconciliation of net income (loss) to Adjusted Net Income for the periods presented:

	Three Months Ended		Year Ended
in thousands	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015(1)
Net income (loss)	$(19,932)	$(3,947)	$(4,216)	$7,750	$7,062	$37,862	$(8,918)	$2,725
Acquisition related costs(a)	1,646	195	15,682	12,497	—	900	4,507	3,683
Non-core items and project costs(b)	32	1,256	6,036	6,644	1,694	5,703	12,449	—
Sponsor management fees(c)	—	539	5,900	2,496	1,960	2,267	2,096	708
Straight-line rent adjustment(d)	2,485	850	7,150	2,172	1,304	780	835	—
Equity-based compensation expense(e)	983	(101)	1,323	1,195	1,195	650	605	276
Loss on debt extinguishment(f)	45,498	—	5,490	595	6,543	—	1,022	11,589
Foreign currency transaction loss (gain), net (g)	10,511	3,479	(13,563)	—	—	—	—	—
Asset impairment charges and closed store expenses(h)	(786)	4,321	9,311	—	9,847	3,267	—	—
Bad debt expense(i)	—	—	3,201	—	—	—	11,816	—
Amortization related to acquired intangible assets(j)	3,652	3,965	17,200	11,314	10,739	10,875	14,188	5,880
Valuation allowance for deferred tax asset	—	—	668	—	—	—	—	—
Provision for uncertain tax positions(k)	—	—	2,114	—	—	—	—	—

Adjusted Net Income before tax impact of adjustments	$44,089	$10,557	$56,296	$44,663	$40,344	$62,304	$38,600	$24,861

Tax impact of adjustments(l)	(13,641)	(3,626)	(12,890)	(8,046)	(8,321)	(9,308)	(17,595)	(7,211)

Adjusted Net Income	$30,448	$6,931	$43,406	$36,617	$32,023	$52,996	$21,005	$17,650

(1)

This column presents the reconciliation of predecessor net loss for the period December 28, 2014 to April 16, 2015 and successor net loss for the period April 17, 2015 to December 26, 2015 to pro forma net income and pro forma Adjusted EBITDA. The pro forma adjustments give effect to our acquisition of Driven Holdings LLC as if it occurred at the beginning of fiscal year 2015. We have presented pro forma net income, pro forma Adjusted Net Income, and pro forma Adjusted EBITDA for fiscal year 2015 because we believe these metrics are useful in understanding our operating performance on a comparable basis since our acquisition of Driven Holdings LLC.
a.

Consists of acquisition costs as reflected within the consolidated statement of operations, including legal, consulting and other fees and expenses incurred in connection with acquisitions completed during the applicable period, as well as inventory rationalization expenses incurred in connection with acquisitions. We expect to incur similar costs in connection with other acquisitions in the future and, under U.S. GAAP, such costs relating to acquisitions are expensed as incurred and not capitalized.

b.

Consists of discrete items and project costs, including (i) third-party consulting and professional fees associated with strategic transformation initiatives, including discrete projects between 2016 and 2018 focused on the buildout of shared services for our multi-brand platform and the implementation of standardized processes and systems across our business, (ii) wage subsidies received directly attributable to the COVID-19 pandemic and (iii) other miscellaneous expenses, including non-capitalizable expenses relating to the Company’s initial public offering and other strategic transactions.

c.	Includes management fees paid to Roark.
d.	Consists of the non-cash portion of rent expense, which reflects the extent to which our straight-line rent expense recognized under U.S. GAAP exceeds or is less than our cash rent payments.
e.	Represents non-cash equity-based compensation expense.
f.	Represents the write-off of debt issuance costs associated with early termination of debt.
g.	Represents foreign currency transaction gains and losses primarily related to the remeasurement of our intercompany loans and gain on remeasurement of cross currency swaps.
h.

Relates to the discontinuation of the use of the Pro Oil tradename as those locations were transitioned to the Take 5 tradename, as well as impairment of certain fixed assets and operating lease right-of-use assets related to closed locations. Also represents lease exit costs and other costs associated with stores that were closed prior to their respective lease termination dates.

i.	Represents bad debt expense related to uncollectible receivables outside of normal operations.
j.	Consists of amortization related to acquired intangible assets as reflected within depreciation and amortization in the consolidated statement of operations.
k.	Represents uncertain tax positions recorded for prior year Canadian tax positions, inclusive of interest and penalties.
l.

Represents the tax impact of adjustments associated with the reconciling items between net income and Adjusted Net Income, excluding the provision for uncertain tax positions. To determine the tax effect of the reconciling items, we utilized statutory income tax rates ranging from 9% to 38%, depending upon the tax attributes of each adjustment and the applicable jurisdiction.

m.

Represents our estimate of our anticipated annual operating results, including, without limitation, our estimates of the contribution of businesses acquired in 2020 if such acquisitions had occurred on the first day of the fiscal year.

The following table provides the store counts for the periods presented:

	Three Months Ended		Year Ended
	March 27, 2021	March 28, 2020	December 26, 2020	December 28, 2019	December 29, 2018	December 30, 2017	December 31, 2016	December 26, 2015 (Pro Forma)(1)
Franchised stores	2,766	2,598	2,753	2,610	2,283	2,294	2,276	2,235
Independently-operated stores	734	—	736	—	—	—	—	—
Company-operated stores	749	494	738	496	305	297	260	71

Total	4,249	3,092	4,227	3,106	2,588	2,591	2,536	2,306

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as the other information set forth under the “Risk Factors” in our 2020 Annual Report and the First Quarter 10-Q, each of which is incorporated by reference herein, together with all the other information included or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto before deciding to invest in our common stock. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Additionally, we may experience risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations. Any such risk and any of the following risks could materially adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	overall conditions in our industry and the markets in which we operate;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance;

•	announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	security breaches impacting us or other similar companies;

•	expiration of contractual lock-up agreements with our executive officers, directors and stockholders;

•	material weakness in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and their impact on the market price of our common stock.

We are a holding company and rely on dividends, distributions, and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay cash dividends and/or make loans or advances to us will be dependent upon their respective abilities to achieve sufficient cash flows after satisfying their respective cash requirements, including the securitized financing facility and other debt agreements, to enable the payment of such dividends or the making of such loans or advances. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Condition, Liquidity and Capital Resources” in our 2020 Annual Report. Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We incur significant costs and devote substantial management time as a result of operating as a public company

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and NASDAQ, our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time consuming and costly. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We cannot predict or estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

We are required to make payments under an Income Tax Receivable Agreement for certain tax benefits, which amounts are expected to be material.

On January 16, 2021, we entered into an income tax receivable agreement pursuant to which certain current or prior stockholders, including our Principal Stockholders, and our senior management team, have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local and provincial income tax that we and our subsidiaries actually realize as a result of the realization of certain tax benefits associated with tax attributes existing as of the effective date of the Company’s initial public offering. These tax benefits, which we refer to as the Pre-IPO and IPO-Related Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our and our subsidiaries’ intangible assets, (ii) the utilization of certain of our and our subsidiaries’ U.S. federal and Canadian federal and provincial net operating losses, non-capital losses, disallowed interest expense carryforwards and tax credits, if any, attributable to periods prior to the effective date of the Company’s initial public offering, (iii) deductions in respect of debt issuance costs associated with certain of our and our subsidiaries’ financing arrangements, and (iv) deductions in respect of our and our subsidiaries’ offering-related expenses.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO-Related Tax Benefits as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement commenced upon consummation of our initial public offering and will continue until all relevant Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated, or expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our and our subsidiaries’ actual cash tax savings.

The payments we make under the income tax receivable agreement could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the income tax receivable agreement will aggregate to between $145 million and $165 million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount of the liability under the income tax receivable agreement. Based on our current taxable income estimates, we expect to repay the majority of this obligation by the end of our 2025 fiscal year.

If we undergo a change of control, payments under the income tax receivable agreement for each taxable year after such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all of our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, applying the same assumptions described above. Such payments could be substantial and could exceed our and our subsidiaries’ actual cash tax savings from the Pre-IPO and IPO-Related Tax Benefits.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our securitized debt facility and our revolving credit facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of the London Interbank Offering Rate (“LIBOR”) plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

For additional information related to the income tax receivable agreement, see “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreement” in this offering and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2020 Annual Report.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, and we could be subject to potential delisting, regulatory investigations, civil or criminal sanctions and litigation.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with management’s assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Additionally, ineffective internal control over financial reporting could subject us to potential delisting from NASDAQ, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

Our Principal Stockholders will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, affiliates of our Principal Stockholders will together own approximately 65.4% of the outstanding shares of our common stock (or 64.3% if the underwriters exercise their option to purchase additional shares in full). As long as affiliates of our Principal Stockholders own or control a majority of our outstanding voting power, our Principal Stockholders and their affiliates will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by affiliates of our Principal Stockholders may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. For example, the concentration of ownership held by our Principal Stockholders could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, our Principal Stockholders are in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Many of the companies in which our Principal Stockholders invest are franchisors and may compete with us for access to suitable locations, experienced management and qualified and well-capitalized franchisees. Our Principal Stockholders may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Principal Stockholders may not coincide with the interests of our other stockholders. So long as our Principal Stockholders continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, our Principal Stockholders will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions, and as long as our Principal Stockholders maintain ownership of at least 25% of our outstanding common stock, they will have special governance rights under the Stockholders Agreement. For more, see “Certain Relationships and Related Party Transactions—Stockholders Agreement” in our Proxy Statement.

We are a “controlled company” within the meaning of NASDAQ rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, our Principal Stockholders will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will continue to be a controlled company within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

Our organizational documents and Delaware law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium on their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	providing that our board of directors will be divided into three classes, with each class of directors serving staggered three-year terms;

•

providing for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•

empowering only the board to fill any vacancy on our board of directors (other than in respect of our Principal Stockholders’ directors (as defined below)), whether such vacancy occurs as a result of an increase in the number of directors or otherwise, if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders;

•

to the extent permitted by law, prohibiting stockholders from calling a special meeting of stockholders if less than 40% of the voting power of our outstanding common stock is beneficially owned by our Principal Stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Additionally, our certificate of incorporation provides that we are not governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations. However, our certificate of incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder, but such restrictions do not apply to any business combination between our Principal Stockholders and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Any issuance by us of preferred stock could delay or prevent a change in control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

In addition, as long as our Principal Stockholders beneficially own at least 40% of the voting power of our outstanding common stock, our Principal Stockholders will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. Together, these certificate of incorporation, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by our Principal Stockholders and their right to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”

Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the DGCL or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it does not apply to claims arising under the Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, none of our Principal Stockholders, any affiliates of our Principal Stockholders, or any of their respective officers, directors, agents, stockholders, members or partners, have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities, or lines of business in which we operate. In addition, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of our Principal Stockholders will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any Principal Stockholder, instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director, or other affiliate has directed to a Principal Stockholder. For instance, a director of our company who also serves as a director, officer, or employee of one of our Principal Stockholders or any of their portfolio companies, funds, or other affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. Our board of directors consists of eight members, three of whom are our Principal Stockholders’ directors. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by one of our Principal Stockholders to itself or its affiliated funds, the portfolio companies owned by such funds or any affiliates of a Principal Stockholder instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in “Description of Capital Stock—Conflicts of Interest.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

As of June 26, 2021, we had 732,630,990 shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. As of July 15, 2021, we had approximately 5,234,247 options outstanding, which are exercisable into approximately 5,234,247 shares of common stock. We have reserved approximately 6,980,257 shares for future grant under our Omnibus Incentive Plan. Any common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute the percentage ownership of the Company held by holders of our common stock and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock, including investors who purchase common stock in this offering.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After giving effect to this offering, the number of outstanding shares of common stock will include 113,876,308 shares (or 112,076,308 shares if the underwriters exercise their option to purchase additional shares in full) beneficially owned by our Principal Stockholders and certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. In connection with this offering, we, each of our executive officers and directors, affiliates of our Principal Stockholders and certain of our stockholders have agreed that (subject to certain exceptions) for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. See “Underwriters.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. The underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition, our Principal Stockholders have certain rights to require us to register the sale of common stock held by our Principal Stockholders, including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our securitized financing facility and our revolving credit facility contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on certain of our subsidiaries’ ability to pay dividends and make other restricted payments. As a result, any return to stockholders will be limited to any appreciation in the value of our common stock, which is not certain. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company issues adverse or misleading research or reports regarding us, our business model, our stock performance or our market, or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

We may not be able to achieve management’s estimate of the Acquisition Adjusted EBITDA of the acquired businesses outlined under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.”

We have prepared Acquisition EBITDA adjustments for businesses that we acquired in 2020 that are reflected in our Acquisition Adjusted EBITDA and set forth under “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.” These Acquisition EBITDA adjustments have not been prepared in accordance with the GAAP or any other accounting or securities regulations relating to the presentation of pro forma financial information. In particular, these adjustments do not account for seasonality and are not a guarantee that such results will actually be realized. Our failure to achieve the expected revenue and Adjusted EBITDA contributions from these acquired businesses could have a material adverse effect on our financial condition and results of operations.

We may be deemed to be a joint employer with our franchisees under certain new federal laws, rules and regulations.

Companies that operate franchise systems may be subject to claims for allegedly being a joint employer with a franchisee. In August 2015, the National Labor Relations Board (the “NLRB”) adopted a new and broader standard for determining when two or more employers may be found to be a joint employer of the same employees under the National Labor Relations Act. Under that standard, there was an increased risk that franchisors could be held liable or responsible for unfair labor practices and other violations at franchised locations and subject them to other liabilities and obligations under the National Labor Relations Act. On February 25, 2020, the NLRB adopted a rule that reinstated the standard that existed prior to August 2015, thereby reducing the risk that franchisors might be held liable as a joint employer under the National Labor Relations Act as well for other violations and claims. However, it is possible that the August 2015 standard will be restored, or a more expansive rule adopted by the NLRB under the current administration or by other government agencies. In addition, on July 30, 2021, the U.S. Department of Labor (the “DOL”) announced a final rule to revise and update the definition of joint employer under the FLSA. The final rule, which will become effective on September 28, 2021, will rescind a rule adopted under the previous administration, which narrowed the criteria under which multiple entities could be found to be joint employers under the FLSA and focused on a control-based test to the exclusion of economic dependence more generally. It is anticipated that the DOL will revert to the prior, relatively more flexible (and potentially more expansive) “economic realities” test for assessing whether a party can be deemed a joint employer, which may include an analysis of whether the employee is economically dependent on multiple employers. The final rule may increase a franchisor’s risk of liability compared to the joint employer standard in effect under the previous administration. In addition, the DOL under the current administration may issue further guidance or adopt an even more expansive interpretation of joint employer and/or other interpretations that could result in franchisors being held liable or responsible for FLSA violations by their franchisees.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporated by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections titled “Prospectus Summary” and “Risk Factors” in this prospectus, the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2020 Annual Report and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the First Quarter 10-Q. In particular, forward-looking statements include, among other things, statements relating to: (i) our strategy, outlook and growth prospects; (ii) our operational and financial targets and dividend policy; (iii) general economic trends and trends in the industry and markets; and (iv) the competitive environment in which we operate. Forward-looking statements are not based on historical facts but instead represent our current expectations and assumptions regarding our business, the economy and other future conditions, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. While there is no assurance that any list of risks and uncertainties or risk factors is complete, important factors that could cause our results to vary from expectations include, but are not limited to:

•

our ability to compete with other businesses in the automotive aftermarket industries, including other international, national, regional and local repair and maintenance shops, paint and collision repair shops, oil change shops, automobile dealerships, and suppliers of automotive parts;

•

advances and changes in automotive technology, including, but not limited to, changes in the materials used for the construction of structural components and body panels, changes in the types of paints and coatings used for automobiles or materials used for tires, changes in engines and drivetrains to hybrid and electric technology, increased prevalence of sensors and back-up cameras, and increased prevalence of self-driving vehicles and shared mobility;

•	changes in consumer preferences, perceptions and spending patterns;

•	changes in the cost of, availability of and shipping costs of automobile supplies, parts, paints, coatings and motor oil;

•	changes in the availability or cost of labor, including health care-related costs;

•	our ability to attract and retain qualified personnel;

•	changes in interest rates, commodity prices, energy costs and other expenses;

•	global events, including recent additional tariffs and Brexit;

•	the ability of our key suppliers, including international suppliers, to continue to deliver high-quality products to us at prices similar to historical levels;

•	disruptions in the supply of specific products or to the business operations of key or recommended suppliers;

•	the willingness of our vendors and service providers to supply goods and services pursuant to customary credit arrangements;

•	our ability to maintain direct repair program relationships with insurance partners;

•	changes in general economic conditions and the geographic concentration of our locations, which may affect our business;

•	the operational and financial success of franchised, independently-operated and company-operated locations;

•	the willingness of franchisees to participate in and comply with our business model and policies;

•	our ability to successfully enter new markets and complete construction, including renovations, conversions, and build-outs of existing and additional locations;

•

risks associated with implementing our growth strategy, including our ability to open additional domestic and international franchised, independently-operated and company-operated locations and to continue to identify, acquire, and refranchise automotive aftermarket businesses, and the willingness of franchisees to continue to invest in and open new franchises;

•	the potential adverse impact of strategic acquisitions;

•	additional leverage incurred in connection with acquisitions;

•	potential inability to achieve Acquisition EBITDA adjustments included in Acquisition Adjusted EBITDA;

•	our Acquisition Adjusted EBITDA is based on certain estimates and assumptions and is not a representation by us that we will achieve such operating results;

•	the effect of the media’s reports and social media on our reputation;

•	the effectiveness of our marketing and advertising programs;

•	weather and the seasonality of our operations;

•	increased insurance and self-insurance costs;

•	our ability to comply with existing and future health, employment, environmental and other government regulations;

•	our ability to adequately protect our intellectual property;

•	the adverse effect of litigation in the ordinary course of business;

•	a significant failure, interruption or security breach of our computer systems or information technology;

•	increases in national, federal, state, local and provincial taxes, as well as changes in tax guidance and regulations and the impact on our effective tax rate;

•	catastrophic events, including war, terrorism and other international conflicts, public health issues (including the ongoing coronavirus outbreak) or natural causes;

•	the effect of restrictive covenants in the indenture governing our securitized debt facility, revolving credit agreement, and other documents related to indebtedness of our business; and

•	other risk factors included under “Risk Factors” in this prospectus and the documents incorporated by reference herein.

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures, or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

All of the shares of common stock being offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. The selling stockholder will receive all of the net proceeds from this offering. See “Selling Stockholders.”

As set forth in the registration rights agreement, dated as of January 20, 2021, by and among the Company and the stockholders party thereto, the selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, or tax services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, the listing fees of NASDAQ and fees and expenses of our counsel, counsel for the selling stockholders and our independent registered public accountants.

DIVIDEND POLICY

We currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our securitized financing facility and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of March 27, 2021 on an actual basis.

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” “Prospectus Summary–Recent Developments–Certain Financial Results for the Six Months Ended June 26, 2021” and “Use of Proceeds”, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in the 2020 Annual Report and the First Quarter 10-Q, each of which is incorporated by reference herein.

in thousands (except per share data)	As of March 27, 2021
Cash and cash equivalents	$175,371

Total debt	$1,445,902	(1)
Shareholders’ equity:
Common stock—$0.01, par value; 900 million shares authorized, million shares issued and outstanding as of June 26, 2021; 900 million shares authorized, 167 million shares issued and outstanding as of March 27, 2021	1,674
Preferred stock—$0.01, par value; 100 million shares authorized, no shares issued and outstanding	—
Additional paid-in capital	1,602,092
Accumulated earnings	12,036
Accumulated other comprehensive loss	7,443
Non-controlling interest	2,064

Total shareholders’ equity	$1,625,309

Total capitalization	$3,071,211

(1)

In May 2021, we entered into a revolving credit agreement with a group of financial institutions, which has an initial aggregate commitment of $300 million, with loans and other extensions of credit thereunder maturing on May 27, 2026. As of June 26, 2021, we had $79 million of outstanding indebtedness under this revolving credit agreement. On July 14, 2021, the Company acquired 18 Frank’s Car Wash Express car wash sites. The aggregate cash consideration paid for this acquisition, net of cash acquired and liabilities assumed, was $106 million. During July 2021, the Company drew an incremental $123 million under the revolving credit facility, consisting of draws totaling $173 million and repayment of $50 million. These funds were primarily used for acquiring locations, including Frank’s Car Wash Express car wash sites.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On August 3, 2020 (the “Acquisition Date”), Driven Investor LLC, the parent company of Driven Brands Holdings Inc. and Subsidiaries (collectively referred to as “Driven Brands” or the “Company”), completed the ICWG Acquisition. As a result of the ICWG Acquisition, the Company has expanded its service offerings by entering into the car wash business. Under the merger agreement, ICWG’s shareholders received 217,980 Class A common units of Driven Investor LLC. Driven Investor LLC contributed ICWG to Driven Brands Holdings Inc. in exchange for 430 shares of the Company’s common stock (38.3 million shares after giving effect to the Stock Split).

The following unaudited pro forma consolidated financial information is presented to illustrate the estimated effects of: (i) the ICWG Acquisition based on the historical results of operations of Driven Brands and Shine Holdco, and (ii) the completion of our initial public offering, the elimination of Roark management fees and the application of the net proceeds of our initial public offering (the “IPO Transaction” and, together with the ICWG Acquisition, the “Transactions”).

The unaudited pro forma consolidated statement of operations for the year ended December 26, 2020 was prepared based on (i) the historical audited consolidated statement of operations of Driven Brands for the year ended December 26, 2020 and (ii) the historical unaudited consolidated income statement of Shine Holdco from January 1, 2020 through August 2, 2020.

The ICWG Acquisition was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), with the Company deemed to be the acquirer for financial accounting purposes.

The historical consolidated financial statements of Shine Holdco were originally prepared using British pounds sterling (“GBP”) as the reporting currency. The Shine Holdco income statements presented within the unaudited consolidated statements of operations herein have been translated from GBP to U.S. Dollars (“USD”) using the average monthly exchange rates for the periods and are presented in accordance with U.S. GAAP accounting guidance.

Assumptions underlying the Transaction Accounting Adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial information. The unaudited pro forma consolidated statement of operations data for the year ended December 26, 2020 give effect to the Transactions as if they had occurred on December 29, 2019, the beginning of the Company’s fiscal year 2020.

The unaudited pro forma consolidated financial information has been prepared by the Company for illustrative and informational purposes only in accordance with Regulation S-X Article 11, “Pro Forma Financial Information”, as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses”. The unaudited pro forma consolidated financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s consolidated results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future operating results of the combined company. The unaudited consolidated pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Transactions.

The acquisition method of accounting requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The excess of the purchase price over the amount assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. Management’s calculations of fair values of tangible and intangible assets acquired and liabilities assumed is based in part on third-party valuations.

The unaudited pro forma consolidated financial information reflects Transaction Accounting Adjustments that the Company believes are necessary to present the Company’s unaudited pro forma consolidated financial information following the closing of the Transactions as of and for the period indicated. The Transaction Accounting Adjustments are based on currently available information and assumptions that the Company believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Transactions, and reflective of adjustments necessary to report the Company’s statements of operations as if Driven Brands completed the Transactions as of the beginning of fiscal 2020 for the statement of operations.

Unaudited Pro Forma Consolidated Statement of Operations

for year ended December 26, 2020

(Dollars in thousands, except per share data)

	Historical					Transaction Accounting Adjustments
	Driven Brands (Historical)	U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)		Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition		IPO Transaction		Pro Forma Combined
Revenue:
Franchise royalties and fees	$117,126	$—	$—		$—	$—	$—		$—		$117,126
Shine Holdco turnover	—	158,601	—		200,286	(200,286)	—		—		—
Company-operated store sales	489,267	—	—		—	102,250	—		—		591,517
Independently-operated store sales	67,193	—	—		—	94,991	—		—		162,184
Advertising contributions	59,672	—	—		—	—	—		—		59,672
Supply and other revenue	170,942	—	—		—	3,045	—		—		173,987

Total revenue	904,200	158,601	-		200,286	—	—		—		1,104,486
Operating expenses:
Shine Holdco cost of sales	—	93,587	—		118,168	(118,168)	—		—		—
Company-operated store expenses	305,908	—	—		—	59,587	(386)	L	—		365,109
Independently-operated store expenses	41,051	—	—		—	57,036	403	L	—		98,490
Advertising expenses	61,989	—	—		—	—	—		—		61,989
Supply and other expenses	93,380	—	—		—	1,545	—		—		94,925
Administrative expenses – excluding profit on disposal	—	71,221	(32,886)	A,B,C,G	48,399	(48,399)	—		—		—
Selling, general, and administrative expenses	218,277	—	—		—	24,062	11,519	J	(6,974)	N	246,884
Acquisition costs	15,682	—	—		—	—	—		—		15,682
Store opening costs	2,928	—	—		—	—	—		—		2,928
Depreciation and amortization	62,114	—	—		—	24,337	221	H,I,J	—		86,672
Asset impairment charges	8,142	—	—		—	—	—		—		8,142
(Profit) loss on disposal of tangible assets	—	(22,097)	28,269	C	6,724	—	(35,644)	J	—		(28,920)

Operating income	94,729	15,890	4,617		26,995	—	23,887		6,974		152,585
Interest receivable and similar income	—	(270)	—		(340)	340	—		—		—
Interest payable and similar expense	—	45,943	(16,472)	C,D,E	37,646	(37,646)	—		—		—
Interest expense, net	95,646	—	—		—	37,306	(738)	J,K	(60,490)	O	71,724
Loss on debt extinguishment	5,490	—	—		—	—	—		—		5,490
Gain on foreign currency transactions, net	(13,563)	—	—		—	—	—		—		(13,563)

Income before taxes	7,156	(29,783)	21,089		(10,311)	—	24,625		67,464		88,934

Tax on loss on ordinary activities	—	1,744	(2)	F	2,205	(2,205)	—		—		—
Income tax expense (benefit)	11,372	—	—		—	2,205	(7,296)	M	14,837	P	21,118

Net income (loss)	$(4,216)	$(31,527)	$21,091		$(12,516)	$—	$31,921		$52,627		$67,816

	Historical				Transaction Accounting Adjustments
	Driven Brands (Historical)	U.K. GAAP Shine Holdco (in GBP)	U.K. GAAP to U.S. GAAP Adjustments (in GBP)	Shine Holdco[1] (in USD)	Reclassification Adjustments	ICWG Acquisition		IPO Transaction		Pro Forma Combined
Net income (loss) attributable to non-controlling interest	(17)	(42)	—	(53)	—	—	—	—	—	(70)

Loss for the financial year attributable to: Shareholders of Shine Holdco’s parent company	—	(31,485)	21,091	(12,463)	12,463	—	—	—		—

Net income (loss) attributable to Driven Brands Holding, Inc.	(4,199)	—	—	—	(12,463)	31,921		52,627		67,886

Earnings per share:
Basic and diluted	$(0.04)									0.50
Weighted average shares outstanding
Basic and diluted	104,318									135,063

1 –

The Shine Holdco (in USD) column is equal to the U.K. GAAP Shine Holdco (in GBP) column plus U.K. GAAP to U.S. GAAP Adjustments (in GBP) column translated by using the average monthly exchange rates for the period presented.

Notes to Unaudited Pro Forma Consolidated Financial Information

(Dollars in thousands, except per share data)

1. Basis of Presentation

The unaudited pro forma consolidated financial information presented herein has been prepared using the Company’s and Shine Holdco’s historical financial statements, and giving pro forma effect to the Transactions described herein in accordance with Article 11 of Regulation S-X.

The historical consolidated income statement of Shine Holdco was prepared in accordance with U.K. GAAP, specifically Financial Reporting Standard 102, the accounting standard applicable in the United Kingdom and Ireland (“U.K. GAAP”). Shine Holdco’s historical June 30, 2020 unaudited interim report, incorporated by reference to this prospectus, includes a reconciliation of U.K. GAAP to U.S. GAAP as a footnote disclosure. The Company has included the U.K. GAAP to U.S. GAAP adjustments noted in Shine Holdco’s 2020 unaudited stub period information in the unaudited pro forma consolidated financial information. The Shine Holdco unaudited stub period information for 2020 includes the unaudited interim period information for June 30, 2020 included elsewhere in this prospectus plus the Shine Holdco results from July 1, 2020 through August 2, 2020. The U.K. GAAP to U.S. GAAP adjustments include goodwill amortization, capitalization of transaction costs, sale leaseback transactions, interest rate swaps, preference shares, income taxes, timing of termination payments and presentation adjustments.

This unaudited pro forma consolidated financial information should be read in conjunction with the financial statements of Driven Brands and Shine Holdco as noted below:

•	Driven Brands’ historical audited consolidated financial statements, and related notes thereto, for the year ended December 26, 2020, incorporated by reference within this Registration Statement; and

•	Shine Holdco’s unaudited interim report and financial statements, and related notes thereto, for the six months ended June 30, 2020, included elsewhere in this prospectus.

2. U.K. GAAP to U.S. GAAP Adjustments to Shine Holdco (UK) Limited Financial Statements

Included in the unaudited pro forma consolidated financial information are the U.K. GAAP to U.S. GAAP adjustments to Shine Holdco’s income statement for the period from January 1, 2020 through August 2, 2020. The adjustments are as follows:

A.	Reversal of goodwill amortization - Amortization expense recognized under U.K. GAAP will be reversed under U.S. GAAP. Goodwill amortization was £26,649 for the period ended August 2, 2020.

B.

Capitalization of transaction costs – Transaction costs included in the cost of investment under U.K. GAAP are expensed as incurred under U.S. GAAP. Transaction costs incurred under U.S. GAAP in administrative expenses – excluding profit on disposal were £801 for the period ended August 2, 2020.

C.

Sale leaseback transactions – Shine Holdco’s sale leaseback arrangements were successful under U.K. GAAP, but the majority of the sale leaseback arrangements failed under ASC Topic 840, “Leases” (“ASC 840”) due to Shine Holdco’s continuing involvement in the asset. As a result, these arrangements are accounted for under the financing method. Reconciling differences were quantified resulting in (i) recognition of depreciation expense related to tangible assets which remain on the balance sheet under the financing method; (ii) the reversal of gains and losses recognized upon a successful sale leaseback under U.K. GAAP; (iii) recognition of interest expense related to the financing liability recognized under ASC 840; and (iv) the reversal of rent expense and amortization of deferred gains recognized under U.K. GAAP. Shine Holdco’s remaining sale leaseback arrangements were successful under U.K. GAAP and U.S. GAAP as they did not have continuing involvement. Under U.S. GAAP gains are deferred and amortized over the lease term. For the period from January 1,

2020 through August 2, 2020, the U.K. GAAP to U.S. GAAP adjustments to the unaudited pro forma consolidated statement of operations for failed sale leaseback transactions were £28,671.

For the period of January 1, 2020 through August 2, 2020 (in GBP)
Decrease in administrative expenses – excluding profit on disposal	5,506
Increase in interest payable and similar expense	(5,908)
Decrease in profit on disposal of tangible assets	(28,269)

Transaction accounting adjustments for failed sale leaseback transactions	(28,671)

D.

Interest rate swaps – The interest rate swaps qualified for hedge accounting under U.K. GAAP but do not qualify for hedge accounting under ASC Topic 815, “Derivatives and Hedging” due to the lack of preparation of contemporaneous hedge documentation. Therefore, any gain or loss recognized in other comprehensive income under U.K. GAAP is reversed and recognized in profit or loss under U.S. GAAP. The loss on interest rate swaps was £3,418 for the period ended August 2, 2020 and was recognized within interest payable and similar expense.

E.

Preferred shares - Under U.K. GAAP, preferred shares are recognized as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. Shine Holdco’s shares have certain redemption provisions that are outside the control of the issuer, therefore Shine Holdco does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, Shine Holdco recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under U.S. GAAP, preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under U.K. GAAP has been reversed under U.S. GAAP. The interest expense recognized on preference shares under U.K. GAAP which was reversed under U.S. GAAP was £25,798 for the period ended August 2, 2020.

F.

Income taxes – U.K. GAAP allows the use of enacted or “substantively” enacted tax rates to measure the deferred tax effect on timing differences. Deferred tax assets are only recognized to the extent realization is probable. U.S. GAAP requires measurement of deferred taxes using the enacted tax rate applicable at the balance sheet date. A valuation allowance is recognized against deferred tax assets if, based on the weight of all available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realized. The income tax effects of these U.K. GAAP to U.S. GAAP conversion adjustments were reflected in the financial statements of the Company.

G.

Termination payments – Under U.K. GAAP, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under U.S. GAAP, termination benefits are recognized when it is probable that the benefits will be paid and the cost of the benefits can be reasonably estimated. £1,532 in termination payments were recorded in administrative expenses – excluding profit on disposal for fiscal year 2020 under U.K. GAAP when the costs would have been recorded in 2019 under U.S. GAAP.

3. Transaction Accounting Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

The Transaction Accounting Adjustments are based on preliminary estimates and assumptions that are subject to change.

Transaction Accounting Adjustments related to Reclassification

Certain balances and transactions presented in the historical financial statements of Shine Holdco included within the unaudited pro forma consolidated statement of operations have been reclassified through the Reclassification Adjustments column to conform to the presentation of the financial statements of Driven Brands.

Transaction Accounting Adjustments related to the ICWG Acquisition

The following adjustments have been reflected in the unaudited pro forma consolidated statement of operations and are related to the ICWG Acquisition. The ICWG Acquisition is reflected in the Driven Brands historical results within the unaudited pro forma consolidated statement of operations from the Acquisition Date through December 26, 2020. Therefore, the Transaction Accounting Adjustments below are related to the period of December 29, 2019 through August 2, 2020 unless otherwise noted:

H.

Reflects the adjustment of $4,253 for the period of December 29, 2019 through August 2, 2020, to increase depreciation expense related to the higher basis of the acquired property, plant & equipment. The following table summarizes the changes in the depreciation expense, which is recorded in depreciation and amortization within the unaudited pro forma consolidated statements of operations:

For the period of December 29, 2019 through August 2, 2020
Shine Holdco depreciation expense based on higher basis of the acquired property, plant & equipment	$23,752
Reversal of historical Shine Holdco depreciation expense	(19,499)

Transaction accounting adjustments to depreciation expense	$4,253

I.

Reflects the adjustment of $545 for the period of December 29, 2019 through August 2, 2020 to increase amortization expense related to the adjustment of historical intangible assets acquired in the ICWG Acquisition to their estimated fair values. As part of the preliminary valuation analysis, the Company identified intangible assets, including trademarks and patents and non-competes. The majority of the identified intangible assets were given an indefinite life. The following table summarizes the adjustment to amortization expense based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives:

For the period of December 29, 2019 through August 2, 2020
Shine Holdco amortization expense based on higher basis in acquired intangible assets	$791
Reversal of Shine Holdco historical amortization expense	(246)

Transaction accounting adjustments to amortization expense	$545

The historical and Shine Holdco amortization expense amounts above are after considering the U.K. GAAP to U.S. GAAP conversion adjustment noted in footnote A above.

J.

The Company adopted ASC Topic 842, “Leases” (“ASC 842”) as of December 29, 2019, and therefore, Shine Holdco adopted ASC 842 at the Acquisition Date. Under ASC 842, Shine Holdco’s sale leaseback transactions are treated as successful sale leaseback arrangements whereas under ASC 840, certain sale leaseback transactions were accounted for as failed sale leaseback arrangements as mentioned in note (C) above. In order to conform accounting policies, the Company included a Transaction Accounting Adjustment to remove the U.K. GAAP to U.S. GAAP difference related to the sale leaseback accounting for the Shine Holdco January 1, 2020 through August 2, 2020 period to reflect Shine Holdco’s adoption as of the beginning of the same period as the Company.

For the period of January 1, 2020 through August 2, 2020
Increase in selling, general, and administrative expenses	$(11,519)
Decrease in depreciation and amortization	4,577
Decrease in interest expense, net	7,449
Increase in gain on sale of tangible assets, net	35,644

Transaction accounting adjustments to conform accounting policies from ASC 840 to ASC 842	$36,151

K.

Reflects amortization of $6,711 for the period of December 29, 2019 through August 2, 2020 associated with the decrease in Shine Holdco’s debt to fair value as a result of the ICWG Acquisition, which is amortized as an increase in interest expense over the remaining life of the obligations.

L.

Reflects the increase to rent expense related to the allocation of the ICWG Acquisition purchase price to unfavorable and favorable lease intangibles in accordance with ASC 805. Amounts allocated to acquired above- and below-market lease intangibles are amortized over the remaining term of the leases. Rent expense was increased by $17 for the period of December 29, 2019 through August 2, 2020 for amortization of above- and below-market lease intangibles which is reflected within company-operated store expenses and independently-operated store expenses as these lease arrangements are considered operating leases under ASC 840 and ASC 842.

M.

Reflects the tax-effect of the Transaction Accounting Adjustments related to the ICWG Acquisition before income taxes at respective statutory income tax rates applied on a jurisdictional basis, in addition to the income tax effects of U.K. GAAP to U.S. GAAP conversion and other adjustments that are more likely than not to be realized from positive evidence introduced from the Transaction Accounting Adjustments related to the ICWG Acquisition before income taxes. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

Transaction Accounting Adjustments related to IPO Transaction

The following adjustments have been reflected in the unaudited pro forma consolidated statements of operations and are related to the IPO Transaction:

N.

Reflects the removal of $6,974 in selling, general, and administrative expenses for the year ended December 26, 2020 related to Roark management fees incurred by the Company and Shine Holdco, which are not expected to recur on an ongoing basis.

O.

Reflects the reduction in interest expense of $60,490 for the year ended December 26, 2020, including the related accretion of original issue discount, amortization of deferred financing costs, and the reversal of debt to fair value amortization, as a result of the repayment of debt with proceeds from the IPO Transaction.

Year ended December 26, 2020
Interest expense on debt repaid through the IPO Transaction	(46,137)
Accretion of original issue discount	(5,114)
Amortization of debt issuance costs	(2,528)
Reversal of debt to fair value amortization	(6,711)

Transaction accounting adjustments to interest expense	(60,490)

P.	Reflects the tax-effect of the Transaction Accounting Adjustments related to the IPO Transaction before income taxes at respective statutory income tax rates applied on a jurisdictional basis. The effective tax rate in future years is expected to vary from these respective statutory income tax rates applied on a jurisdictional basis.

4. Pro forma earnings per share

The unaudited pro forma weighted average number of basic and diluted shares outstanding for the year ended December 26, 2020 is calculated as follows:

(thousands in USD except per share amounts)	For the Year Ended December 26, 2020
Weighted average Driven Brands shares outstanding as of December 26, 2020 – basic	104,318
Adjusted for:
Shares issued to extinguish debt pertaining to the IPO Transaction as if the initial public offering occurred on December 29, 2019	32,812
Shares repurchased from existing shareholders	(2,067)

Pro forma adjusted weighted average shares outstanding as of December 26, 2020 – basic and dilutive	135,063
Pro forma net income attributable to common shareholders – basic and dilutive	$67,886
Pro forma net income per common share – basic and dilutive	$0.50

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ICWG Acquisition

On August 3, 2020, pursuant to the merger agreement in connection with the ICWG Acquisition, RC IV ICW Merger Sub LLC, a subsidiary of RC IV Cayman ICW Holdings LLC and the direct parent of RC IV Cayman ICW LLC, merged with and into Driven Investor LLC. Driven Investor LLC subsequently contributed all of the equity interests of RC IV Cayman ICW LLC to the Company in exchange for 38.3 million shares of the Company’s common stock (after giving effect to the Stock Split). RC IV Cayman ICW LLC is the direct parent of Shine Holdco, a holding company of all of the assets and liabilities of ICWG. RC IV Cayman ICW Holdings LLC is related to Roark and is one of our Principal Stockholders.

Stockholders Agreement

In connection with our initial public offering, on January 15, 2021, we entered into a stockholders agreement with our Principal Stockholders. This agreement grants our Principal Stockholders the right to nominate to our board of directors a number of designees equal to: (i) a majority of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) 40% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) 30% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) 20% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 20% but less than 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) 10% of the total number of directors comprising our board of directors at such time as long as affiliates of our Principal Stockholders beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. Our Principal Stockholders also have the right to appoint members to committees of our board of directors in proportion to their representation on the Board, except where prohibited by applicable laws or stock exchange regulations, in which case our Principal Stockholders will instead be entitled to appoint observer members of any such restricted committee.

For purposes of calculating the number of directors that affiliates of our Principal Stockholders are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the board of directors is created by the death, disability, retirement or resignation of a Principal Stockholders’ director designee, affiliates of our Principal Stockholders shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Principal Stockholders’ director-designee. Upon the consummation of this offering, Neal Aronson, Chadwick Hume and Michael Thompson will be deemed to be the only designees of our Principal Stockholders under the stockholders agreement, and our Principal Stockholders will have the right to designate additional directors as set forth above.

In addition, the stockholders agreement grants to our Principal Stockholders special governance rights, for as long as our Principal Stockholders maintain ownership of at least 25% of our outstanding common stock, including, but not limited to, rights of approval over certain corporate and other transactions such as mergers, entry into or exit from certain joint ventures, any material change in the nature of the our business, any stock repurchases, the declaration or payment of dividends, the incurrence of certain indebtedness, changes to the size of our board of directors, entry into certain affiliate transactions, other transactions involving a change in control, and certain rights regarding the appointment of our chief executive officer. Further, for as long as our Principal Stockholders maintain ownership of any of our outstanding common stock, we may not modify or amend the provisions of our charter relating to the waiver of corporate opportunities without their consent.

Income Tax Receivable Agreement

We entered into an income tax receivable agreement on January 16, 2021 pursuant to which certain current or prior stockholders, including our Principal Stockholders, and our senior management team, have the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. and Canadian federal, state, local, and provincial income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the realization of Pre-IPO and IPO-Related Tax Benefits.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of the Pre-IPO and IPO-Related Tax Benefits as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the Pre-IPO and IPO-Related Tax Benefits. The term of the income tax receivable agreement commenced upon consummation of our initial public offering and will continue until all relevant Pre-IPO and IPO-Related Tax Benefits have been utilized, accelerated, or expired.

Our counterparties under the income tax receivable agreement will not reimburse us for any payments previously made if such Pre-IPO and IPO-Related Tax Benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our and our subsidiaries’ actual cash tax savings.

The payments we make under the income tax receivable agreement could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full Pre-IPO and IPO-Related Tax Benefits, we expect that future payments under the income tax receivable agreement will aggregate to between $145 million and $165 million. Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount that will be paid under the income tax receivable agreement to our existing stockholders. Based on our current taxable income estimates, we expect to pay the majority of this obligation by the end of our 2025 fiscal year.

Any future changes in the realizability of the Pre-IPO and IPO-Related Tax Benefits will impact the amount that will be paid under the income tax receivable agreement to our existing stockholders. Based on our current taxable income estimates, we expect to pay the majority of this obligation by the end of our 2025 fiscal year.

If we undergo a change of control, payments under the income tax receivable agreement for each taxable year after such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Pre-IPO and IPO-Related Tax Benefits. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the Pre-IPO and IPO-Related Tax Benefits of such subsidiary that is sold or disposed of, applying the assumptions described above.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all of our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement, applying the same assumptions described above. Such payments could be substantial and could exceed our and our subsidiaries’ actual cash tax savings from the Pre-IPO and IPO-Related Tax Benefits.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. Our securitized debt facility and our revolving credit facility may restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement because of restrictions under our outstanding indebtedness, such payments will be deferred and will generally accrue interest at a rate of the London Interbank Offering Rate (“LIBOR”) plus 1.00% per annum until paid. To the extent that we are unable to make payments under the income tax receivable agreement for any other reason, such payments will generally accrue interest at a rate of LIBOR plus 5.00% per annum until paid.

Registration Rights Agreement

In connection with the completion of our initial public offering, we and our Principal Stockholders enter into a registration rights agreement on January 20, 2021. The registration rights agreement grants, our Principal Stockholders and certain of its affiliates the right to cause us to register shares of our common stock held by it under the Securities Act and, if requested, to use our reasonable best efforts (if we are not eligible to use an automatic shelf registration statement at the time of filing) to maintain a shelf registration statement effective with respect to such shares. Certain affiliates of our Principal Stockholders are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain affiliates of our Principal Stockholders and members of management participating in any offering against certain liabilities, which may arise under the Securities Act, the Exchange Act, any state securities law or any rule or regulation thereunder applicable to us.

The registration statement on Form S-1 of which this prospectus is a part was filed as a result of the exercise of demand registration rights by the selling stockholders pursuant to the registration rights agreement.

Management Agreements

We were a party to a management advisory and consulting services agreement, dated April 17, 2015, with Roark, pursuant to which Roark provided management consulting services to us and received specified consideration for such services. The management consulting services generally consisted of advice concerning management, finance, marketing, strategic planning and such other services as requested from time to time by our board of directors. We paid an aggregate of $4.3 million, $2.6 million and $1.9 million for these management consulting services on a cash basis and inclusive of expense reimbursement under the management agreement during our 2020, 2019 and 2018 fiscal years, respectively. We terminated the management agreement in connection with the consummation of our initial public offering and paid approximately $1 million for management consulting services provided in the fourth quarter of 2020 and through the closing of our initial public offering. The amount of fees paid to Roark under the management agreement have been calculated to exclude the impact of the ICWG Acquisition for all periods. The management agreement includes customary exculpation and indemnification provisions in favor of Roark and its affiliates that survived its termination.

ICWG Management Agreement

Shine Holdco was a party to a management advisory and consulting services agreement, dated October 3, 2017, with Roark, pursuant to which Roark provided management consulting services to Shine Holdco and received specified consideration for such services. The management consulting services generally consisted of advice concerning management, finance, marketing, strategic planning and such other services as requested from time to time by Shine Holdco’s board of directors. Shine Holdco paid an aggregate of $1.6 million, $2.3 million and $1.9 million for these management consulting services on a cash basis and inclusive of expense reimbursement under the management agreement during our 2020, 2019 and 2018 fiscal years, respectively. Shine Holdco terminated the management agreement in connection with the consummation of our initial public offering and paid approximately $0.5 million for management consulting services provided in the fourth quarter of 2020 and through the closing of our initial public offering. The management agreement includes customary exculpation and indemnification provisions in favor of Roark and its affiliates that survived its termination.

Related Party Note

On June 8, 2015, the Company provided a loan of approximately $1 million secured by a promissory note, which was scheduled to mature in July 2020 to Gabriel Mendoza, our Executive Vice President and President of Car Wash North America, in connection with Mr. Mendoza’s purchase of 1,500 Units of Driven Investor LLC. Those units were pledged to Driven Brands, Inc. as security for repayment of the loan. On February 7, 2020, the loan was settled and extinguished.

Facility Maintenance Services

As of March 27, 2021, the Company had made payments for facilities maintenance services in the aggregate amount of approximately $0.5 million to Divisions Maintenance Group, an entity owned by affiliates of Roark.

Indemnification Agreements

We have indemnification agreements with each of our current executive officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures for Related Party Transactions

We have adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee has overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or audit committee.

The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

SELLING STOCKHOLDERS

The following table sets forth the information with respect to the beneficial ownership of our common stock by Driven Equity LLC and RC IV Cayman ICW Holdings LLC, the selling stockholders, as of July 15, 2021. The percentage of ownership is based on 167,369,010 shares of common stock outstanding as of July 15, 2021.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities or has the right to acquire such powers within 60 days.

Unless otherwise indicated, the address of each person or entity named in the table below is 440 S. Church Street, Suite 700, Charlotte, NC 28202.

	Shares Beneficially Owned Before the Offering		Total Shares Offered Hereby Assuming Underwriters’ Option Is Not Exercised	Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Not Exercised		Total Shares Offered Hereby Assuming Underwriters’ Option Is Exercised	Shares Beneficially Owned After the Offering Assuming Underwriters’ Option is Exercised
	Number	Percent	Number	Number	Percent	Number	Number	Percent
5% Stockholders
Driven Equity LLC(1)	82,303,059	49.2%	8,130,510	74,172,549	44.3%	9,350,086	72,952,973	43.6%
RC IV Cayman ICW Holdings LLC(2)	39,169,857	23.4%	3,869,490	35,300,367	21.1%	4,449,914	34,719,943	20.7%

*	Represents less than 1%
(1)

Driven Equity LLC, a Delaware limited liability company, is controlled by RC Driven Holdco LLC, a Georgia limited liability company. RC Driven Holdco LLC is controlled by Roark Capital Partners III LP, a Delaware limited partnership, which is in turn controlled by its general partner, Roark Capital GenPar III LLC, a Delaware limited liability company. Roark Capital GenPar III LLC is controlled by its managing member, Neal K. Aronson. Each of RC Driven Holdco LLC, Roark Capital Partners III LP, Roark Capital GenPar III LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the common stock directly owned by Driven Equity LLC and therefore be deemed to be the beneficial owner of the common stock held by Driven Equity LLC, but each disclaim beneficial ownership of such common stock. The Principal Stockholders are a “group” for purposes of Section 13(d) of the Exchange Act and each of the Principal Stockholders may be deemed to beneficially own the shares of common stock held by the other Principal Stockholder. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.

(2)

RC IV Cayman ICW Holdings LLC, a Cayman Islands limited liability company, is controlled by RC IV Cayman Equity ICW LLC, a Cayman Islands limited liability company. RC IV Cayman Equity ICW LLC is controlled by Roark Capital Partners IV Cayman AIV LP, a Cayman Islands limited partnership, which is in turn controlled by its general partner, Roark Capital GenPar IV Cayman AIV LP, a Cayman Islands limited partnership. Roark Capital GenPar IV Cayman AIV LP is controlled by its general partner, Roark Capital GenPar IV Cayman AIV Ltd., an exempted company incorporated in the a Cayman Islands with limited liability. Each of RC IV Cayman Equity ICW LLC, Roark Capital Partners IV Cayman AIV LP, Roark Capital GenPar IV Cayman AIV LP and Roark Capital GenPar IV Cayman AIV Ltd. may be deemed to have voting and dispositive power with respect to the common stock directly owned by RC IV Cayman ICW Holdings LLC and therefore be deemed to be the beneficial owner of the common stock held by RC IV Cayman ICW Holdings LLC, but each disclaim beneficial ownership of such common stock. The Principal Stockholders are a “group” for purposes of Section 13(d) of the Exchange Act and each of the Principal Stockholders may be deemed to beneficially own the shares of common stock held by the other Principal Stockholder. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.

Material Relationships with Selling Stockholders

Each of the Principal Stockholders is a related entity of Roark. Our Principal Stockholders control a majority of the voting power of our outstanding voting stock. As long as our Principal Stockholders beneficially own a majority of our outstanding common stock, they will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and certain corporate transactions. For more information, see the sections titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions–Stockholders Agreement.”

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Authorized Capital

Our certificate of incorporation authorizes capital stock consisting of:

•	900,000,000 shares of common stock, par value $0.01 per share (the “common stock”); and

•	100,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”).

As of July 15, 2021, there are 167,369,010 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividends. Section 203 of the Delaware General Corporation Law (“DGCL”) permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends are dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Liquidation. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock are entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation, bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which apply so long as our common stock remains listed on the NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances or to any rights granted to our Principal Stockholders under our stockholders agreement, the number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation that will be in effect upon the closing of this offering will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that our Principal Stockholders and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of our Principal Stockholders, any vacancies on our board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may, subject to any rights granted to our Principal Stockholders under our stockholders agreement, only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as our Principal Stockholders and their affiliates own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Principal Stockholders and their affiliates. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation precludes stockholder action by written consent at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Our certificate of incorporation and bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our certificate of incorporation. For as long as our Principal Stockholders and their affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation provides that at any time when our Principal Stockholders and their affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. See “Risk Factors – Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, each of our Principal Stockholders or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Principal Stockholders or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity is deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A.

Listing

Our common stock is listed on NASDAQ under the symbol “DRVN”.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

As of July 15, 2021, we had outstanding an aggregate of 167,369,010 shares of common stock. Additionally, we had 5,234,247 options outstanding, which are exercisable into 5,234,247 shares of common stock. Of these shares, all of the 12,000,000 shares of common stock to be sold in this offering (or 13,800,000 shares assuming the underwriters exercise their option to purchase additional shares in full) and the shares sold in our initial public offering will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock that will be available for sale in the public market are as follows:

•	53,492,702 shares will be eligible for sale on the date of this prospectus or prior to 90 days after the date of this prospectus; and

•	167,369,010 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 90 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Roark, certain of our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions. Please see “Underwriters” for a description of these lock-up provisions. Certain underwriters, as described in “Underwriters”, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements, subject to applicable notice requirements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering is entitled to sell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after our initial public offering.

Stock Issued Under Employee Plans

We have filed a registration statement on Form S-8 under the Securities Act to register stock issuable under the 2021 Equity Incentive Plan. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Subject to the lock-up agreements, our Principal Stockholders are entitled to certain rights with respect to the registration of the sale of its shares of our common stock under the Securities Act. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

The registration statement on Form S-1 of which this prospectus is a part was filed as a result of the exercise of demand registration rights by the selling stockholders pursuant to the registration rights agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined herein) with respect to the acquisition, ownership and disposition of our common stock sold pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and existing and proposed Treasury regulations promulgated under the Code, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS or a court will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses Non-U.S. Holders that hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, partnerships and other pass-through entities, financial institutions, regulated investment companies, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction, Non-U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, and “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE NON-U.S. TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain and will be treated as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.” However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold at the applicable rate on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion, if any, of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under such treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income (as defined below), in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources, provided you have timely filed your U.S. federal income tax return with respect to such losses; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for such common stock, in which case, subject to the exception set forth in the third sentence of the next paragraph, such gain will be subject to U.S. federal income tax as described in “—U.S. Trade or Business Income” below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes. In the event that we are determined to be a USRPHC, gain arising from the sale, exchange or other taxable disposition of our common stock by a Non-U.S. Holder will, nonetheless, not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, taking into account certain constructive ownership rules) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock and our common stock was “regularly traded” (as defined by applicable Treasury regulations) on an established securities market during such period.

U.S. Trade or Business Income

For purposes of this discussion, dividends paid in respect of our common stock and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such dividends or gain is effectively connected with your conduct of a trade or business within the United States and (ii) you are eligible for the benefits of an applicable income tax treaty and such treaty requires that such dividends or gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the exception set forth above in the last sentence of the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, a Non-U.S. Holder’s U.S. trade or business income is not subject to U.S. federal withholding tax (provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, the Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a United States person) on the Non-U.S. Holder’s U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividends paid in respect of our common stock that is subject to U.S. federal withholding tax or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you certify your non-U.S. status by providing a properly executed IRS Form W-8BEN, Form W-8BEN-E or Form W-8ECI (or, in each case, a successor form) or otherwise establish an exemption, and the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and, depending on the circumstances, backup withholding unless you certify as to your non-U.S. status under penalties of perjury by providing the certification described above to the broker or otherwise establish an exemption, and the broker does not have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from a Non-U.S. Holder’s sale, exchange or other taxable disposition of our common stock to or through a non-U.S. office of a broker that is either a United States person or a U.S. related financial intermediary, information reporting and, depending on the circumstances, backup withholding will apply on the payment unless the broker has documentary evidence, such as the certifications described above, in its files certifying that the Non-U.S. Holder is not a United States person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Sections 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), “foreign financial institutions” and “non-financial foreign entities” (each as defined in the Code) that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain types of U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or non-financial foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include dividends on, or (subject to the proposed Treasury regulations discussed below) gross proceeds from the disposition of, our common stock paid to a foreign financial institution or non-financial foreign entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Withholding under FATCA currently applies to dividends paid in respect of our common stock. Proposed Treasury regulations, the preamble to which state that they can be relied upon until final Treasury regulations are issued, exempt from FATCA withholding gross proceeds from the dispositions of stock. To prevent withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of FATCA to them based on their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,640,000
BofA Securities, Inc.	2,640,000
Goldman Sachs & Co. LLC	2,040,000
J.P. Morgan Securities LLC	2,040,000
Barclays Capital Inc.	600,000
Credit Suisse Securities (USA) LLC	600,000
Robert W. Baird & Co. Incorporated	480,000
Piper Sandler & Co.	480,000
William Blair & Company, L.L.C.	480,000

Total:	12,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.66375 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,800,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,800,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$29.50	$354,000,000	$407,100,000
Underwriting discounts and commissions to be paid by:
The selling stockholders	$1.10625	$13,275,000	$15,266,250
Proceeds, before expenses, to selling stockholders	$28.39375	$340,725,000	$391,833,750

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $805,000. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on NASDAQ under the trading symbol “DRVN”.

We, the selling stockholders and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc., Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, on behalf of the underwriters, which such consent shall only be provided after notice of any request for release or waiver of the following restrictions is provided to each of Morgan Stanley & Co. LLC, BofA Securities Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of (i) Morgan Stanley & Co. LLC and (ii) any one of BofA Securities, Inc., Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•

transactions relating to shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock acquired in open market transactions after the completion of this offering;

•

transfers of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock as a bona fide gift or, if the undersigned is an individual, to a trust the beneficiaries of which are exclusively the undersigned or immediate family members of the undersigned;

•

if the undersigned is a corporation, partnership, limited liability company or other business entity, distributions of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock to controlled affiliates, limited or general partners, members, stockholders or other equity holders of the undersigned;

•	facilitating the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock;

•

transactions relating to shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

•	if the undersigned is an individual, transfers of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock by will or intestacy;

•

transfers to the Company, as permitted or required under any benefit plan described in the registration statement relating to this offering and this prospectus, any agreement pursuant to which such shares of common stock were issued, as in effect as of the date of, and which such agreement is described in the registration statement and this prospectus in all material respects, or the Company’s certificate of incorporation or bylaws in connection with the repurchase or forfeiture of shares of common stock or any other securities so owned convertible into or exercisable or exchangeable for common stock;

•	the exercise of options, stock appreciation rights or warrants to purchase shares of common stock pursuant to an employee benefit plan described in the registration statement and this prospectus;

•

transfers of shares of common stock or any securities convertible into common stock to the Company upon a vesting or settlement event of the Company’s securities or upon the exercise of outstanding equity awards, which securities or equity awards have been issued pursuant to an equity incentive plan of the Company described in the registration statement and this prospectus, on a “cashless” or “net” basis only in an amount necessary to cover tax withholding obligations or the exercise price of options of the undersigned in connection with such vesting or exercise;

•

transfers, sales, tenders or other dispositions of common stock to a bona fide third party pursuant to a tender offer for securities of the Company or any merger, consolidation or other business combination involving a change of control of the Company that, in each case, has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of stock in connection with any such transaction, or vote any stock in favor of any such transaction); provided that all shares of common stock subject to this agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this agreement; and provided, further, that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any common stock subject to this agreement shall remain subject to the restrictions herein; or

•	the shares to be sold to the underwriters by the undersigned pursuant to the underwriting agreement, if applicable.

Following notice delivered to each of Morgan Stanley & Co. LLC, BofA Securities Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC of any request for release or waiver of the foregoing restrictions, Morgan Stanley & Co. LLC, and together with any one of BofA Securities, Inc., Goldman Sachs & Co. LLC or J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

This prospectus does not constitute a public offer of ADSs, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The ADSs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any Shares at any time under the following exemptions under the EU Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, provided that no such offer of the Shares shall require the issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Korea

The ADSs offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

(a)    to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)    in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the shares shall require the issuer or any Manager to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Driven Brands Holdings Inc. and subsidiaries as of December 26, 2020 and December 28, 2019, the related consolidated statements of operations, comprehensive income, shareholders’/members’ equity, and cash flows for each of the fiscal years ended December 26, 2020, December 28, 2019, and December 29, 2018 and the related notes, included in the 2020 Annual Report and incorporated by reference herein and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Shine Holdco (UK) Limited as of December 31, 2019 and for the year then ended included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Shine Holdco (UK) Limited as of December 31, 2018, and for the year then ended, included in this prospectus and elsewhere in the registration statement, have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2018 financial statements contains an emphasis of matter stating that the consolidated financial statements were prepared in accordance with generally accepted accounting practice in the United Kingdom, which differs from U.S. generally accepted accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website investors.drivenbrands.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock. You can also review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Report of Independent Auditors

To the Directors of Shine Holdco (UK) Limited

We have audited the accompanying consolidated financial statements of Shine Holdco (UK) Limited and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shine Holdco (UK) Limited and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United Kingdom.

Emphasis of Matter

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Uxbridge, United Kingdom

November 13, 2020

Report of Independent Auditors

The Board of Directors

Shine Holdco (UK) Limited

We have audited the accompanying consolidated financial statements of Shine Holdco (UK) Limited (the “Company”) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with UK accounting standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shine Holdco (UK) Limited (and its subsidiaries) as of December 31, 2018 and the results of their operations and their cash flows for the year then ended in accordance with UK accounting standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements in accordance with generally accepted accounting practice in the United Kingdom, which differs from U.S. generally accepted accounting principles. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

London, United Kingdom

November 13, 2020

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated income statement

		Year ended 31 December 2019	Year ended 31 December 2018

	Notes	£’000	£’000
Turnover	5	262,852	244,483
Cost of sales	6, 8	(146,932)	(140,760)

Gross profit		115,920	103,723
Administrative expenses – excluding profit on disposal	6 – 9	(118,690)	(104,144)
Profit on disposal of tangible assets	6	51,250	4,883

Total administrative expenses		(67,440)	(99,261)

Operating profit		48,480	4,462
Interest receivable and similar income	10	507	8
Interest payable and similar expenses	11	(77,552)	(79,330)

Loss on ordinary activities before taxation		(28,565)	(74,860)
Tax on loss on ordinary activities	12	(2,907)	(4,425)

Loss for the financial year		(31,472)	(79,285)

Loss for the financial year attributable to: Shareholders of the parent company		(31,407)	(79,196)
Non-controlling interest		(65)	(89)

		(31,472)	(79,285)

Consolidated statement of comprehensive income		Year ended 31 December 2019	Year ended 31 December 2018

	Notes	£’000	£’000
Loss for the financial year		(31,472)	(79,285)

Other comprehensive income (expense):
Exchange gain on translation of foreign subsidiaries		4,702	—
Remeasurement of the defined benefit liability	30	(578)	17
Movement on deferred tax relating to the defined benefit liability	30	245	(6)
Movement in cashflow hedge	29	(5,255)	—

Total comprehensive expense for the year		(32,358)	(79,274)

Total comprehensive expense attributable to:
Shareholders of the parent company		(32,293)	(79,185)
Non-controlling interest		(65)	(89)

		(32,358)	(79,274)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated balance sheet

		31 December 2019		31 December 2018

	Notes	£’000	£’000	£’000	£’000
Fixed assets
Intangible assets	13		582,540		611,330
Tangible assets	14		408,987		378,048
Investments	15		1,385		1,461

			992,912		990,839
Current assets
Stocks	17	10,613		11,460
Debtors	18	17,791		19,759
Current asset investments	29	54		26
Restricted cash Cash at bank and in hand		922 35,918		— 38,386

Total current assets		65,298		69,631
Creditors: amounts falling due within one year	19	(622,463)		(587,986)

Net current liabilities			(557,165)		(518,355)

Total assets less current liabilities			435,747		472,484
Creditors: amounts falling due after more than one year	20		(542,658)		(544,226)
Provisions for liabilities Deferred tax liability	23		(11,148)		(11,526)
Other liabilities	24		(12,567)		(15,059)
Pension liability	25, 30		(5,224)		(5,308)

Net liabilities			(135,850)		(103,635)

Capital and reserves
Called up share capital	27		131		160
Share premium account	27		1,086		981
Accumulated losses			(138,105)		(105,139)
Foreign exchange reserve			5,928		—
Hedging reserve	29		(5,255)		—

Equity attributable to parent’s shareholders			(136,215)		(103,998)

Non-controlling interests			365		363

Total equity			(135,850)		(103,635)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated statement of changes in equity

	Notes	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 1 January 2018		159	894	—	—	(25,954)	268	(24,633)

Loss for the financial year		—	—	—	—	(79,196)	(89)	(79,285)

Other comprehensive income / (expenses):
Actuarial gain on defined benefit pension scheme	30	—	—	—	—	17	—	17
Movement on tax relating to defined benefit liability	30	—	—	—	—	(6)	—	(6)

Total comprehensive expense for the year		—	—	—	—	(79,185)	(89)	(79,274)

Issued share capital in year	27	4	137	—	—	—	—	141
Reduction of share capital in year	27	(3)	(50)					(53)

Increase in non-controlling interest		—	—	—	—	—	184	184

Balance at 31 December 2018		160	981	—	—	(105,139)	363	(103,635)

Loss for the financial year		—	—	—	—	(31,407)	(65)	(31,472)

Other comprehensive (expenses) / income:
Fair value movement on cash flow hedge	29	—	—	(5,255)	—	—	—	(5,255)
Actuarial loss on defined benefit pension scheme	30	—	—	—	—	(578)	—	(578)
Movement on tax relating to defined benefit liability	30	—	—	—	—	245	—	245
Exchange gain on translation of foreign subsidiaries		—	—	—	4,702	—	—	4,702

Total comprehensive (expense) / income for the year		—	—	(5,255)	4,702	(31,740)	(65)	(32,358)

Issued share capital in year	27	1	134	—	—	—	—	135
Reduction of share capital in year	27	(30)	(29)	—	—	—	—	(59)

Transfer of accumulated foreign exchange reserve movements [1]		—	—	—	1,226	(1,226)	—	—
Increase in non-controlling interest		—	—	—	—	—	67	67

Balance at 31 December 2019		131	1,086	(5,255)	5,928	(138,105)	365	(135,850)

[1]

In previous years, the foreign exchange translation difference was reported as part of Accumulated losses. To increase transparency, foreign exchange translation differences have now moved to a separate reserve and hence the prior year balance transferred.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Consolidated cash flow statement

		Year ended 31 December 2019		Year ended 31 December 2018

	Notes	£’000	£’000	£’000	£’000
Cash inflow from operating activities
Operating profit		48,480		4,462
Adjustments for:
Depreciation, impairment and amortisation		68,327		69,930
Net profit on sale of fixed assets		(51,250)		(2,588)
Difference between pension charge and payment		(249)		(246)

		65,308		71,558
Movements in working capital:
Decrease (increase) in stocks		478		(643)
Decrease (increase) in debtors		4,501		(1,028)
Decrease in creditors		(1,761)		(3,621)

Cash generated from operating activities		68,526		66,266
Tax paid		(3,828)		(5,543)

Net cash from operating activities			64,698		60,723

Cash flows from investing activities
Acquisition of subsidiary undertakings and adjustments		—		8,295
Acquisition of car wash sites	26	(129,920)		(12,619)
Proceeds from sale of tangible assets		151,963		47,175
Payments for tangible assets		(41,752)		(42,724)
Payments for intangible assets		(1,380)		(778)
Net acquisition of financial fixed assets		—		(521)
Interest received and net realised exchange gains	10	507		4,424

Net cash used in investing activities			(20,582)		3,252

Cash flows from financing activities
Proceeds from issue of new share capital	27	135		141
Redemption of share capital	27	(59)		(53)
Proceeds from issue of preference shares		—		977
Redemption of preference shares		(2,374)		(37)
New long-term loans		—		511
Issue costs on new long-term loans		—		(1,353)
Repayments of long-term loans	21	(4,451)		(4,029)
Interest element of finance lease payments	22	(223)		(402)
Repayments of obligations under finance lease liabilities	22	(432)		(380)
Movement on cash deposits		—		40
Other financing costs	11	(387)		—
Interest paid and net realised exchange loss	11	(38,391)		(32,376)

Net cash used in financing activities			(46,182)		(36,961)

Net (decrease) / increase in cash and cash equivalents			(2,066)		27,014

Effect of exchange rate on cash			520		—

Cash and cash equivalents at start of year			38,386		11,372

Cash and cash equivalents at end of year			36,840		38,386

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements

1	General information

Shine Holdco (UK) Limited is a private company limited by shares and incorporated and domiciled in the United Kingdom. The address of its registered office is 1 Bartholomew Lane, London, United Kingdom, EC2N 2AX.

Shine Holdco (UK) Limited acts as a holding company. The principal activities of its subsidiaries are the construction, ownership and operation of car wash installations.

2	Statement of compliance

The consolidated financial statements of Shine Holdco (UK) Limited and its subsidiary companies (collectively, the “Company”) have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’ (‘FRS 102’).

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1	Basis of preparation

These consolidated and separate financial statements are prepared on a going concern basis, under the historical cost convention, as modified by the recognition of certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

3.2	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. A subsidiary is an entity that is controlled by the Company. The results of subsidiary undertakings are included in the consolidated income statement from the date that control commences until the date that control ceases. Control is established when the Company has the power to govern the operating and financial policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

All intra-company transactions, balances, income and expenses are eliminated on consolidation.

3.3	Going concern

In preparing the financial statements, the Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.3	Going concern (continued)

The financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons.

Subsequent to year-end, on March 11, 2020, the World Health Organization declared the global coronavirus outbreak a pandemic (referred to as herein as COVID-19). Prior to the COVID-19 pandemic, the Company’s operating performance was in line with expectations until mid-March 2020. As a result of the multiple impacts of COVID-19 experienced through the date of approval of this report, the Company’s operating performance has declined compared to forecasted amounts.

The Directors have prepared cash flow forecasts to 31 December 2021, which indicate that, taking account of reasonably possible downsides and the anticipated impact of COVID-19 on the operations and its financial resources, the Group and Company will have sufficient funds to meet its liabilities as they fall due for that period.

The Directors have considered further potential implications of COVID-19 by modelling two severe but plausible downside scenarios. These scenarios were developed using the impact experienced during the first lock-down in Q2 2020 during which the Company continued to trade, despite restrictions in certain countries resulting in site shutdowns for a limited period.

The first scenario considers the impact of a further six-week lock-down period between November 2020 and March 2021 in addition to a deterioration in trade for the remainder of the forecast period. This scenario does this by reflecting the revenue and contribution reductions experienced during the previous lock-down for the period to 31 December 2020 (between 25% and 35% depending on location), followed by reductions of 10% for the remainder of the forecast period. This scenario also reflects a cessation in acquisition and sale and leaseback activity from January 2021 and reductions in corporate and field expenses.

The second scenario utilises the same assumptions as the first scenario, however, also models the impact of a more severe impact to revenue and contribution during the period to 31 December 2020 (between 50% and 100% depending on location), followed by a tiered reduction for the first six months of 2021 (between 10% and 75% depending on location), which is then followed finally by the 10% reduction for the remainder of the forecast period.

While the longer-term impact of the coronavirus pandemic on the Company remains uncertain, we are confident that the Company is well positioned to withstand a significant reduction in revenue should this occur. The Company maintains a substantial unrestricted cash on hand balance that is sufficient to meet its obligations in the period to 31 December 2021. In addition, the Company has access to a $75,000,000 Revolving Facility and is able to satisfy the related financial covenant test under the terms of its credit agreement, which requires a Net First Lien Ratio (“NFLR”) of 5.85 to 1 when the RCF is drawn in excess of 30%.

The second scenario has been modelled as a worst-case severe downside scenario. Even in this scenario, the forecasts indicate the Company would remain in compliance with the financial covenant requirements and will have sufficient funds to meet its liabilities as they fall due. Additionally, the Company has a flexible cost structure that has allowed it to react quickly to reduce expenses, defer discretionary capital expenditure, utilize government incentives to defer payments, furlough employees and successfully negotiate extended payment

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.3	Going concern (continued)

terms from key vendors. The Company has strong controls in place for the management of working capital and will consider utilisation of governmental support schemes if relevant and applicable.

Consequently, the Directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

3.4	Foreign currency

The consolidated company financial statements are presented in pound sterling and rounded to thousands.

Transactions in foreign currencies are translated to the Company’s functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined. Foreign exchange differences arising on translation are recognised in the income statement. The assets and liabilities of foreign subsidiary undertakings are translated at the closing exchange rates. The trading results of such undertakings are consolidated at the average rates of exchange during the period. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings. To the extent that foreign borrowings have been used to finance Company investments, investments in foreign enterprises, or to provide a hedge against exchange risk, exchange gains or losses on foreign currency borrowings are offset against exchange differences on the re-translation of net investments.

3.5	Classification of financial instruments issued by the Company

In accordance with FRS 102.22, financial instruments issued by the Company are treated as equity only to the extent that they meet the following two conditions:

(a)

they include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

(b)

where the instrument will or may be settled in the Company’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company’s own equity instruments or is a derivative that will be settled by the Company’s exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company’s own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.6	Basic financial instruments

Trade and other debtors

Trade and other debtors are recognised initially at transaction price less attributable transaction costs. Subsequent to initial recognition they are measured at amortised cost using the effective interest method, less any impairment losses. If the arrangement constitutes a financing transaction, for example if payment is deferred beyond normal business terms, then it is measured at the present value of future payments discounted at a market rate of instrument for a similar debt instrument.

Trade and other creditors

Trade and other creditors are recognised initially at transaction price plus attributable transaction costs. Subsequent to initial recognition they are measured at amortised cost using the effective interest method. If the arrangement constitutes a financing transaction, for example if payment is deferred beyond normal business terms, then it is measured at the present value of future payments discounted at a market rate of instrument for a similar debt instrument.

Interest-bearing borrowings classified as basic financial instruments

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose only of the cash flow statement.

3.7	Other financial instruments

Financial instruments not considered to be Basic financial instruments (Other financial instruments)

Other financial instruments not meeting the definition of Basic Financial Instruments are recognised initially at fair value. Subsequent to initial recognition other financial instruments are measured at fair value with changes recognised in profit or loss except as follows:

-	investments in equity instruments that are not publicly traded and whose fair value cannot otherwise be measured reliably shall be measured at cost less impairment; and

-	hedging instruments in a designated hedging relationship shall be recognised as set out below.

Derivative financial instruments and hedging

Derivative financial instruments are recognised at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see below).

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.7	Other financial instruments (continued)

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in profit or loss. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at cost or amortised cost) and any gains or losses on remeasurement are recognised immediately in the income statement (even if those gains would normally be recognised directly in reserves). If hedge accounting is discontinued and the hedged financial asset or liability has not been derecognised, any adjustments to the carrying amount of the hedged item are amortised into profit or loss using the effective interest method over the remaining life of the hedged item.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in other comprehensive income. Any ineffective portion of the hedge is recognised immediately in profit or loss.

For cash flow hedges, where the forecast transactions resulted in the recognition of a non-financial asset or non-financial liability, the hedging gain or loss recognised in other comprehensive income is included in the initial cost or other carrying amount of the asset or liability. Alternatively, when the hedged item is recognised in profit or loss the hedging gain or loss is reclassified to profit or loss. When a hedging instrument expires or is sold, terminated or exercised, or the entity discontinues designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Net investment hedges

Where the hedged item is the translation risk for the net assets of overseas subsidiaries in the consolidated financial statements, the Company may designate borrowings in the same currency as that overseas subsidiary’s functional currency as a hedging instrument. In that case, the effective portion of the hedge is recognised in other comprehensive income, and only the ineffective portion of the hedging item’s translation value is recorded in profit or loss.

Cumulative exchange differences recognised in other comprehensive income relating to a hedge of a net investment in a foreign operation shall not be reclassified to profit or loss on disposal or partial disposal of that foreign operation.

Preference and superpreference shares

Superpreference shares and preference shares are classified as debt and initially recognised at transaction price. Subsequent to initial recognition, these shares are stated at amortised cost using the effective interest method.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.8	Tangible assets

Tangible assets are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

Where parts of an item of tangible assets have different useful lives, they are accounted for as separate items of tangible assets, for example land is treated separately from buildings.

Leases in which the Company assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. All other leases are classified as operating leases. Leased assets acquired by way of finance lease are stated on initial recognition at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, including any incremental costs directly attributable to negotiating and arranging the lease. At initial recognition a finance lease liability is recognised equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The present value of the minimum lease payments is calculated using the interest rate implicit in the lease. Lease payments are accounted for as described at 3.18 below.

Management assesses at each reporting date whether tangible assets (including those leased under a finance lease) are impaired.

Depreciation is provided on a straight-line basis on all tangible assets in use at rates calculated to write off the cost of each asset less any estimated residual value over its estimated useful life as follows:

Freehold and long leasehold land	no depreciation provided
Short leasehold land and structures	the term of the lease
Buildings	7-35 years or lease term if less
Equipment and machinery	20 years
Assets in course of construction	no depreciation provided
Other	3-5 years

For the purpose of determining impairment losses in each accounting period, each site is considered to be an income-generating unit under FRS 102. Future cash flows are estimated based on the remaining lease period for short leasehold sites and the estimated remaining economic life for freehold and long leasehold sites.

Restoration and other provisions

A provision is recognised when the directors consider that there is a present obligation (legal or constructive) as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision is recognised.

Provisions are measured at the value of the expenditures expected to be required to settle the obligation. Provision for the cost of restoring leased sites to their original state upon expiry of the lease is made to the extent that it is measurable. Such cost is capitalised at the beginning of the lease and is depreciated over each site’s remaining useful economic life.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.8	Tangible assets (continued)

Capitalisation of incremental internal costs

The Company designs and develops car wash equipment for use in its business. The associated costs are capitalised and allocated to individual assets as they are installed.

Certain incremental internal costs are capitalised as part of the cost of tangible assets when new sites are opened and when substantial economic enhancement is made to existing sites through renovation or upgrading.

These costs include some salary costs of the employees involved in these activities.

3.9	Business combinations

Business combinations are accounted for using the purchase method as at the acquisition date, which is the date on which control is transferred to the Company.

At the acquisition date, the Company recognises goodwill as:

•	the fair value of the consideration transferred; plus

•	directly attributable transaction costs; less

•	the net recognised amount at fair value of the identifiable assets acquired and liabilities and contingent liabilities assumed.

When the excess is negative, this is recognised and separately disclosed on the face of the balance sheet as negative goodwill.

3.10 Intangible	assets and goodwill

Goodwill

Goodwill is stated at cost less any accumulated amortisation and accumulated impairment losses. Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination from which it arose.

Research and development

Expenditure on research activities is recognised in the income statement as an expense as incurred. Expenditure on development activities may be capitalised if the product or process is technically and commercially feasible and the Company intends and has the technical ability and enough resources to complete development, future economic benefits are probable and if the Company can measure reliably the expenditure attributable to the intangible asset during its development. Development activities involve design for, construction or testing of the production of new or substantially improved products or processes. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads and capitalised borrowing costs. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and less accumulated impairment losses.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.10 Intangible	assets and goodwill (continued)

Other intangible assets

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Other intangible assets that are acquired by the Company are stated at cost less accumulated amortisation and accumulated impairment losses.

The cost of intangible asset acquired in a business combination is its fair value at the acquisition date.

Intellectual property

Purchase by the Company of patents relating to the design of car washes are amortised on a straight-line basis over their estimated useful economic lives, being 15 years. Where representing a foreign currency asset, patents and accumulated amortisation are retranslated to the closing rate at period end.

Amortisation

Amortisation is charged to the profit or loss on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date they are available for use.

Goodwill is amortised over its estimated useful economic life, which in the opinion of the directors, is 15 years, being the period over which the directors estimate the value of the business to exceed the value of the underlying assets.

Non-compete assets are amortized over the length of the non-compete agreement, generally five years. Software assets are amortized over the estimated useful economic life, generally five years.

3.11 Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is based on the weighted average principle and includes expenditure incurred in acquiring the stocks, production or conversion costs and other costs in bringing them to their existing location and condition.

3.12 Investments

In the Company’s financial statements, investments in subsidiary undertakings are stated at cost less accumulated impairment losses. Investments are assessed for impairment by comparing the value of the asset to its recoverable amount, which is the higher of its net realisable value and value in use. The value in use of the investment has been established by discounting the investment’s cash flows at the investment’s weighted average cost of capital.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.13 Impairment	excluding stocks and deferred tax assets

Financial assets (including trade and other debtors)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For financial instruments measured at cost less impairment an impairment is calculated as the difference between the carrying amount and the best estimate of the amount that the Company would receive for the asset if it were to be sold at the reporting date. Interest on the impaired asset continues to be recognised through the unwinding of the discount. Impairment losses are recognised in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than stocks and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing is allocated to cash-generating units, or (“CGU”) that are expected to benefit from the synergies of the combination. For the purpose of goodwill impairment testing, if goodwill cannot be allocated to individual CGUs or groups of CGUs, the Company tests the impairment of goodwill by determining the recoverable amount of the entity in its entirety, including the integrated acquired operations.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if and only if the reasons for the impairment have ceased to apply.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.14 Employee	Benefits

The Company operates several defined contribution pension schemes. The assets of the schemes are held separately from those of the Company in independently administered funds. The amount charged against profit or loss represents the contributions payable to the schemes in respect of the accounting period.

TOMAN Handels-und Beteiligungsgesellschaft mbH operates a defined benefit scheme in Germany which is closed to new members. In line with common German practice, the scheme is unfunded; therefore, no assets exist, and the funding deficit represents the present value of the scheme liabilities.

Changes in the net defined benefit liability arising from employee service rendered during the period, net interest on net defined benefit liability, and the cost of plan introductions, benefit changes, curtailments and settlements during the period are recognised in profit or loss.

Remeasurement of the net defined benefit liability/asset is recognised in other comprehensive income.

Employee Benefit Trust

Transactions of the Company-sponsored Employee Benefit Trust (“EBT”) are treated as being those of the Company and are therefore reflected in the Company’s financial statements.

The EBT’s share reserve comprises the costs of shares in International Car Wash Group Ltd held by the EBT, to the extent that they have not become realised losses. When they become realised losses, they are transferred to retained earnings.

3.15 Provisions

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are recognised at the best estimate of the amount required to settle the obligation at the reporting date.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of subsidiary companies, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

3.16 Turnover

Turnover represents the amounts derived from the provision of car washing and ancillary services to third party customers. Turnover is measured at the fair value of the consideration received or receivable and represents the amount receivable for goods supplied or services rendered, net of discounts and value added taxes.

The Company recognizes turnover when (a) the significant risks and rewards of ownership have been transferred to the buyer; (b) the Company retains no continuing involvement or control over the services; (c) the amount of turnover can be measured reliably; (d) it is probable that future economic benefits will flow to the entity and

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.16 Turnover (continued)

(e) when the specific criteria relating to each of the Company’s sales channels have been met. For the Company’s car wash services, this criterion is met when the car wash service is performed. For vending services, this criterion is met when the goods are sold.

Where the consideration receivable in cash or cash equivalents is deferred, turnover is recognized over the period the car wash service is performed, either over a specified period or upon redemption of the car wash services.

3.17 Expenses

Operating lease

Payments (excluding costs for services and insurance) made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease unless the payments to the lessor are structured to increase in line with expected general inflation; in which case the payments related to the structured increases are recognised as incurred. Lease incentives received are recognised in profit and loss over the term of the lease as an integral part of the total lease expense.

Finance lease

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability using the rate implicit in the lease. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

Interest receivable and interest payable

Interest payable and similar charges include interest payable, finance charges on shares, and finance leases recognised in profit or loss using the effective interest method, unwinding of the discount on provisions, and net foreign exchange losses that are recognised in the income statement (see foreign currency accounting policy). Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial time to be prepared for use, are capitalised as part of the cost of that asset.

Other interest receivable and similar income include interest receivable on funds invested and net foreign exchange gains.

Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method. Dividend income is recognised in the income statement on the date the Company’s right to receive payments is established. Foreign currency gains and losses are reported on a net basis.

3.18 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case it is recognised directly in equity or other comprehensive income.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.18 Taxation (continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on timing differences which arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in the financial statements. The following timing differences are not provided for: differences between accumulated depreciation and tax allowances for the cost of a fixed asset if and when all conditions for retaining the tax allowances have been met; and differences relating to investments in subsidiaries, to the extent that it is not probable that they will reverse in the foreseeable future and the reporting entity is able to control the reversal of the timing difference. Deferred tax is not recognised on permanent differences arising because certain types of income or expense are non-taxable or are disallowable for tax or because certain tax charges or allowances are greater or smaller than the corresponding income or expense.

Deferred tax is provided in respect of the additional tax that will be paid or avoided on differences between the amount at which an asset (other than goodwill) or liability is recognised in a business combination and the corresponding amount that can be deducted or assessed for tax. Goodwill is adjusted by the amount of such deferred tax.

Deferred tax is measured at the tax rate that is expected to apply to the reversal of the related difference, using tax rates enacted or substantively enacted at the balance sheet date. Unrelieved tax losses and other deferred tax assets are recognised only to the extent that is it probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

3.19 Sale	and leaseback transactions

Sale and leaseback transactions result in the disposal of the asset in the amount of the carrying value as of the date of the transaction. Leases that do not transfer all the risks and rewards of ownership are classified as operating leases, while those that do not transfer substantially all the risks and rewards incidental to ownership are classified as finance leases. To date, all of the Company’s leases have been determined to be operating leases. As a result, the Company recognizes the profit or loss immediately when the sales price is established at or below fair value. When the sales price is above fair value, the Company defers the excess over fair value and amortizes it over the period for which the asset is expected to be used.

4	Critical accounting judgements and estimation uncertainty

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical judgements in applying the Company’s accounting policies

The Directors do not believe there are any significant critical judgements in applying the Company’s accounting policies.

(b)	Critical accounting estimates and assumptions

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

4	Critical accounting judgements and estimation uncertainty (continued)

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Fair values on acquisitions

The fair value of tangible and intangible assets acquired on the acquisition of car wash sites involves the use of valuation techniques and the estimation of future cash flows to be generated over several years. In addition, the estimation of the contingent consideration payable, as applicable, requires estimation of the level of profitability of the business acquired. The estimation of the fair values requires the combination of assumptions including revenue growth, sales mix and volumes, rental values and increases. In addition, the use of discount rates requires judgement.

Sale and leaseback transactions

The fair value utilized in both calculating the gain on sale and leaseback transactions, along with the resulting lease classification assessment, involve the estimation of market rents, capitalization rates, vacancy and collection losses and management fee expenses. In addition, the use of discount rates requires judgement.

Impairment of intangible assets

Annually, the Company considers whether intangible assets are impaired. Where an indication of impairment is identified the estimation of recoverable value requires estimation of the recoverable value of the cash generating units (CGUs). This requires estimation of the future cash flows from the CGUs and selection of appropriate discount rates in order to calculate the net present value of those cash flows.

Impairment of tangible assets and investments

The Company assesses the impairment of tangible assets and investments whenever there is reason to believe that the carrying value may not exceed the fair value and where a permanent impairment in value is anticipated. The determination of whether the impairment of these assets is necessary involves the use of estimates that includes, but is not limited to, the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment.

Provisions

Provision is made for asset retirement obligations, restoration requirements and contingencies. These provisions require management’s best estimate of the costs that will be incurred based on legislative and contractual requirements. In addition, the timing of the cash flows and the discount rates used to establish net present value of the obligations require management’s judgement.

Defined benefit pension scheme

The Company has obligations to pay pension benefits to certain employees. The cost of these benefits and the present value of the obligation depend on several factors, including; life expectancy, salary increases, asset

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

4	Critical accounting judgements and estimation uncertainty (continued)

valuations and the discount rate on corporate bonds. Management estimates these factors in determining the net pension obligation in the balance sheet. The assumptions reflect historical experience and current trends.

Taxation

The recognition of deferred tax assets, particularly in respect to tax losses, is based upon management’s assessment that there will likely be taxable profits in the relevant legal entity or tax group against which to utilize the assets in the future. The Company assesses the availability of future taxable profits using the same projections as used for impairment reviews. Adequate provisions have been recognized where necessary in respect of any uncertain tax positions in the Company, based upon management’s assessment of the potential outcomes.

5	Turnover

The Company’s principal activity is the provision of car washing services and an analysis of turnover by location of customer for the year is as follows:

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
USA	113,991	95,154
Germany	58,328	65,042
United Kingdom	45,582	43,422
Hungary, Czech Republic and Poland	10,624	10,226
Australia	10,046	8,054
France	9,394	6,678
Austria	5,991	6,359
Belgium, Netherlands and Luxembourg	3,935	4,539
Spain and Portugal	4,360	4,431
Rest of world	601	578

Total Turnover	262,852	244,483

6	Operating profit

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
This is stated after charging / (crediting):
Depreciation of tangible assets (note 14)	27,881	27,692
Gain on sale of tangible assets – net	(51,250)	(4,883)
Loss on sale of fixed assets investments	—	3,064
Amortisation of goodwill and other intangible assets (note 13)	43,027	47,409
Reversal of tangible asset impairment	(2,581)	(5,171)
Hire of land and buildings – operating leases	29,634	23,835
Stock recognised as an expense	8,207	7,679
Impairment of stock	429	46

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

7	Auditors’ remuneration

	Year ended 31 December 2019 (current auditor)	Year ended 31 December 2018 (predecessor auditor)

	£’000	£’000

Fees for the audit of these financial statements	251	137
Amounts receivable by auditors and their associates in respect of:
- Audit of financial statements of subsidiaries pursuant to legislation	141	201
- Services relating to taxation	—	504
- Services relating to corporate finance transactions and other	—	21
- Services charged to goodwill	—	73

	392	936

8	Staff numbers and costs

The average monthly number of persons employed by the Company during the year (including directors), analysed by category, were as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	Number of Employees	Number of Employees

Production and assembly operators	40	48
Car wash site operators	1,058	1,269
Administration	232	223
Technical	100	84

	1,430	1,624

The aggregate payroll costs of these persons were as follows:

	Year ended 31 December 2019	Year ended 31 December 2018
	£’000	£’000

Wages and salaries	45,578	41,159
Social security costs	4,009	3,403
Other pension costs	104	106

	49,691	44,668

These costs include costs that have been capitalised in accordance with the Company’s accounting policy on capitalisation of incremental internal costs as set out in note 3.

9	Share-based payments

During the year ended 31 December 2019, the Company granted share options to certain employees as additional remuneration under the 2019 Stock Option Plan (the “Plan”). For each grant, 20% of the options vest annually over four years, and the remaining 20% of the options vest upon change in control, as defined in the Plan.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

9	Share-based payments (continued)

Vesting of the options is subject to continued employment with the Company. All options expire ten years after the date of grant. Upon exercise, the share options will be settled in the Company’s ordinary shares.

A reconciliation of share option activity over the year to 31 December 2019 is shown below:

	Number of options	Weighted average exercise price £
Outstanding at 1 January 2019	—	—
Granted	9,250	50.05
Forfeited	—	—
Exercised	—	—
Expired	—	—

Outstanding at 31 December 2019	9,250	50.05

Exercisable at 31 December 2019	—	50.05

The fair value of the share options is estimated using the Black-Scholes option pricing model. The model is internationally recognised as being appropriate to value employee share schemes.

During the year, £19,000 of share-based compensation expense was recognized. As of 31 December 2019, there was £189,000 of unrecognized compensation expense related to these share options.

10	Interest receivable and similar income

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Bank interest receivable	507	8

11	Interest payable and similar expenses

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Net foreign exchange losses	1,990	4,488
Interest on loan notes, bank loans and revolving credit facility	32,099	35,405
Finance lease interest	207	402
Finance charge on provisions	391	574
Amortisation of prepaid loan arrangement fees	3,436	2,470
Gain on derivative financial instruments	(3,696)	(5,667)
Preference share interest	42,908	39,904
Interest charge on defined benefit liability	113	109
Other transaction fees	104	1,645

Total interest payable and similar expenses	77,552	79,330

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

12	Tax on loss on ordinary activities

Total tax expense recognised in the income statement

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000
UK corporation tax
Current tax on loss for the financial year	267	(1)
Double taxation relief	—	1

	267	—
Foreign tax
Current tax on loss for the financial year	1,993	3,158
Adjustments in respect of prior periods	773	38

	2,766	3,196

Total current tax	3,033	3,196
Deferred tax (see note 23)
Origination and reversal of timing differences	(126)	1,208
Effect of increases and decreases in tax rates	—	21

Total deferred tax	(126)	1,229

Tax on loss on ordinary activities	2,907	4,425

The current tax charge for the period is higher than (2018: higher than) the standard UK corporation tax rate of 19% (2018: 19%). The differences are explained below.

	Year ended 31 December 2019 £’000	Year ended 31 December 2018 £’000

Loss on ordinary activities before taxation	(28,565)	(74,860)

Current tax at 19% (2018: 19%)	(5,427)	(14,223)
Effects of:
Non-taxable translation gains or losses	(113)	42
Other expenses not deductible for tax purposes	18,066	16,909
Adjustments in respect of prior periods	733	38
Deferred tax not recognized	(9,464)	—
Utilization of losses for which no deferred tax recognized	(316)	—
Effective rate of overseas tax	369	732
Other	(941)	927

Total tax expense recognised in the income statement	2,907	4,425

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

12	Tax on loss on ordinary activities (continued)

In the Spring Budget 2020, the Government announced that from 1 April 2020, the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on 17 March 2020. As the proposal to keep the rate at 19% had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements.

New tax legislation in the countries in which the Company operates may affect future current and total tax charges.

13	Intangible assets

	Patents and Non-Competes £’000	Goodwill £’000	Other £’000	Total £’000
Cost
At 1 January 2019	2,338	667,808	1,766	671,912
Additions	985	—	395	1,380
Additions from business combinations	832	12,404	—	13,236
Disposals	(16)	—	(1,748)	(1,764)
Adjustments – purchase price	—	412	—	412
Effects of movement in foreign exchange	(167)	(82)	—	(249)

At 31 December 2019	3,972	680,542	413	684,927

Accumulated amortisation
At 1 January 2019	1,313	58,190	1,079	60,582
Charged in year	883	42,078	66	43,027
Disposals	(3)	—	(1,079)	(1,082)
Effects of movement in foreign exchange	(116)	(24)	—	(140)

At 31 December 2019	2,077	100,244	66	102,387

Carrying value at 31 December 2019	1,895	580,298	347	582,540

	Patents and Non-Competes £’000	Goodwill £’000	Other £’000	Total £’000
Cost
At 1 January 2018	2,278	672,664	1,407	676,349
Additions	—	—	359	359
Additions from business combinations	—	1,997	—	1,997
Adjustments – purchase price	—	(6,895)	—	(6,895)
Effects of movement in foreign exchange	60	42	—	102

At 31 December 2018	2,338	667,808	1,766	671,912

Accumulated amortisation
At 1 January 2018	1,171	11,296	687	13,154
Charged in year	123	46,894	392	47,409
Effects of movement in foreign exchange	19	—	—	19

At 31 December 2018	1,313	58,190	1,079	60,582

Carrying value at 31 December 2018	1,025	609,618	687	611,330

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

13	Intangible assets (continued)

The adjustment of £6,895,000 results from a reduction in the purchase price of the 2017 acquisition of Shine Holdco I Limited and subsidiaries, offset by adjustments made to certain fair values of assets and liabilities acquired during the provisional purchase accounting period.

Goodwill and patents are amortized on a straight-line basis over a useful life of 15 years. Non-compete assets are amortized over the length of the non-compete agreement, generally five years. The amortization charge is recognized in Selling, general and administrative expenses in the income statement.

14	Tangible assets

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Cost
At 1 January 2019	416,222	198,982	6,642	4,176	626,022
Additions through acquisitions	98,941	22,419	—	42	121,402
Adjustment, to prior year acquisition	(470)	448	—	—	(22)
Other additions	19,027	20,153	3,261	540	42,981
Transfers between categories	1,124	194	(1,318)	—	—
Disposals	(107,784)	(9,058)	(126)	(210)	(117,178)
Effect of movements in foreign exchange	(13,936)	(5,658)	(2,495)	74	(22,015)

At 31 December 2019	413,124	227,480	5,964	4,622	651,190

Accumulated depreciation
At 1 January 2019	155,897	89,558	—	2,519	247,974
Charge for year	15,472	12,047	—	362	27,881
Impairment credit	(1,465)	(1,116)	—	—	(2,581)
Transfers between categories	—	—	—	—	—
Disposals	(16,303)	(3,877)	—	(191)	(20,371)
Effect of movements in foreign exchange	(5,785)	(4,967)	—	52	(10,700)

At 31 December 2019	147,816	91,645	—	2,742	242,203

Carrying amount at 31 December 2019	265,308	135,835	5,964	1,880	408,987

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Cost
At 1 January 2018	422,368	189,332	9,715	3,651	625,066
Additions through acquisitions	7,570	2,083	—	—	9,653
Adjustment, to prior year acquisition	(1,160)	4,576	—	—	3,416
Other additions	23,094	15,977	—	773	39,844
Transfers between categories	1,350	1,176	(2,470)	(56)	—
Disposals	(46,899)	(18,124)	(618)	(247)	(65,888)
Effect of movements in foreign exchange	9,899	3,962	15	55	13,931

At 31 December 2018	416,222	198,982	6,642	4,176	626,022

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

14	Tangible assets (continued)

	Land and buildings £’000	Equipment and machinery £’000	Assets in course of construction £’000	Other £’000	Total £’000
Accumulated depreciation
At 1 January 2018	151,659	87,862	—	2,527	242,048
Charge for year	16,805	10,510	—	377	27,692
Impairment credit	(2,805)	(2,366)	—	—	(5,171)
Transfers between categories	—	145	—	(145)	—
Disposals	(10,747)	(7,309)	—	(242)	(18,298)
Effect of movements in foreign exchange	985	716	—	2	1,703

At 31 December 2018	155,897	89,558	—	2,519	247,974

Carrying amount at 31 December 2018	260,325	109,424	6,642	1,657	378,048

The net book value of land, included in land and buildings above, comprises:

	2019 £’000	2018 £’000

Freehold	59,228	69,361
Long leasehold	1,246	1,246
Short leasehold	861	1,089

	61,335	71,696

Besides land and buildings, there were no other tangible assets held under finance leases.

Included in land and buildings is certain assets held for sale as of 31 December 2019. The carrying value of these assets is £29,243,000. In January 2020, the sale of these assets was completed as part of four separate sale and lease back transactions for net cash proceeds of £52,930,000.

15	Investments

	31 December 2019 £’000	31 December 2018 £’000

Deposits and guarantees	951	924
Other investments	434	537

	1,385	1,461

The Directors believe that the carrying value of investments are supported by their underlying net assets.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

16	Subsidiaries and related undertakings

All of the companies included below are consolidated in the Company. All subsidiaries are held indirectly apart from Shine Holdco I Limited. The Company has 100% partnership interests in IMO Autopflege Beteiligungsgesellschaft mbH & Co KG (Germany).

			Percentage of ordinary shares held
Subsidiary undertaking	Country of incorporation	Principal activity

AML (Automobilove myci linky, spol SRO) [7]	Czech Republic	Car wash operator	100.0%
Anduff Car Wash Limited [1]	UK	Car wash operator	100.0%
Anduff Holdings Limited [1]	UK	Holding company	100.0%
Artego Autowasch- und Servicegesellschaft mbH [6]	Austria	Car wash operator	100.0%
Boing Acquisitions Limited [1]	UK	Holding company	100.0%
Boing Midco Limited [1]	UK	Holding company	100.0%
Boing US Holdco Inc [19]	US	Holding company	100.0%
Brossecar Industria e Com. de Escovas Auto Lda [15]	Portugal	Car wash brush assembler	100.0%
Cleanland Limited [1]	UK	Property holding company	100.0%
Compagnie Parisienne de Services SAS [8]	France	Car wash operator	100.0%
IMO Autolavados SAU [13]	Spain	Car wash operator	100.0%
Hiperlavado Castellon SA [13]	Spain	Dormant	100.0%
Neptune Iberica SA [13]	Spain	Dormant	100.0%
IMO-Auto-Lavagens SA12	Portugal	Car wash operator	100.0%
IMO Autopflege Beteiligungsverwaltungs GmbH [18]	Germany	Dormant	100.0%
IMO Autopflege GmbH [18]	Germany	Car wash operator	100.0%
IMO Car Wash Australasia Pty Ltd [17]	Australia	Car wash operator	100.0%
IMO Car Wash Group Limited [1]	UK	Holding Company	100.0%
IMO Denmark ApS [14]	Denmark	Car wash operator	75.0%
IMO Denmark Holdings Limited [1]	UK	Holding company	100.0%
IMO Deutschland Holding GmbH [18]	Germany	Holding company	100.0%
IMO Group Holdings Pty Ltd [17]	Australia	Holding company	100.0%
IMO Holding GmbH [18]	Germany	Holding company	100.0%
IMO Hungary Autómosó Kft [9]	Hungary	Car wash operator	100.0%
IMO Polska Sp. z. o. o [11]	Poland	Car wash operator	100.0%
IMO US South LLC [19]	US	Car wash operator	100.0%
IMO US Alabama LLC [19]	US	Car wash operator	100.0%
IMO US Georgia LLC [19]	US	Car wash operator	100.0%
IMO US Ohio LLC [19]	US	Car wash operator	100.0%
IMO US Utah LLC [19]	US	Car wash operator	100.0%
IMO US West LLC [19] IMO US Development, LLC [19]	US US	Car wash operator Development	100.0% 100.0%
Express Management Arkansas [19]	US	Development	100.0%

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

16	Subsidiaries and related undertakings (continued)

			Percentage of ordinary shares held
Subsidiary undertaking	Country of incorporation	Principal activity
International Car Wash Group Financing PLC [1]	UK	Holding company	100.0%
International Car Wash Group Limited [1]	UK	Holding company	100.0%
IPIC BV [10]	Netherlands	Holding company	100.0%
IPIC Luxembourg Sarl [4]	Luxembourg	Car wash operator	100.0%
IPIC Nederland BV [10]	Netherlands	Car wash operator	100.0%
Le Roseau SA4	Luxembourg	Holding company	100.0%
Manufacture des Brosses du Marais Poitevin SAS [16]	France	Car wash brush producer	100.0%
Mid-South Supply and Development Company LLC [19]	US	Maintenance and construction	96.9%
Milburn Productions Limited [1]	UK	Property holding company	100.0%
Neptune Benelux SA5	Belgium	Property holding company	100.0%
Rose FinanceCo PLC [1]	UK	Dormant	100.0%
Rose HoldCo Limited [1]	UK	Holding company	100.0%
Rose MidCo Limited [1]	UK	Holding company	100.0%
IMO France SNC [8]	France	Property holding company	100.0%
Shine Nominee Limited [1]	UK	Holding company	100.0%
Shine Holdco I Limited [2]	UK	Holding company	100.0%
Shine Holdco II Limited [2]	UK	Holding company	100.0%
Shine Holdco III Limited [2]	UK	Holding company	100.0%
Shine Acquisition Co Limited [2]	UK	Holding company	100.0%
Shine Acquisition Co Sarl [3]	Luxembourg	Holding company	100.0%
Sodeal SA5	Belgium	Car wash operator	100.0%
Toman Handels- und Beteiligungsverwaltungs- GmbH [18]	Germany	Dormant	100.0%
Toman Handels- und Beteiligungsgesellschaft mbH [18]	Germany	Procurement	100.0%
Topas Chemie GmBH [18]	Germany	Dormant	100.0%

[1]	Address of registered office is 35-37 Amersham Hill, High Wycombe, Bucks, HP13 6NU, UK
[2]	Address of registered office is 1 Bartholomew Lane, London, EC2N 2AX, UK
[3]	Address of registered office is 46A, Avenue J F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
[4]	Address of registered office is 296-298 Route de Longwy L-1940 Luxembourg
[5]	Address of registered office is Assesteenweg 25-29, 1740 Ternat, Belgium
[6]	Address of registered office is IZ NÖ-Süd, Str. 2, Obj. M6, 2351 Wr. Neudorf, Austria
[7]	Address of registered office is Na Radosti 399, 155 21 Praha 5-Zličín, Czechia
[8]	Address of registered office is 12 Rue Louis Lecuyer, 92000 Nanterre, France
[9]	Address of registered office is 1103 Budapest, Gyömrői út 87., Hungary
[10]	Address of registered office is IQ EQ Netherlands N.V., Hoogoorddreef 15 1101 BA Amsterdam, Netherlands

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

16	Subsidiaries and related undertakings (continued)

[11]	Address of registered office is Baczyńskiego 25E, 41-203 Sosnowiec, Poland
[12]	Address of registered office is Cabouco, Apartado 16, 3350-909 Vila Nova de Poiares, Portugal
[13]	Address of registered office is Calle Valencia, nº 359, 4º 1ª, 08009 Barcelona, Spain
[14]	Address of registered office is August Bournonvilles Passage 1, 1055 København K, Denmark
[15]	Address of registered office is Rua do Cabouco, nº 70A, 3350-079 Vila Nova de Poiares, Portugal
[16]	Address of registered office is ZA Montplaisir, 79220 Champdeniers-Saint-Denis, France
[17]	Address of registered office is Unit 1 87-89 Whiting Street Artarmon New South Wales, 2064, Australia
[18]	Address of registered office is Friedrich-Ebert-Str. 144, 45473 Mülheim Ruhr, Germany
[19]	Address of registered office is 6300 South Syracuse Way, Centennial, CO 80111 United States

17	Stocks

	31 December 2019 £’000	31 December 2018 £’000

Equipment and spare parts	6,854	7,338
Production inventory	644	740
Consumables	3,115	3,382

	10,613	11,460

There is no significant difference between the replacement cost of the stock and its carrying amount.

Included in stock are write-downs of consumables and equipment of £475,000 (2018: £46,000) relating to slow moving and obsolete stock.

18	Debtors

	31 December 2019 £’000	31 December 2018 £’000

Trade debtors	1,558	2,002
Current accounts – operators	684	635
Corporation tax recoverable	780	866
Prepayments and accrued income	4,940	5,995
VAT	1,501	1,333
Other debtors	690	4,986
Fair value of swap	7,638	3,942

	17,791	19,759

Trade debtors are stated after provisions for impairment of £193,000 (2018: £205,000).

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

19	Creditors: amounts falling due within one year

	31 December 2019 £’000	31 December 2018 £’000

Bank loans (note 21)	4,218	4,384
Obligations under finance lease liabilities (note 22)	426	415
Trade creditors	9,054	12,586
Taxation and social security	3,671	2,605
Other creditors	3,593	3,012
Accruals and deferred income	114,246	75,355
Preference shares	467,255	469,629
Superpreference shares	20,000	20,000

	622,463	587,986

The rights attaching to the shares are as follows:

Preference shares

The shares are non-voting shares.

The shares are entitled to a fixed cumulative preferential dividend at an annual rate of 8% on the subscription price per share compounded annually from the issue date of the shares which shall accrue daily and be calculated in respect of the period to such date assuming a 365-day year.

On winding up – after payment of any outstanding amounts to the holders of superpreference shares, the holders of the shares shall be entitled to the sum equal to the subscription price of the shares, after which the holders of the shares shall be entitled to the sum of any dividend accrued but unpaid. The shares confer the right of redemption on a winding up of the Company or making any dividend or other distribution on a reduction or return of capital or upon an exit (a “Waterfall Event”).

Superpreference shares

The shares are non-voting shares.

The shares are entitled to a fixed cumulative superpreferential dividend at an annual rate of 8% on the subscription price per share compounded semi-annually from the issue date of the shares which shall accrue daily and be calculated in respect of the period to such date assuming a 365-day year.

On winding-up of the Company, distribution shall first be made to the holders of the shares for any unpaid accrued dividends whether or not such dividends have been declared, and then for an amount equal to the subscription price of the shares. The shares shall be redeemed on the earlier of the date falling 6 months after the maturity of the first and second lien debt (“Senior Debt” or the ‘‘Term Loans’’), or a sale or transfer of substantially all of the consolidated assets and business of the Company.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

20	Creditors: amounts falling due after more than one year

	31 December 2019 £’000	31 December 2018 £’000

Bank loans (note 21)	520,205	539,535
Obligations under finance leases (note 22)	2,114	2,623
Other creditors	3,821	2,068
Fair value of swap	5,255	—
Accruals and deferred income	11,263	—

	542,658	544,226

21	Bank loans

	31 December 2019 £’000	31 December 2018 £’000
Current
Bank loans	4,218	4,384

Non-current
Bank loans	520,205	539,535

Non-current debt is analysed as follows:
Falling due between one and five years	387,859	12,762
Falling due in more than five years	132,346	526,773

	520,205	539,535

On 3 October 2017, the Company raised $650,000,000 aggregate principal amount of first and second lien debt (the ‘‘Term loans’’), as part of the financing for the acquisition of International Car Wash Group Limited by Shine Acquisition Co Limited. The aggregate principal amount comprises $475,000,000 first lien debt and $175,000,000 second lien debt. On April 10, 2018, the Company raised an additional $70,000,000 first lien debt as part of a refinancing transaction.

Shine Acquisition Co Sarl (“Lux borrower”), a subsidiary of Shine Acquisition Co Limited, borrowed $370,000,000 comprising $265,000,000 first lien debt and $105,000,000 second lien debt. Boing US Holdco Inc. (“US borrower”), borrowed $210,000,000 first lien debt and $70,000,000 second lien debt. On April 10, 2018, Shine Acquisition Co Limited borrowed an additional $11,100,000 first lien debt and Boing US HoldCo Inc. borrowed an additional $58,900,000 first lien debt as part of the aforementioned refinancing transaction.

First lien debt is repayable on 3 October 2024 and interest is charged at 3.25% plus US LIBOR and payable at either one-, two-, three- or six-monthly intervals. The loan is subject to quarterly repayments of 0.25% of the original principal. Second lien debt is repayable on 3 October 2025 and interest is charged at 7.50% plus US LIBOR and payable at either one-, two, three- or six-monthly intervals.

As part of the financing for the acquisition a $75,000,000 revolving credit facility (“RCF”) was also put in place. It is available until 3 October 2022 and secured as part of the first lien. At 31 December 2019, the draw down on the RCF loan was nil (2018: nil). Subsequent to year-end, but prior to the issuance of these financial statements, Boing US Holdco, Inc. drew $51,000,000 on the RCF to partially fund new site acquisitions in the US, leaving $24,000,000 undrawn.

Bank loans are secured by a fixed and floating charge over the assets of the Company.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

22	Other interest-bearing loans and borrowings

Finance leases relate to manufacturing equipment, buildings and motor vehicles. The Company has options to purchase the equipment for a nominal amount at the conclusion of the lease agreements. Interest rates underlying all obligations under finance leases are fixed at respective contract rates ranging from 5.5% to 7.5%.

Finance lease liabilities are payable as follows:

	31 December 2019 Minimum lease payments £’000	31 December 2018 Minimum lease payments £’000

Less than one year	426	415
Between one and five years	1,162	1,257
Over five years	952	1,366

	2,540	3,038

The finance leases are secured by the lessors’ title to the leased assets which have a carrying value of £2,395,000 (2018: £2,865,000). The Directors consider that the carrying value of the obligations under finance leases approximate to their fair value.

23	Deferred tax liability

	31 December 2019 £’000	31 December 2018 £’000

At beginning of year	11,526	10,188
(Credited) / charged to the income statement:
Additional amounts provided	(126)	1,412
Unwinding of previously provided amount	—	(205)
Effect of tax rate change	—	21
Reclassification from current tax	—	18

	(126)	1,246
Exchange differences	(252)	92

At end of year	11,148	11,526

In addition to the amounts shown above there are unprovided deferred tax assets of £19,339,000 (2018: £10,319,000). These amounts are unprovided because it is considered more unlikely than likely that the assets will be realised.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

23	Deferred tax liability (continued)

The elements of the deferred taxation provision are as follows:

	31 December 2019 Provided £’000	31 December 2019 Unprovided £’000	31 December 2018 Provided £’000	31 December 2018 Unprovided £’000
Difference between accumulated depreciation and amortization and capital allowances	12,011	(4,285)	6,409	(4,979)
Other timing differences	(863)	(85)	5,467	(349)
Tax losses	—	(14,969)	(350)	(4,991)

	11,148	(19,339)	11,526	(10,319)

New tax legislation in the countries in which the Company operates may affect the future value of deferred tax assets and liabilities.

A reduction in the UK corporation tax rate from 19% to 17% (effective 1 April 2020) was substantively enacted on 6 September 2016, and the UK unrecognised deferred tax assets as at 31 December 2019 have been calculated based on this rate.

The March 2020 Budget announced that a rate of 19% would continue to apply with effect from 1 April 2020, and this change was substantively enacted on 17 March 2020. This will increase the UK companies future current tax charge accordingly and increase the UK unrecognised deferred tax asset.

24	Other liabilities

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

At 1 January 2019	1,609	11,242	2,208	15,059
Additions during period	—	56	56	112
Utilised during period	—	(246)	(376)	(622)
Credit for the period	(726)	(475)	(876)	(2,077)
Interest	4	452	20	476
Exchange difference	(36)	(333)	(12)	(381)

At 31 December 2019	851	10,696	1,020	12,567

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

At 1 January 2018	1,737	11,480	1,918	15,135
Re-assessment	—	(20)	—	(20)
Utilised during period	(142)	(889)	25	(1,006)
(Credit)/charge for the period	—	154	165	319
Interest	—	480	94	574
Exchange difference	14	37	6	57

At 31 December 2018	1,609	11,242	2,208	15,059

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

24	Other liabilities (continued)

The amount provided for legal disputes relates to claims against the Company incurred in the normal course of business. From time to time, the Company may be engaged in litigation and disputes in the ordinary course of business. The Directors do not believe that the ultimate resolution of any of these matters will have a material adverse effect on the accompanying consolidated financial statements.

The restoration provision relates to the estimated costs of restoring leased sites to their original state upon expiry of the leases. Other provisions relate primarily to future payments under onerous leases.

To reflect the time value of money, significant provisions are discounted at an estimate of a risk free rate. The expected utilization of the provisions as of 31 December 2019 and 2018, respectively, is as follows:

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

Less than one year	—	163	110	273
Between one and five years	—	977	468	1,445
Over five years	851	9,556	442	10,849

At 31 December 2019	851	10,696	1,020	12,567

	Legal dispute £’000	Restoration provision £’000	Other provisions £’000	Total £’000

Less than one year	49	202	300	551
Between one and five years	—	1,002	951	1,953
Over five years	1,560	10,038	957	12,555

At 31 December 2018	1,609	11,242	2,208	15,059

25	Pension liabilities

	31 December 2019 £’000	31 December 2018 £’000

At beginning of year	5,308	5,410
Current service cost	54	54
Pension payments	(303)	(301)
Other finance cost	113	109
Actuarial (loss) gain	611	(16)
Foreign exchange	(343)	46
Deferred tax charge	(216)	6

At end of year	5,224	5,308

Further disclosure on the movements during the period on the pension liability appears in note 30.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

26	Acquisitions

During 2019, the Company acquired 37 car wash sites in the United States (2018: 4). Under the acquisition method of accounting, the resulting goodwill of £12,404,000 (2018: £1,997,000) was capitalized and will be written off over 15 years, the period over which the Directors estimate the value of the business to exceed the value of the underlying assets.

The net assets acquired at the acquisition dates are as follows:

	2019 £’000	2018 £’000

Cash	78	—
Tangible assets	121,402	9,653
Intangible assets	832	—
Accrued liabilities	(369)	—

Net identifiable assets and liabilities	121,943	9,653

Cash consideration Deferred consideration Costs directly attributable to the business combination	129,920 3,045 1,382	11,222 — 428

Total consideration	134,347	11,650

Goodwill on acquisition	12,404	1,997

The fair value of the identifiable assets and liabilities related to 2019 acquisitions has been determined on a provisional basis at this stage because the value of certain liabilities, while estimated with reasonable accuracy, remains uncertain. The revaluation adjustments are made to reflect the fair value of net assets acquired and consist primarily of revaluation of properties as required by FRS 102. The fair value of the identifiable assets and liabilities related to 2018 acquisitions is final.

For the year ended 31 December 2019, the acquired business contributed turnover of £7,284,000 (2018: £2,705,000) and a gross profit of £3,875,000 (2018: £1,985,000), reported in the consolidated income statement.

27	Called up share capital

				31 December 2019	31 December 2018
				£’000	£’000
Allotted, called up and fully paid
Equity:	861,033	(2018: 861,033)	‘A1’ ordinary shares of £0.10 each	86	86
Equity:	36,185	(2018: 40,732)	‘A2’ ordinary shares of £0.10 each	3	4
Equity:	22,272	(2018: 40,000)	‘B1’ ordinary shares of £1.60 each	36	64
Equity:	57,500	(2018: 59,500)	‘B2’ ordinary shares of £0.10 each	6	6

				131	160

Share capital

For rights attached to the superpreference and preference shares, refer to note 19.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

27	Called up share capital (continued)

Shares were allocated and issued during the year as follows:

B2 ordinary shares of £0.10: 6,000 shares for consideration of £1.60 per share.

B2 ordinary shares of £0.10: 2,500 shares for consideration of £50.05 per share.

The following shares were repurchased during the year:

A2 ordinary shares of £0.10: 126 shares at £46.61per share.

A2 ordinary shares of £0.10: 4,421 shares at £1.00 per share.

B1 ordinary shares of £0.10: 17,728 shares at £1.60 per share.

B2 ordinary shares of £0.10: 10,500 shares at £1.60 per share.

The rights attaching to the shares are as follows:

A1 Ordinary shares

The shares are voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares.

Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

A2 Ordinary shares

The shares are non-voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

B1 Ordinary shares

The shares are voting shares.

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares. The shares confer no rights of redemption.

B2 Ordinary shares

The shares are non-voting shares.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

27	Called up share capital (continued)

Dividends may only be declared after the payment of any dividend accrued on the superpreference and preference shares. Capital may only be paid out after any capital due to the holders of the superpreference and preference shares.

The shares confer no rights of redemption.

28	Commitments

At the end of the period the Company had capital commitments of £nil (2018: £nil) for which provision has been made and of £2,269,000 (2018: £1,143,000) for which no provision has been made.

During the year ended 31 December 2019, the Company completed 83 sale leaseback transactions (2018: 26) resulting in cash proceeds, net of related expenses of £151,963,000 (2018: £47,175,000) and a net gain on the disposal of land and buildings of £53,604,000 (2018: £5,345,000). In conjunction with the sale leaseback transactions, the Company simultaneously entered into lease agreements ranging from 20 – 25 years.

The Company’s total future minimum lease payments under non-cancellable operating leases are as follows:

	31 December 2019		31 December 2018

	Land and buildings	Other	Land and buildings	Other

	£’000	£’000	£’000	£’000
Within one year	34,638	742	23,664	664
Within two to five years	138,505	673	78,775	635
After more than five years	355,851	—	146,068	1

	528,994	1,415	248,507	1,300

29	Financial instruments

The Company has the following financial instruments:

	31 December 2019	31 December 2018

	£’000	£’000
Financial assets measured at fair value through profit or loss :
Derivative instruments – cross currency swap	7,638	3,942

Financial assets at amortized cost:
Trade debtors	2,242	2,637
Other debtors	1,470	5,852
Investment in short term deposits	54	26

	3,766	8,515

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

29	Financial instruments (continued)

	31 December 2019	31 December 2018

	£’000	£’000
Financial liabilities at amortized cost:
Senior loans	(523,474)	(542,805)
Other loans	(949)	(1,114)
Finance leases	(2,540)	(3,038)
Trade creditors	(9,054)	(12,586)
Accruals and deferred income	(115,579)	(77,960)
Other creditors	(7,414)	(5,080)
Preference shares and superpreference shares	(487,255)	(489,629)

	(1,146,265)	(1,132,212)
Financial liabilities measured at fair value through other comprehensive income:
Derivative instruments – interest rate swap	(5,255)	—

Cash flow interest rate risk

The Company has mitigated its exposure to interest rate risk through the impact of rate changes on interest-bearing borrowings by arranging fixed rates of interest. The interest rates and terms of repayment of the Company’s borrowings are disclosed in note 21 to the financial statements. The Company’s policy is to obtain the most favourable interest rates available for its borrowings.

Interest is paid on assets being purchased through finance leases. All finance leases have a fixed rate of interest which applies for the duration of the agreement. Therefore, there will be no effect to the interest payable in the event of future interest rate changes.

Except for the Company’s revolving credit facility and US bank loans, the Company has no significant interest-bearing assets and liabilities.

Derivative financial instruments

The Company entered into cross-currency and interest rate swaps to hedge the foreign exchange risk and interest rate risks for US dollar denominated bank loans that bear variable interest rates.

Cross currency swaps

In October 2017, the Company entered into cross-currency interest rate swap agreements to mitigate the interest rate risk and exchange rate risk associated with the variable interest, USD-denominated senior loans raised by Shine Acquisition Co. SARL. The cross-currency interest rate swaps have a total notional amount of $234,780,000 and terminate in October 2021. Throughout the term of the swap agreements, the Company pays interest at a fixed rate and receives interest at LIBOR on a quarterly basis. As of 31 December 2019, the fair value of the cross-currency swaps was £7,638,000 (2018: £3,942,000). During 2019, a hedging gain of £3,696,000 was recognized in profit or loss (2018: £5,667,000) for the changes in fair value of the cross-currency interest rate swaps.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

29	Financial instruments (continued)

Interest rate swap

In April 2019, the Company entered into interest rate swap agreements to hedge the interest rate risk associated with the variable interest senior loans. Under the swap agreements, the Company pays interest at a fixed rate and receives interest at LIBOR on a monthly basis. The interest rate swap agreements have a total notional amount of $300,000,000 and terminate in May 2023. As of 31 December 2019, the fair value of the swaps was £5,255,000. Cash flows for interest payments on both the hedged loans and the interest rate swaps are paid monthly. During 2019, a hedging loss of £5,255,000 was recorded in other comprehensive income for changes in fair value of the interest rate swaps.

30	Pension schemes

The Company operates several defined contribution pension schemes. The pension cost charge for the year represents contributions payable by the company to the schemes and amounted to £42,000 (2018: £51,000). At the end of the year there were £42,000 (2018: £27,500) of outstanding contributions. There were no prepaid contributions at the end of the year. In addition, contributions amounting to £nil (2018: £10,000) were made to personal pension schemes in respect of directors.

TOMAN Handels-und Beteiligungsgesellschaft mbH and its subsidiaries operate a defined benefit scheme in Germany. A full actuarial valuation was carried out at 31 December 2019 by a qualified independent actuary. The funding deficit as at 31 December 2019 was £6,485,000 (2018: £6,353,000). In line with common German practice, the scheme is unfunded; therefore, no assets exist, and the funding deficit represents the present value of the scheme liabilities.

The major assumptions used in this valuation were:

	31 December 2019	31 December 2018

	%	%

Rate of increase in pensions in payment	1.50	1.50
Discount rate applied to pensions in payment	1.01	1.73
Discount rate applied to deferred pensions	1.49	2.22

The actuarial valuation was not affected by assumptions for increases in salaries or general inflation since such factors do not change the pension amounts for which the scheme is liable.

The assumptions used by the actuary are chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

30	Pension schemes (continued)

Scheme liabilities

The present value of the scheme’s liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Value at 31 December 2019	Value at 31 December 2018
	£’000	£’000

Present value of scheme liabilities	(6,485)	(6,353)

Deficit in the scheme – pension liability	(6,485)	(6,353)
Related deferred tax asset	1,261	1,045

Net pension liability	(5,224)	(5,308)

Movement in deficit during the period

	Year ended 31 December 2019	Year ended 31 December to 2018
	£’000	£’000

At beginning of year	(6,353)	(6,451)
Current service cost	(54)	(54)
Pension payments	303	300
Other finance cost	(113)	(109)
Actuarial (loss) gain	(611)	16
Foreign exchange	343	(55)

Deficit in the scheme at the end of the year	(6,485)	(6,353)

The exchange gain arising on the revaluation of the deficit is included in foreign currency translation shown in the consolidated statement of total recognised gains and losses.

Analysis of other pension costs charged in arriving at operating profit

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
Current service cost	(54)	(54)

Analysis of amounts included in other finance costs

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000
Interest on pension scheme liabilities	(113)	(109)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

30	Pension schemes (continued)

Analysis of amount recognised in consolidated statement of other comprehensive income

	Year ended 31 December 2019	Year ended 31 December 2018

	£’000	£’000

Experience losses arising on scheme liabilities	(611)	16

Actuarial (loss) / gain recognised in consolidated statement of total recognised gains and losses	(611)	16

History of experience gains and losses

	Year ended 31 December 2019		Year ended 31 December 2018
Experience (losses) and gains on scheme liabilities:
Amount (£’000)	(611)		16
Percentage of period end present value of scheme liabilities	(9.4%	)	0.3%

Total amount recognised in consolidated statement of changes in equity:
Amount (£’000)	(611)		16
Percentage of period end present value of scheme liabilities	(9.4%	)	0.3%

31	Employee Benefit Trust and employee share schemes

The Employee Benefit Trust (“EBT”) from time to time, acquires the beneficial interest of certain shares in the Company, which is held on behalf of employees and (ii) retains residual cash balances resulting from transfers of those beneficial interests (previously acquired by the EBT from departing employees) to new and/or existing employees. Such balances can be used to repay the Revolving Loan Facility Agreement entered into between Boing US Holdco, Inc. and the EBT to facilitate the acquisition of beneficial interests in shares of the Company from departing employees.

32	Immediate and ultimate parent Company

The Company’s immediate and ultimate parent Company is RC IV Cayman ICW LLC, a limited liability Company incorporated in the Cayman Islands.

33	Related party transactions

On 3 October 2017, the Company entered into a consulting agreement (“Consulting Agreement”) with an affiliated entity, Roark Capital Management LLC, which acts as an advisor to related entities and collectively owns a controlling interest in the Company. The Consulting Agreement expires on 3 October 2027, subject to certain renewal provisions, Under the terms of the Consulting Agreement, the Company is required to pay an annual fee with certain escalations based on the terms of the Consulting Agreement. The Company incurred expenses of $1,648,000 (2018: $1,600,000) in accordance with the Consulting Agreement during the year.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

34	Post balance sheet events

As detailed in the Directors report, on 11 March 2020, the World Health Organisation declared the coronavirus a pandemic. The Directors consider the coronavirus to be a non-adjusting post balance sheet event. While the impact of the coronavirus on the Company remains uncertain the Directors note that should there be a significant reduction in future revenue as a result of the requirement to temporarily close a large number of the Company’s sites for a prolonged period of time then this would result in an indicator of impairment which could potentially result in an impairment of Intangible assets and Tangible assets in future accounting periods.

Subsequent to year end, the Company acquired 25 car wash locations in the US, primarily consisting of real and personal property, for an aggregate cash purchase price of $134,671,000. The Company is in the process of completing its preliminary purchase accounting.

On 3 August 2020, Shine Holdco (UK) Limited and its subsidiaries were acquired by Driven Investor LLC (“Driven Brands”), a US domiciled company. Driven Brands, together with its subsidiaries, is one of the largest franchisors in the auto aftermarket services industry with approximately 4,200 locations in 15 countries, inclusive of the acquisition of Shine Holdco (UK) Limited.

35	GAAP reconciliation

The Company’s financial statements have been prepared in accordance with FRS 102, which differs in certain respects from the requirements of accounting principles generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to Shine Holdco (UK) Limited (“Shine” or “the Company”) results are set out below.

Net income (loss) reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000

Net income (loss) in conformity with UK GAAP			(31,472)	(79,285)

Adjustments on account of:
Historical goodwill amortization	(a	)	42,054	46,894
Reversal of fixed asset impairment reversals	(b	)	(7,832)	(9,373)
Transaction costs in goodwill	(c	)	(681)	(664)
Failed sale leasebacks	(d	)	(54,382)	(5,344)
Interest rate swap	(e	)	(5,255)	—
Preference shares	(f	)	41,108	38,240
Income tax	(g	)	3,237	1,809
Timing of termination payment	(h	)	(1,532)	—

Total impact of all adjustments			16,717	71,562

Net income (loss) in conformity with US GAAP			(14,755)	(7,723)
Non-controlling interest			65	89

Net income (loss) attributable to shareholders of the parent company in conformity with US GAAP			(14,690)	(7,634)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

Shareholders’ equity reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000

Total shareholders’ equity in conformity with UK GAAP			(135,850)	(103,635)

Adjustments on account of:
Historical goodwill amortization	(a	)	100,243	58,189
Reversal of fixed asset impairment reversals	(b	)	(17,204)	(9,373)
Transaction costs in goodwill	(c	)	(22,580)	(21,899)
Failed sale leasebacks	(d	)	(58,426)	(6,389)
Interest rate swap	(e	)	—	—
Preference shares	(f	)	88,788	47,399
Income tax	(g	)	5,065	1,826
Timing of termination payment	(h	)	(1,532)	—

Total impact of all adjustments			94,354	69,753
Total shareholders’ equity in conformity with US GAAP			(41,496)	(33,882)
Non-controlling interest			(365)	(363)

Total equity attributable to shareholders of the parent company in conformity with US GAAP			(41,861)	(34,245)

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

Cash flow statement reconciliation :

			31 December 2019	31 December 2018

			£’000	£’000
Operating activities
Net cash provided by operating activities in conformity with UK GAAP			64,698	60,723
Reclassification related to failed sale leaseback arrangements	(d	)	1,722	235
Reclassification of interest on loan notes, bank loans and RCF	(i	)	(32,099)	(35,405)
Reclassification of gain on derivative financial instruments	(e	)	3,696	5,667
Reclassification of finance lease interest expense	(i	)	(207)	(402)

Net cash provided by operating activities in conformity with US GAAP			37,810	30,818

Investing activities
Net cash (used in) provided by investing activities in conformity with UK GAAP			(20,582)	3,252
Failed sale leaseback	(d	)	(155,283)	(52,510)

Net cash (used in) investing activities in conformity with US GAAP			(175,865)	(49,258)

Financing activities
Net cash (used in) financing activities in conformity with UK GAAP			(46,182)	(36,961)
Failed sale leaseback	(d	)	155,283	52,510
Reclassification related to failed sale leaseback arrangements	(d	)	(1,722)	(235)
Reclassification of interest on loan notes, bank loans and RCF	(i	)	32,099	35,405
Reclassification of gain on derivative financial instruments	(e	)	(3,696)	(5,667)
Reclassification of finance lease interest expense	(i	)	207	402

Net cash provided by financing activities in conformity with US GAAP			135,989	45,454

Net change in cash from UK to US GAAP			—	—

a)	Goodwill amortization

Under FRS 102, goodwill is presumed to have a finite useful economic life and is recorded at cost less accumulated amortization and impairment. Accordingly, the Company amortised goodwill on a straight-line basis over an estimated useful life of 15 years.

US GAAP prohibits the amortisation of goodwill and instead requires that goodwill be tested at least annually for impairment or more frequently if impairment indicators exist. Amortisation expense recognised under FRS 102 was reversed under US GAAP.

b)	Reversal of fixed asset impairment reversals

Under FRS 102, revaluation of assets is allowed. Fixed assets are stated at cost or a revalued amount less accumulated depreciation and impairment losses. Previously recognized impairment losses may be reversed under FRS 102.

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

b)	Reversal of fixed asset impairment reversals (continued)

Under US GAAP, fixed assets are recorded at historical cost less accumulated depreciation and impairment losses. Reversal of previously recognized impairment losses is prohibited. The impact of fixed asset impairment reversals under FRS 102 was reversed under US GAAP.

c)	Business combinations—transaction costs

FRS 102 allows transaction costs incurred in connection with a business combination to be capitalized as part of the cost of the purchase consideration.

Under US GAAP, transaction costs incurred in conjunction with a business combination are expensed in the period in which the costs are incurred.

d)	Sale leaseback transactions

The Company entered into sale and leaseback transactions that resulted in operating leases under FRS 102. Under FRS 102, sale and operating leaseback transactions resulted in the derecognition of the asset’s carrying value and the immediate recognition of gain or loss, if the transaction was established at fair value, or deferred gain or loss if the transaction price differed from the fair value. Any deferred gain or loss was amortized over the lease term.

Under US GAAP, ASC 840, Leases (“ASC 840”), the majority of the Company’s arrangements are treated as a failed sale leaseback transaction due to the Company’s continuing involvement in the asset and are accounted for under the financing method. As such, the assets are not derecognized, and the Company records a financing liability for the proceeds under US GAAP. The remaining arrangements are considered successful sale leasebacks as they did not have continuing involvement. Those gains are deferred and amortized over the lease term under US GAAP.

e)	Interest rate swaps

The Company entered into interest rate swaps that qualified for hedge accounting under FRS 102. The portion of the gain or loss on the cash flow hedge instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

The interest rate swaps that qualified for hedge accounting under FRS 102 do not qualify for hedge accounting under US GAAP ASC 815, Derivatives and Hedging (“ASC 815”). Gains or losses recognised in other comprehensive income under FRS 102 was reversed and recognised in profit or loss under US GAAP.

f)	Preferred shares

Under FRS 102, preferred shares are recognised as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. The Company’s shares have certain redemption provisions that are outside the control of the issuer, therefore the Company does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, the Company recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under US GAAP, ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as

Shine Holdco (UK) Limited
Consolidated financial statements
Year ended 31 December 2019

Notes to the financial statements (continued)

35	GAAP reconciliation (continued)

f)	Preferred shares (continued)

mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under UK GAAP has been reversed under US GAAP.

g)	Income taxes

FRS 102 allows the use of enacted or “substantively” enacted tax rates as of the balance sheet date to measure the deferred tax impact on timing differences to reflect an entity’s expectation as to the manner in which it will recover an asset or settle a liability.

Under US GAAP ASC 740, Deferred Taxes (“ASC 740”), deferred taxes were measured using the applicable enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

Under FRS 102, deferred tax assets are only recognized to the extent realization is probable. Under US GAAP, a valuation allowance is recognized against deferred tax assets, if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realised. Under US GAAP, the amount of required valuation allowance was measured based on an assessment of the future realisation of the tax benefit of existing deductible temporary differences and carryforwards considering all available evidence, both positive and negative.

h)	Timing of termination payment

Under FRS 102, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under US GAAP ASC 712, Compensation – Nonretirement Postemployment Benefits (“ASC 712”), termination benefits are recognized when it is probable that the benefits will be paid, and the cost of the benefits can be reasonably estimated.

i)	Classification and presentation

Under UK GAAP, interest paid may be classified as an operating activity or financing activity within the statement of cash flows, so long as the presentation is consistent from period to period. The Company has elected to present interest paid as a financing activity under UK GAAP.

Under US GAAP, interest paid in connection with financing obligations and to lenders and other creditors is included within operating activities.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated income statements (unaudited)

for the six months ended 30 June 2020

		Six Months Ended 30 June 2020	Six Months Ended 30 June 2019
	Notes	£’000	£’000

Turnover		130,617	129,555
Cost of sales		(77,864)	(70,546)

Gross profit		52,753	59,009
Administrative expenses – excluding profit on disposal	5	(61,115)	(53,711)
Profit on disposal of tangible assets	5, 8	25,410	6,310

Total administrative expenses		(35,705)	(47,401)

Operating profit		17,048	11,608
Interest receivable and similar income		269	323
Interest payable and similar expenses		(44,110)	(34,570)

Loss on ordinary activities before taxation		(26,793)	(22,639)
Tax on loss on ordinary activities	6	(1,423)	(1,454)

Loss for the period		(28,216)	(24,093)

Loss for the period attributable to: Shareholders of the parent company		(28,176)	(24,065)
Non-controlling interest		(40)	(28)

		(28,216)	(24,093)

Consolidated statements of comprehensive income (unaudited)
for the six months ended 30 June 2020		Six Months Ended 30 June 2020	Six Months Ended 30 June 2019
		£’000	£’000

Loss for the period		(28,216)	(24,093)

Other comprehensive expense:
Exchange loss on translation of foreign subsidiaries		(4,806)	(9,837)
Movement in cashflow hedge		(4,233)	(4,975)

Total comprehensive expense for the period		(37,255)	(38,905)

Total comprehensive expense attributable to:
Shareholders of the parent company		(37,215)	(38,877)
Non-controlling interest		(40)	(28)

		(37,255)	(38,905)

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated balance sheets

as at 30 June 2020

		30 June 2020 (unaudited)			31 December 2019
	Notes	£’000	£’000		£’000	£’000
Fixed assets
Intangible assets	7		566,519			582,540
Tangible assets	8		422,123			408,987
Investments			1,826			1,385

			990,468			992,912
Current assets
Stocks		11,532			10,613
Debtors	11	17,602			17,791
Current asset investments	11	73			54
Restricted cash		—			922
Cash at bank and in hand		69,824			35,918

Total current assets		99,031			65,298

Creditors: amounts falling due within one year	9, 11	(647,222)			(622,463)

Net current liabilities			(548,191)			(557,165)

Total assets less current liabilities			442,277			435,747

Creditors: amounts falling due after more than one year	9, 11		(584,872)			(542,658)

Provisions for liabilities Deferred tax liability			(10,582)			(11,148)
Other liabilities Pension liability			(13,254 (6,768	) )		(12,567 (5,224	) )

Net liabilities			(173,199)			(135,850)

Capital and reserves
Called up share capital			128			131
Share premium account			992			1,086
Accumulated losses			(166,281)			(138,105)
Foreign exchange reserve			1,122			5,928
Hedging reserve			(9,488)			(5,255)

Equity attributable to parent’s shareholders			(173,527)			(136,215)

Non-controlling interest			328			365

Total equity			(173,199)			(135,850)

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated statements of changes in equity (unaudited)

for the six months ended 30 June 2020

	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 31 December 2018	160	981	—	—	(105,139)	363	(103,635)

Loss for the period	—	—	—	—	(24,065)	(28)	(24,093)

Other comprehensive income (expense):	—	—	(4,975)	—	—	—	(4,975)
Fair value movement on cash flow hedge	—	—	—	—	—	—	—
Exchange loss on translation of foreign subsidiaries	—	—	—	(9,837)	—	—	(9,837)

Total comprehensive expense for the period	—	—	(4,975)	(9,837)	(24,065)	(28)	(38,905)

Issued share capital in period	1	9	—	—	—	—	10
Reduction of share capital in period	(1)	(10)	—	—	—	—	(11)
Transfer of accumulated foreign exchange reserve movements [1]	—	—	—	1,226	(1,226)	—	—
Increase in non-controlling interest	—	—	—	—	—	39	39

Balance at 30 June 2019	160	980	(4,975)	(8,611)	(130,430)	374	(142,502)

	Called up share capital (£’000)	Share premium account (£’000)	Hedging reserve (£’000)	Foreign exchange reserve (£’000)	Accumulated losses (£’000)	Non- controlling interest (£’000)	Total (£’000)
Balance at 31 December 2019	131	1,086	(5,255)	5,928	(138,105)	365	(135,850)

Loss for the period	—	—	—	—	(28,176)	(40)	(28,216)

Other comprehensive income (expenses):	—	—	(4,233)	—	—	—	(4,233)
Fair value movement on cash flow hedge	—	—	—	—	—	—	—
Exchange loss on translation of foreign subsidiaries	—	—	—	(4,806)	—	—	(4,806)

Total comprehensive expense for the period	—	—	(4,233)	(4,806)	(28,176)	(40)	(37,255)

Issued share capital in period	—	11	—	—	—	—	11
Reduction of share capital in period	(3)	(105)	—	—	—	—	(108)

Increase in non-controlling interest	—	—	—	—	—	3	3

Balance at 30 June 2020	128	992	(9,488)	1,122	(166,281)	328	(173,199)

[1]

In previous years, the foreign exchange translation difference was reported as part of Accumulated losses. To increase transparency, foreign exchange translation differences have now moved to a separate reserve and hence the prior year balance transferred.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Consolidated cash flow statement (unaudited)

for the six months ended 30 June 2020

		Six months ended 30 June 2020		Six months ended 30 June 2019

	Notes	£’000	£’000	£’000	£’000
Cash inflow from operating activities
Operating profit		17,048		11,608
Adjustments for:
Depreciation, impairment and amortisation	5, 7, 8	36,545		31,388
Net profit on sale of fixed assets	8	(25,410)		(6,310)
Difference between pension charge and payment		—		—

		28,183		36,686
Movements in working capital:
Decrease (increase) in stocks		(447)		(1,144)
Decrease (increase) in debtors		1,063		5,875
Increase (decrease) in creditors		2,920		(3,489)

Cash generated from operating activities		31,719		37,928
Tax paid		(1,885)		(140)

Net cash from operating activities			29,834		37,788

Cash flows from investing activities
Acquisition of car wash sites	10	(33,139)		(11,162)
Proceeds from sale of tangible assets	8	57,990		17,194
Payments for tangible assets	8	(10,139)		(20,072)
Interest received and net realised exchange gains		4		290

Net cash generated from (used in) investing activities			14,716		(13,750)

Cash flows from financing activities
Proceeds from issue of new share capital		11		10
Redemption of share capital		(108)		(11)
Redemption of preference shares		—		(1,841)
Repayments of long-term loans	9	(2,245)		(2,153)
Interest element of finance lease payments		(93)		(58)
Repayments of obligations under finance lease liabilities		(224)		(142)
Movement on cash deposits		(131)		(33)
Other financing costs		—		—
Interest paid and net realised exchange loss		(16,176)		(21,969)

Net cash used in financing activities			(18,966)		(26,197)

Net increase (decrease) in cash and cash equivalents			25,584		(2,159)

Effect of exchange rate on cash			7,400		(533)

Cash and cash equivalents at start of year			36,840		38,386

Cash and cash equivalents at end of period			69,824		35,694

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements

1	General information

Shine Holdco (UK) Limited is a private company limited by shares and incorporated and domiciled in the United Kingdom. The address of its registered office is 1 Bartholomew Lane, London, United Kingdom, EC2N 2AX.

The Company acts as a holding company. The principal activities of its subsidiaries are the construction, ownership and operation of car wash installations.

2	Statement of compliance

The consolidated interim financial statements of Shine Holdco (UK) Limited and its subsidiary companies (collectively, the “Company”) have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, ‘The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland’ (‘FRS 102’) and the Companies Act 2006.

The consolidated unaudited interim financial statements have been prepared in compliance with Financial Reporting Standard 104, “Interim Financial Reporting.”

3	Summary of significant accounting policies

The Company’s significant accounting policies are described in Note 3, “Summary of Significant Accounting Policies,” to the consolidated financial statements for the year ended 31 December 2019. There have been no material changes to the significant accounting policies in the six months ended 30 June 2020, with the exception of the policy for taxes on income, which in the interim period is accrued using the effective tax rate that would be applicable to expected total income for the financial year.

3.1	Basis of preparation

These consolidated financial statements are prepared on a going concern basis, under the historical cost convention, as modified by the recognition of certain financial assets and liabilities measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4, “Critical Accounting Judgments and Estimation Uncertainty,” to the consolidated financial statements for the year ended 31 December 2019.

3.3	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings. A subsidiary is an entity that is controlled by the Company. The results of subsidiary undertakings are included in the consolidated income statement from the date that control commences until the date that control ceases. Control is established when the Company has the power to govern the operating and financial policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

All intra-company transactions, balances, income and expenses are eliminated on consolidation.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.4	Going concern

In preparing the financial statements, the Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The financial statements have been prepared on a going concern basis which the Directors consider to be appropriate for the following reasons.

On March 11, 2020, the World Health Organization declared the global coronavirus outbreak a pandemic (referred to as herein as COVID-19). Prior to the COVID-19 pandemic, the Company’s operating performance was in line with expectations until mid-March 2020. As a result of the multiple impacts of COVID-19 experienced through the date of approval of this report, the Company’s operating performance has declined compared to forecasted amounts.

The Directors have prepared cash flow forecasts to 31 December 2021, which indicate that, taking account of reasonably possible downsides and the anticipated impact of COVID-19 on the operations and its financial resources, the Company will have sufficient funds to meet its liabilities as they fall due for that period.

The Directors have considered further potential implications of COVID-19 by modelling two severe but plausible downside scenarios. These scenarios were developed using the impact experienced during the first lock-down in Q2 2020 during which the Company continued to trade, despite restrictions in certain countries resulting in site shutdowns for a limited period.

The first scenario considers the impact of a further six-week lock-down period between November 2020 and March 2021 in addition to a deterioration in trade for the remainder of the forecast period. This scenario does this by reflecting the revenue and contribution reductions experienced during the previous lock-down for the period to 31 December 2020 (between 25% and 35% depending on location), followed by reductions of 10% for the remainder of the forecast period. This scenario also reflects a cessation in acquisition and sale and leaseback activity from January 2021 and reductions in corporate and field expenses.

The second scenario utilises the same assumptions as the first scenario, however, also models the impact of a more severe impact to revenue and contribution during the period to 31 December 2020 (between 50% and 100% depending on location), followed by a tiered reduction for the first six months of 2021 (between 10% and 75% depending on location), which is then followed finally by the 10% reduction for the remainder of the forecast period.

While the longer-term impact of the coronavirus pandemic on the Company remains uncertain, we are confident that the Company is well positioned to withstand a significant reduction in revenue should this occur. The Company maintains a substantial unrestricted cash on hand balance that is sufficient to meet its obligations in the period to 31 December 2021. In addition, the Company has access to a $75,000,000 Revolving Facility and is able to satisfy the related financial covenant test under the terms of its credit agreement, which requires a Net First Lien Ratio (“NFLR”) of 5.85 to 1 when the RCF is drawn in excess of 30%.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

3	Summary of significant accounting policies (continued)

3.4	Going concern (continued)

The second scenario has been modelled as a worst-case severe downside scenario. Even in this scenario, the forecasts indicate the Company would remain in compliance with the financial covenant requirements and will have sufficient funds to meet its liabilities as they fall due. Additionally, the Company has a flexible cost structure that has allowed it to react quickly to reduce expenses, defer discretionary capital expenditure, utilize government incentives to defer payments, furlough employees and successfully negotiate extended payment terms from key vendors. The Company has strong controls in place for the management of working capital and will consider utilisation of governmental support schemes if relevant and applicable.

Consequently, the Directors are confident that the Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

4	Critical accounting judgements and estimation uncertainty

The Company’s critical accounting judgments and estimation uncertainty are described in Note 4, “Critical accounting judgements and estimation uncertainty,” to the consolidated financial statements for the year ended 31 December 2019. There have been no material changes to the critical accounting judgments and estimation uncertainty in the six months ended 30 June 2020. Impairment assessments have been considered using a consistent forecast with the going concern assessment (note 3) and no impairment was deemed necessary.

5	Operating profit

	Six months ended 30 June 2020	Six months ended 30 June 2019
	£’000	£’000
This is stated after charging / (crediting):

Depreciation of tangible assets (note 7)	13,379	14,193
Gain on sale of tangible assets - net	25,410	6,310
Amortisation of goodwill and other intangible assets (note 6)	23,166	19,508
Reversal of tangible asset impairment	—	(2,313)
Hire of land and buildings – operating leases	19,666	13,739
Stock recognised as an expense	4,322	4,080

During the six months ended 30 June 2020, the Company completed 32 sale leaseback transactions (2019: 12) resulting in cash proceeds, net of related expenses of £57,990,000 (2019: £17,194,000) and a net gain on the disposal of land and buildings of £27,326,000 (2019: £5,139,000). In conjunction with the sale leaseback transactions, the Company simultaneously entered into lease agreements ranging from 20 – 25 years.

6	Tax on loss on ordinary activities

The effective tax rate for the six months ended 30 June 2020 was 4.4% (2019: 4.8%), driven primarily by non-deductible expenses in Germany.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

6	Tax on loss on ordinary activities (continued)

In the Spring Budget 2020, the Government announced that from 1 April 2020, the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on 17 March 2020. New tax legislation in the countries in which the Company operates may affect future current and total tax charges.

7	Intangible assets

	Patents and Non-Competes	Goodwill	Other	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	3,972	680,542	413	684,927
Additions	8	—	—	8
Additions from business combinations	—	3,553	—	3,553
Adjustments – purchase price	(794)	2,987	—	2,193
Effects of movement in foreign exchange	265	1,245	—	1,510

At 30 June 2020	3,451	688,327	413	692,191

Accumulated amortisation
At 1 January 2020	(2,077)	(100,244)	(66)	(102,387)
Charged in period	(230)	(22,856)	(80)	(23,166)
Disposals	93	—	—	93
Effects of movement in foreign exchange	(172)	(40)	—	(212)

At 30 June 2020	(2,386)	(123,140)	(146)	(125,672)

Carrying value at 30 June 2020	1,065	565,187	267	566,519

Carrying value at 31 December 2019	1,895	580,298	347	582,540

Goodwill and patents are amortized on a straight-line basis over a useful life of 15 years. Non-compete assets are amortized over the length of the non-compete agreement, generally five years. The amortization charge is recognized in Selling, general and administrative expenses in the income statement.

During the six months ended 30 June 2020, an additional £2,987,000 was recorded to goodwill as a result of adjustments made during the provisional purchase accounting period to the fair values of certain assets and liabilities acquired during 2019.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

8	Tangible assets

	Land and buildings	Equipment and machinery	Assets in course of construction	Other	Total
	£’000	£’000	£’000	£’000	£’000
Cost
At 1 January 2020	413,124	227,480	5,964	4,622	651,190
Additions through acquisitions	28,616	1,845	—	—	30,461
Adjustment, to prior year acquisition	466	339	—	—	805
Other additions	1,697	1,378	3,392	123	6,590
Transfers between categories	4,353	3,142	(7,495)	—	—
Disposals	(41,709)	(1,085)	—	(71)	(42,865)
Effect of movements in foreign exchange	24,358	13,680	388	246	38,672

At 30 June 2020	430,905	246,779	2,249	4,920	684,853

Accumulated depreciation
At 1 January 2020	(147,816)	(91,645)	—	(2,742)	(242,203)
Charge for period	(7,654)	(5,585)	—	(140)	(13,379)
Disposals	6,530	1,140	—	36	7,706
Effect of movements in foreign exchange	(8,943)	(5,759)	—	(152)	(14,854)

At 30 June 2020	(157,883)	(101,849)	—	(2,998)	(262,730)

Carrying amount at 30 June 2020	273,022	144,930	2,249	1,922	422,123

Carrying amount at 31 December 2019	265,308	135,835	5,964	1,880	408,987

The net book value of land, included in land and buildings above, comprises:

	30 June 2020	31 December 2019
	£’000	£’000

Freehold	43,656	59,228
Long leasehold	1,171	1,246
Short leasehold	857	861

	45,684	61,335

Included in land and buildings are certain assets held for sale as of 30 June 2020. The carrying value of these assets is £7,018,000. In July 2020, the sale of these assets was completed as part of two separate sale and lease back transactions for net cash proceeds of £7,769,000.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

9	Bank loans

	30 June 2020	31 December 2019
	£’000	£’000
Current
Bank loans	4,516	4,218

Non-current
Bank loans	556,546	520,205

Non-current debt is analysed as follows:
Falling due between one and five years	414,857	387,859
Falling due in more than five years	141,689	132,346

	556,546	520,205

The Company has a $75,000,000 revolving credit facility (“RCF”). It is available until 3 October 2022 and secured as part of the first lien. At 30 June 2020, the draw down on the RCF loan was nil (2019: nil).

10	Acquisitions

During the six months ended June 2020, the Company acquired six car wash sites in the United States. Under the acquisition method of accounting, the resulting goodwill of £3,553,000 was capitalized and will be written off over 15 years, the period over which the Directors estimate the value of the business to exceed the value of the underlying assets.

The net assets acquired at the acquisition dates are as follows:

30 June 2020
£’000
Cash	5
Tangible assets	30,461
Intangible assets	8
Accrued liabilities	(64)

Net identifiable assets and liabilities	30,410

Cash consideration Deferred consideration Costs directly attributable to the business combination	33,021 824 118

Total consideration	33,963

Goodwill on acquisition	3,553

The fair value of the identifiable assets and liabilities has been determined on a provisional basis at this stage because the value of certain liabilities, while estimated with reasonable accuracy, remains uncertain. The revaluation adjustments are made to reflect the fair value of net assets acquired and consist primarily of revaluation of properties as required by FRS 102.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

10	Acquisitions (continued)

For the six months ended 30 June 2020, the acquired business contributed turnover of £365,000 and a gross profit of £207,000 reported in the consolidated income statement.

11	Financial instruments

The Company has the following financial instruments:

	30 June 2020	31 December 2019
	£’000	£’000
Financial assets measured at fair value through profit or loss :
Derivative instruments - cross currency swap	7,756	7,638

Financial assets at amortized cost:
Trade debtors	1,830	2,242
Other debtors	1,595	1,470
Investment in short term deposits	73	54

	3,498	3,766
Financial liabilities at amortized cost:
Senior loans	(560,102)	(523,474)
Other loans	(960)	(949)
Finance leases	(2,494)	(2,540)
Preference shares	(487,255)	(487,255)
Trade creditors	(7,102)	(9,054)
Accruals and deferred income	(142,074)	(115,579)
Other creditors	(7,383)	(7,414)

	(1,207,370)	(1,146,265)

Financial liabilities measured at fair value through other comprehensive income:
Derivative instruments - interest rate swap	(9,488)	(5,255)

12	Related party transactions

On 3 October 2017, the Company entered into a consulting agreement (“Consulting Agreement”) with an affiliated entity, Roark Capital Management LLC, which acts as an advisor to related entities and collectively owns a controlling interest in the Company. The Consulting Agreement expires on 3 October 2027, subject to certain renewal provisions. Under the terms of the Consulting Agreement, the Company is required to pay an annual fee with certain escalations based on the terms of the Consulting Agreement. For the six months ended 30 June 2020, the Company incurred expenses of $848,000 (2019: $824,000) in accordance with the Consulting Agreement during the period.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

13	Post balance sheet events

Subsequent to 30 June 2020, the Company acquired 19 car wash locations in the US, primarily consisting of real and personal property, for an aggregate cash purchase price of $92,300,000. The Company is in the process of completing its preliminary purchase accounting.

On 3 August 2020, Shine Holdco (UK) Limited and its subsidiaries were acquired by Driven Investor LLC (“Driven Brands”), a US domiciled company. Driven Brands, together with its subsidiaries, is one of the largest franchisors in the auto aftermarket services industry with approximately 4,200 locations in 15 countries, inclusive of the acquisition of Shine Holdco (UK) Limited.

14	GAAP reconciliation

The Company’s financial statements have been prepared in accordance with the FRS 102. FRS 102 differs in certain respects from the requirements of accounting principles generally accepted in the United States (“US GAAP”). The effects of the application of US GAAP to Shine Holdco (UK) Limited (“Shine” or “the Company”) results are set out below.

Net income (loss) reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000

Net income (loss) in conformity with UK GAAP			(28,216)	(24,093)

Adjustments on account of:
Historical goodwill amortization	(a	)	22,896	19,503
Reversal of fixed asset impairment reversals	(b	)	—	—
Transaction costs in goodwill	(c	)	(516)	(119)
Failed sale leasebacks	(d	)	(27,672)	(5,444)
Interest rate swap	(e	)	(4,233)	(4,975)
Preference shares	(f	)	21,737	20,047
Income tax	(g	)	2	3
Timing of termination payment	(h	)	1,532	—

Total impact of all adjustments			13,746	29,015

Net income (loss) in conformity with US GAAP			(14,470)	4,922
Non-controlling interest			40	28

Net income (loss) attributable to the shareholders of the parent company in conformity with US GAAP			(14,430)	4,950

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

Shareholders’ equity reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000

Total shareholders’ equity in conformity with UK GAAP			(173,199)	(142,502)

Adjustments on account of:
Historical goodwill amortization	(a	)	123,139	77,692
Reversal of fixed asset impairment reversals	(b	)	(17,204)	(9,373)
Transaction costs in goodwill	(c	)	(23,096)	(22,017)
Failed sale leasebacks	(d	)	(91,188)	(11,967)
Preference shares	(f	)	110,526	67,716
Income tax	(g	)	5,067	1,829

Total impact of all adjustments			107,244	103,880
Total shareholders’ equity in conformity with US GAAP			(65,955)	(38,622)
Non-controlling interest			(328)	(374)

Total equity attributable to shareholders’ of the parent company in conformity with US GAAP			(66,283)	(38,996)

Cash flow statement reconciliation :

			30 June 2020	30 June 2019
			£’000	£’000
Operating activities
Net cash provided by operating activities in conformity with UK GAAP			29,834	37,788
Reclassification related to failed sale leaseback arrangements	(d	)	2,729	584
Reclassification of interest on loan notes, bank loans and RCF	(i	)	(16,176)	(21,969)
Reclassification of gain on derivative financial instruments	(e	)	118	299
Reclassification of finance lease interest expense	(i	)	(93)	(58)

Net cash provided by operating activities in conformity with US GAAP			16,412	16,644

Investing activities
Net cash (used in) provided by investing activities in conformity with UK GAAP			14,716	(13,750)
Failed sale leaseback	(d	)	(60,489)	(18,011)

Net cash (used in) investing activities in conformity with US GAAP			(45,773)	(31,761)

Financing activities
Net cash (used in) financing activities in conformity with UK GAAP			(18,966)	(26,197)
Failed sale leaseback	(d	)	60,489	18,011
Reclassification related to failed sale leaseback arrangements	(d	)	(2,729)	(584)
Reclassification of interest on loan notes, bank loans and RCF	(i	)	16,176	21,969
Reclassification of gain on derivative financial instruments	(e	)	(118)	(299)
Reclassification of finance lease interest expense	(i	)	93	58

Net cash provided by financing activities in conformity with US GAAP			54,945	12,958

Net change in cash from UK to US GAAP			—	—

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

a)	Goodwill amortization

Under FRS 102, goodwill is presumed to have a finite useful economic life and is recorded at cost less accumulated amortization and impairment. Accordingly, the Company amortized goodwill on a straight-line basis over an estimated useful life of 15 years.

US GAAP prohibits the amortisation of goodwill and instead requires that goodwill be tested at least annually for impairment or more frequently if impairment indicators exist. Amortisation expense recognised under FRS 102 was reversed under US GAAP.

b)	Reversal of fixed asset impairment reversals

Under FRS 102, revaluation of assets is allowed. Fixed assets are stated at cost or a revalued amount less accumulated depreciation and impairment losses. Previously recognized impairment losses may be reversed under FRS 102.

Under US GAAP, fixed assets are recorded at historical cost less accumulated depreciation and impairment losses. Reversal of previously recognized impairment losses is prohibited. The impact of fixed asset impairment reversals under FRS 102 was reversed under US GAAP.

c)	Business combinations - transaction costs

FRS 102 allows transaction costs incurred in connection with a business combination to be capitalized as part of the cost of the purchase consideration.

Under US GAAP, transaction costs incurred in conjunction with a business combination are expensed in the period in which the costs are incurred.

d)	Sale leaseback transactions

The Company entered into sale and leaseback transactions that resulted in operating leases under FRS 102. Under FRS 102, sale and operating leaseback transactions resulted in the derecognition of the asset’s carrying value and the immediate recognition of gain or loss, if the transaction was established at fair value, or deferred gain or loss if the transaction price differed from the fair value. Any deferred gain or loss was amortized over the lease term.

Under US GAAP, ASC 840, Leases (“ASC 840”), the majority of the Company’s arrangements are treated as a failed sale leaseback transaction due to the Company’s continuing involvement in the asset and are accounted for under the financing method. As such, the assets are not derecognized, and the Company records a financing liability for the proceeds under US GAAP. The remaining arrangements are considered successful sale leasebacks as they did not have continuing involvement. Those gains are deferred and amortized over the lease term under US GAAP.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

e)	Interest rate swaps

The Company entered into interest rate swaps that qualified for hedge accounting under FRS 102. The portion of the gain or loss on the cash flow hedge instrument that is determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss.

The interest rate swaps that qualified for hedge accounting under FRS 102 do not qualify for hedge accounting under US GAAP ASC 815, Derivatives and Hedging (“ASC 815”). Gains or losses recognised in other comprehensive income under FRS 102 was reversed and recognised in profit or loss under US GAAP.

The accounting treatment under both FRS 102 and US GAAP results in the same impact to shareholders’ equity, therefore, this item is excluded from the GAAP reconciliation of shareholders’ equity.

f)	Preferred shares

Under FRS 102, preferred shares are recognised as a financial liability if an issuer has a contractual obligation to deliver cash or another financial asset to settle the shares or does not have the unconditional right to avoid making payments to the holders of the shares. The Company’s shares have certain redemption provisions that are outside the control of the issuer, therefore the Company does not have the unconditional right to avoid making payments to the holders of the shares. Accordingly, the Company recorded its preferred shares as a liability with accrued dividends charged to profit or loss as interest expense.

Under US GAAP, ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), preferred shares that are redeemable upon the occurrence of an uncertain event outside of the Company’s control are classified as mezzanine equity instead of as a financial liability. Uncertain events that would trigger a redemption are not probable of occurrence as of any balance sheet date. Accordingly, the shares are currently not probable of becoming redeemable, and as such the shares are not remeasured. Further, as dividends have not been declared on the shares, no dividend liability has been accrued and interest expense as recognized under UK GAAP has been reversed under US GAAP.

g)	Income taxes

FRS 102 allows the use of enacted or “substantively” enacted tax rates as of the balance sheet date to measure the deferred tax impact on timing differences to reflect an entity’s expectation as to the manner in which it will recover an asset or settle a liability.

Under US GAAP ASC 740, Deferred Taxes (“ASC 740”), deferred taxes were measured using the applicable enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

Under FRS 102, deferred tax assets are only recognized to the extent realization is probable. Under US GAAP, a valuation allowance is recognized against deferred tax assets, if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax asset will not be realised. Under US GAAP, the amount of required valuation allowance was measured based on an assessment of the future realisation of the tax benefit of existing deductible temporary differences and carryforwards considering all available evidence, both positive and negative.

Shine Holdco (UK) Limited
Unaudited consolidated interim financial statements
Six months ended 30 June 2020

Notes to the financial statements (continued)

14	GAAP reconciliation (continued)

h)	Timing of termination payment

Under FRS 102, a reserve for termination benefits is created only when the entity is demonstrably committed to terminate employment before the normal retirement date or to offer voluntary redundancy.

Under US GAAP ASC 712, Compensation – Nonretirement Postemployment Benefits (“ASC 712”), termination benefits are recognized when it is probable that the benefits will be paid, and the cost of the benefits can be reasonably estimated.

As all termination payments under both FRS 102 and US GAAP were recognized by June 30, 2020, there is no impact to shareholders’ equity in the GAAP reconciliation.

i)	Classification and presentation

Under UK GAAP, interest paid may be classified as an operating activity or financing activity within the statement of cash flows, so long as the presentation is consistent from period to period. The Company has elected to present interest paid as a financing activity under UK GAAP.

Under US GAAP, interest paid in connection with financing obligations and to lenders and other creditors is included within operating activities.

12,000,000 Shares

Driven Brands Holdings Inc.

PROSPECTUS

Morgan Stanley

BofA Securities

Goldman Sachs & Co. LLC

J.P. Morgan

Barclays

Credit Suisse

Baird

Piper Sandler

William Blair

August 4, 2021